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As Filed With The Securities And Exchange Commission On March 15, 2006

Registration No.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-3
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

CENTRAL EUROPEAN MEDIA ENTERPRISES LTD.
(Exact Name of Registrant as Specified in its Charter)

BERMUDA	98-0438382
(State or Other Jurisdiction of Incorporation)	(I.R.S. Employer Identification Number)
CLARENDON HOUSE 2 CHURCH STREET, HAMILTON HM 11 BERMUDA (441) 296-1431 (Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant's Principal Executive Offices)
DANIEL PENN, ESQ.
c/o CME DEVELOPMENT CORPORATION
ALDWYCH HOUSE
81 ALDWYCH, LONDON
WC2B 4HN, ENGLAND
011-44-20-7430-5430
011-44-20-7430-5403 (FACSIMILE)
(Name, Address, Including Zip Code, and Telephone Number,
Including Area Code, of Agent for Service)
COPIES TO:
ROBERT L. KOHL, ESQ. KATTEN MUCHIN ROSENMAN LLP 575 MADISON AVENUE NEW YORK, NY 10022 (212) 940-8800 (212) 940-8776 (FACSIMILE)	WALTER LOONEY, ESQ. SIMPSON THACHER & BARTLETT LLP CITY POINT ONE ROPEMAKER STREET EC2Y 9HU, ENGLAND 011-44-207-275-6500 011-44-207-275-6502 (FACSIMILE)

Approximate date of commencement of proposed sale to the public: As soon after the effective date of this Registration Statement as is practicable.

If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. ☐

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. ☒

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box. ☒

If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.D. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box. ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered	Proposed maximum offering price per unit	Proposed maximum aggregate offering price	Amount of registration fee

Class A Common Stock, $0.08 par value (the "Common Stock")	2,530,000 shares(1)	$66.38(2)	$167,941,400	$17,969.73

(1)
Includes 330,000 shares issuable upon exercise of an option by the underwriters to purchase additional shares.

(2)
Estimated solely for purposes of calculating the registration fee pursuant to Rule 457(c) under the Securities Act.

Subject to completion, dated March 15, 2006

The information in this prospectus is not complete and may be changed.

Prospectus

2,200,000 Shares

Central European Media Enterprises Ltd.

Class A common stock

This is an offering of 2,200,000 shares of Class A Common Stock of Central European Media Enterprises Ltd.

Our Class A Common Stock and Class B Common Stock vote as a single class on all matters, except as otherwise provided in our Bye-laws or as required by law, with each share of Class A Common Stock entitling its holder to one vote and each share of Class B Common Stock entitling its holder to ten votes.

Our Class A Common Stock is quoted on the Nasdaq National Market and on the Prague Stock Exchange under the symbol "CETV". The last reported sale price of our Class A Common Stock on Nasdaq on March 6, 2006 was US$ 65.05.

See "Risk Factors" beginning on page 11 to read about factors you should consider before buying shares of our Class A Common Stock.

Neither the Securities and Exchange Commission, nor any state securities commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

		Per share		Total

Offering price	$		$
Underwriting discounts and commissions	$		$
Proceeds to Company, before expenses	$		$

To the extent the underwriters sell more than 2,200,000 shares of Class A Common Stock, the underwriters have an option for a period of 30 days to purchase up to an additional 330,000 shares of Class A Common Stock at the public offering price less the underwriting discount.

We expect that delivery of the shares to investors will be made on or about March     , 2006.

JPMorgan	Lehman Brothers	ING
Ceska sporitelna, a.s.
Jefferies & Company	ThinkEquity Partners LLC

March    , 2006

You should rely only on the information contained or incorporated by reference in this prospectus. We have not authorized anyone to provide you with different information. We are offering to sell, and seeking offers to buy, shares of our Class A Common Stock only in jurisdictions where offers and sales are permitted. You should not assume that the information contained in this prospectus is accurate as of any date other than the date on the front of this prospectus, or that any information we have incorporated by reference is accurate as of any date other than the date of the document incorporated by reference. Our business, financial condition, results of operations and prospects may have changed since those dates.

No action is being taken in any jurisdiction outside the United States to permit a public offering of our common stock or possession or distribution of this prospectus in that jurisdiction. Persons who come into possession of this prospectus in jurisdictions outside the United States are required to inform themselves about and to observe any restrictions as to this offering and the distribution of this prospectus applicable to that jurisdiction.

Unless the context otherwise indicates, the terms "CME", "we", "us", and "our" refer to Central European Media Enterprises Ltd. and our subsidiaries and affiliates. The term "EU" refers to the European Union.

Unless otherwise noted, all statistical and financial information presented in this report has been converted into US dollars using appropriate exchange rates. All references to `US$' or `dollars' are to US dollars, all references to `HRK' are to Croatian kuna, all references to `CZK' are to Czech korunas, all references to `RON' are to the New Romanian lei, all references to `SIT' are to Slovenian tolars, all references to `SKK' are to Slovak korunas, all references to `UAH' are to Ukrainian hryvna, all references to `Euro' are to the European Union Euro and all references to `GBP' are to British Pounds. The exchange rates as of December 31, 2005 used in this report are 6.23 HRK/US$; 24.59 CZK/US$; 3.11 RON/US$; 202.43 SIT/US$; 31.95 SKK/US$; 5.05 UAH/US$; 0.85 Euro/US$ and 0.58 GBP/US$.

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Where you can find more information

We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission, and post copies of such filings on our website at http://www.cetv-net.com. You may read and copy any document we file at the SEC's public reference room located at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-732-0330 for further information on the operation of such public reference room. You also can request copies of such documents, upon payment of a duplicating fee, by writing to the SEC at 100 F Street, N.E., Washington, D.C. 20549 or obtain copies of such documents from the Securities and Exchange Commission's web site at http://www.sec.gov.

Incorporation of certain documents by reference

The Securities and Exchange Commission allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information we incorporate by reference is considered to be part of this prospectus and information that we file later with the Securities and Exchange Commission automatically will update and supersede such information. We incorporate by reference the documents listed below and any future filings we make with the Securities and Exchange Commission under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, prior to the termination of the offering of the securities covered by this prospectus, as amended:

(1)
Our Annual Report on Form 10-K for the fiscal year ended December 31, 2005, as amended by our Form 10-K/A filed with the Commission on March 15, 2006; and

(2)
Our Current Reports on Form 8-K filed January 25, 2006, February 2, 2006, February 21, 2006 and March 2, 2006.

We are also incorporating by reference the combined balance sheets of TV Nova as of December 31, 2004 and 2003, and the related combined statements of operations, stockholders' equity and comprehensive income, and cash flows for the years then ended, as well as the report of KPMG Ceska republika, s.r.o., independent public accountants, with respect to those financial statements, included in Amendment No. 2 to our Registration Statement No. 333-123922 on Form S-3 filed with the SEC on April 28, 2005.

You may request a copy of these filings (including exhibits to such filings that we have specifically incorporated by reference in such filings), at no cost, by writing or telephoning our offices at the following address:

CENTRAL EUROPEAN MEDIA ENTERPRISES, LTD.
Clarendon House
2 Church Street, Hamilton
HM 11 Bermuda
(441) 296-1431

Forward-looking statements

Some of the statements under "Prospectus Summary," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Business" and elsewhere in this prospectus contain forward-looking statements, including statements regarding:

  •
  the renewal of broadcasting licenses in the Slovak Republic and Ukraine;

  •
  the impact of legal proceedings in Ukraine;

  •
  the results of modifying our sales strategy in the Czech Republic;

  •
  the impact of the reorganization of our operations in the Czech Republic and the Slovak Republic;

  •
  the results of additional investment in Croatia and Ukraine;

  •
  the impact of the acquisition of control of our operations in the Slovak Republic;

  •
  our ability to develop and implement multi-channel strategies generally;

  •
  the growth of television advertising in our markets;

  •
  the future economic conditions in our markets;

  •
  future investments in television broadcast operations;

  •
  the growth potential of advertising spending in our markets; and

  •
  other business strategies and commitments.

You can identify these forward-looking statements by the use of forward-looking words such as "outlook," "believes," "expects," "potential," "continues," "may," "should," "seeks," "approximately," "predicts," "intends," "plans," "estimates," "anticipates" or the negative version of those words or comparable words. For these statements and all other forward-looking statements, we claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. Forward-looking statements are inherently subject to risks and uncertainties, many of which cannot be predicted accurately or are otherwise beyond our control and some of which might not even be anticipated. Future events and actual results, affecting our strategic plan as well as our financial position, results of operations and cash flows, could differ materially from those described in or contemplated by the forward-looking statements. Important factors that contribute to such risks include, but are not limited to:

  •
  the general regulatory environments where we operate and application of relevant laws and regulation;

  •
  the renewals of broadcasting licenses;

  •
  our ability to implement strategies regarding sales and multi-channel distribution;

  •
  the rate of development of advertising markets in countries where we operate;

  •
  our ability to acquire necessary programming and the ability to attract audiences;

  •
  our ability to obtain additional frequencies and licenses;

  •
  general market and economic conditions in these countries as well as in the United States and Western Europe; and

  •
  the other factors discussed under "Risk Factors" below.

Summary

This summary highlights certain information about us and the offering of our shares of Class A Common Stock. It does not contain all information that may be relevant in making your investment decision. You should read the following summary in conjunction with the more detailed information contained elsewhere in this prospectus including the "Risk Factors" section, the financial statements and the related notes.

Business

We have over 12 years of experience owning and operating the leading commercial television stations in Central and Eastern Europe. We own and operate ten television channels in six Central and Eastern European countries: the Czech and Slovak Republics, Slovenia, Romania, Croatia and Ukraine (the first three of which are members of the EU and the next of which is expected to accede to the EU in 2007). We broadcast to approximately 82 million people in markets with an estimated combined television advertising spend of approximately US$ 800 million in 2005.

Our stations are ranked number one or two in terms of both television advertising market share and audience share in the Czech Republic, Romania, the Slovak Republic, Slovenia and Ukraine. Our financial results reflect our strong position in each of these markets. From 2001 through 2005, without giving effect to the acquisition of Nova TV (Croatia) in 2004 and TVNova and Galaxie Sport (Czech Republic) in 2005, our combined segment net revenues and combined segment EBITDA grew at a compound annual growth rate of 25% and 57%, respectively.(1)

(1)
For a reconciliation of combined segment EBITDA to US GAAP and a reconciliation of combined segment net revenues to US GAAP, see Note 17 to our consolidated financial statements, included in our Annual Report on Form 10-K for the fiscal year ended December 31, 2005, as amended by our Form 10-K/A filed with the Securities and Exchange Commission on March 15, 2006, which is incorporated by reference in this prospectus.

The markets in which we operate have experienced and, we expect, will continue to experience, in the aggregate, strong growth in gross domestic product, spending related to television advertising, and consumer spending generally. We believe that a key driver of our growth has been and will continue to be positive economic developments in the countries in which we operate which lead to growth in our television advertising markets. We believe another key driver of our growth has been and will continue to be our ability to capture revenues by delivering audiences with desirable demographics to our advertising clients. We generate advertising revenues from a high quality customer base comprised largely of blue chip multi-national companies and, more recently, an increasing number of local advertisers. The top ten advertisers in each of our markets contribute between 27% and 39% of our annual revenues in such countries.

In Romania, the Slovak Republic and Ukraine, we conduct our television broadcasting activities in cooperation with our local partners. In these markets, our local partners have economic interests in our respective local operations and participate in their management. Our local management teams have a high degree of commercial autonomy in managing the day-to-day operations of our channels, including making decisions relating to advertising sales and programming. Our office in London provides our group with experience and know-how in management of television broadcasting operations as well as support in financial reporting, planning and analysis.

Our registered offices are located at Clarendon House, Church Street, Hamilton HM 11 Bermuda, and our telephone number is 441-296-1431. Certain of our subsidiaries maintain offices at Aldwych House, 81 Aldwych, London, WC2B 4HN, England, telephone number 44-20-7430-5430/1, and DAM 5B, 2nd Floor, Royal Dam Center, 1012 JS Amsterdam, The Netherlands.

Industry trends

The television advertising markets in which we operate have in recent years been driven by several positive factors, including the following:

  •
  GDP Growth: According to ING Bank and ZenithOptimedia, the estimated average real GDP growth in the countries in which we operate was 5% in 2005 compared to 2% in the Western Europe and 4% in the United States.

  •
  Increase in advertising: As a result of multi-national companies establishing and building market positions in Central and Eastern Europe, our markets have experienced significant growth in total advertising spending. We estimate the average advertising spending as a percentage of GDP for 2005 in the countries in which we operate was approximately 0.48%, compared to an average of approximately 0.66% in Western European countries including Austria, Belgium, Denmark, Finland, France, Germany, Greece, Ireland, Italy, Netherlands, Norway, Portugal, Spain, Sweden, Switzerland, and the United Kingdom.

  •
  High ratios of television advertising as a percentage of total advertising: Television is the dominant advertising medium in Central and Eastern Europe, accounting for an average of 50% of the total advertising spend in the countries in which we operate.

Competitive strengths

We believe that we enjoy a strong competitive position in the television advertising markets in the countries in which we operate for the following reasons:

Established leading market position

We attract and maintain audiences with demographics sought by advertisers and we turn this audience share into television advertising market share. We are ranked first or second in terms of national all day audience share in the Czech Republic, Romania, the Slovak Republic, Slovenia and Ukraine. Our ability to convert audience share into substantially higher television advertising share is based on high audience share, strong demographics and effective management of sales of advertising time. We believe that in our core markets the proportion of the television advertising market share we attract is an average of 1.9 times greater than our audience share.

High barriers to entry

We believe there is a low likelihood of new terrestrial television broadcasting channels being launched in the markets in which we operate and any new entrants to these markets will face significant barriers, primarily due to the following reasons:

  •
  there are no national analogue terrestrial broadcasting frequencies available to new entrants;

  •
  significant financial investment would be required to achieve the critical mass of audience share that we have already achieved in our core markets, and which is essential to attracting and retaining advertising customers; and

  •
  the relatively underdeveloped cable infrastructure and low penetration of satellite and, to a lesser extent, cable in the markets in which we operate prevents stand-alone cable and satellite-only channels from effectively competing for audience or television advertising market share.

Leading producer of local television content

We believe that our success in attracting and maintaining large audiences and translating our audience share into revenues is the result of our programming strategy. We have maintained a long-term policy of investing in programming rights for popular films and series. In addition, we are investing in the production of appealing and innovative local programming. Our stations produce a wide range of programming, including news, talk shows, game shows, dramas and sitcoms. On average, 31% of the schedules of our terrestrial channels consist of locally produced content and we expect that share to increase over time. We believe that our ability to acquire rights to popular foreign programming and to continue to produce successful local programming will enable us to continue to reach large audiences in the markets in which we operate.

Experienced corporate and local management

We believe that the success of our operations to date is largely due to our management at both the corporate and local levels. Our senior management team has over 90 years of combined experience in either television broadcasting or the media industry generally and has been instrumental in developing and implementing business strategies for our operations. Our local management teams, which conduct the day to day operations of our television channels, have media backgrounds and provide valuable insights into local tastes, developments and demands.

Our strategy

Our strategic goal is to be the leading commercial television broadcaster in the markets in which we operate. The main elements of our strategy are as follows:

Maintain leading positions in television audience and television advertising market share

We aim to maintain and further strengthen our position as one of the most important providers of advertising space in the markets in which we operate. We intend to continue our strategy of developing and broadcasting a mix of quality local programming and premium foreign programming to deliver audiences to our advertisers that have the size and demographics that are most attractive to our advertisers in our individual markets.

Identify and exploit further expansion of our activities and revenue streams

We intend to continue to identify and develop additional revenue streams in order to enhance our profitability. We believe that commercial networks can increase profitability through the introduction of new thematic channels targeted at specific audiences, as we have, for example, done successfully in Romania. We can minimize the cost of launching new channels by leveraging our existing infrastructure and existing brands. Our extensive programming assets and expanded distribution through such channels would provide our customers with additional advertising opportunities. We also intend to develop alternative revenue streams by adding digital networks in the markets in which we operate when the physical and regulatory infrastructure for digital broadcasting is in place.

Capitalize on the economic growth in our markets

We believe that we are one of the most important providers of advertising space in the markets in which we operate. In these markets, particularly in Romania and Ukraine, we are experiencing higher levels of economic growth and consequently growth in television advertising spend than in more developed markets. We believe that the strong brands associated with our channels, our leading audience shares and our attractive demographics will continue to support increases in advertising rates and the growth of advertising revenues from our operations as television advertising markets continue to grow. We also intend to benefit from these developments by targeting new advertising clients entering these markets and delivering to them attractive audiences.

Growth through targeted acquisitions and consolidation of existing ownership interests

We also intend to expand our business further through carefully selected acquisitions that would complement our existing business or by increasing our ownership share in our existing operations.

The offering

Class A common stock offered by us	2,200,000 shares (2,530,000 shares if the underwriters' option is exercised in full)
Common stock outstanding immediately after this offering:
Class A	33,257,994 shares
Class B	6,966,533 shares
Total	40,224,527 shares
Use of proceeds
We estimate that our net proceeds from this offering will be approximately US$144.2 million. We intend to use these net proceeds for general corporate purposes, including the possible acquisition of additional shareholdings in our current operations, further investment in the expansion of existing operations or investment in the development of new revenue opportunities. See "Use of Proceeds" below.
Dividend policy
We have never declared or paid dividends on our capital stock. We do not expect to pay any dividends in the foreseeable future. We currently intend to retain our earnings for the development of our business.
Voting rights
In general, our shares of Class A Common Stock and Class B Common Stock are substantially identical and vote together as a single class. In additional, each class of stock has the following characteristics:
Class A	One vote per share for all matters on which shareholders are entitled to vote, including the election and removal of directors.
Class B	10 votes per share for all matters on which the shareholders are entitled to vote, including the election and removal of directors.
Nasdaq and Prague stock exchange listings	Our Class A Common Stock is quoted on the Nasdaq National Market and the Prague Stock Exchange under the symbol "CETV".
Risk factors	See "Risk Factors" beginning on page 12 of this prospectus for a discussion of factors that you should carefully consider before deciding to invest in shares of our Class A Common Stock.

The Common Stock outstanding immediately after the offering is based on 38,024,527 shares outstanding as of March 6, 2006 and excludes 1,115,275 shares of Common Stock subject to options outstanding as of March 6, 2006, at a weighted average price of $23.43 per share.

Except as otherwise stated, the information in this prospectus does not take into account the exercise of the underwriters' option to purchase additional shares in the event the underwriters sell more than 2,200,000 shares.

Summary historical and pro forma financial information

You should read the following financial information together with the information under "Management's Discussion and Analysis of Financial Condition and Results of Operations," and with our consolidated financial statements and related notes to those statements included in our Annual Report on Form 10-K for the year ended December 31, 2005, as amended by our Form 10-K/A filed with the Securities and Exchange Commission on March 15, 2006, which is incorporated by reference into this prospectus.

The following table sets forth our selected consolidated financial data for each of the years ended December 31, 2005, 2004, 2003, 2002 and 2001. We have derived the consolidated statements of operations data for the years ended December 31, 2005, 2004 and 2003 and the balance sheet information as of December 31, 2005 and December 31, 2004 from the consolidated audited financial statements included our Annual Report on Form 10-K for the fiscal year ended December 31, 2005, as amended by our Form 10-K/A filed with the Securities and Exchange Commission on March 15, 2006, which is incorporated by reference into this prospectus.

The summary unaudited pro forma consolidated financial information for the twelve months ended December 31, 2005 has been derived from our unaudited condensed pro forma consolidated financial information included elsewhere in this prospectus. The summary unaudited pro forma consolidated financial information is for informational purposes only, and does not purport to present what our results of operations and financial condition would have been had these transactions actually occurred on the date specified, nor does it project our results of operations for any future period or our financial condition at any future date.

	For the years ended December 31,
						Pro forma for the year ended December 31, 2005
(US$ 000's, except per share data)	2005(3)	2004	2003	2002	2001

						(unaudited)
Consolidated statement of operations data:
Net revenues	$400,978	$182,339	$124,978	$99,143	$84,116	$483,102
Operating income/(loss)	52,369	18,740	(4,410)	1,466	(8,315)	84,854
Net income/(loss) from continuing operations	43,008	16,007	(24,201)	(25,106)	(25,240)	60,839
(Loss)/income on discontinued operations(1)	(513)	2,524	370,213	10,922	3,129	(513)

Net income/(loss)	$42,495	$18,531	$346,012	$(14,184)	$(22,111)	$60,326

Other data:
Non cash stock-based compensation	2,954	10,102	13,209	3,754	—	2,954
Depreciation of fixed and intangible assets	27,912	7,010	5,362	7,084	11,532	36,109
Per share data:(2)
Net income/(loss) per common share from:
Continuing operations—basic	$1.24	$0.57	$(0.91)	$(0.95)	$(0.95)	$1.62
Continuing operations—diluted	1.21	0.55	(0.91)	(0.95)	(0.95)	1.58
Discontinued operations—basic	(0.01)	0.09	13.97	0.41	0.12	(0.01)
Discontinued operations—diluted	(0.01)	0.09	13.97	0.41	0.12	(0.01)
Net income/(loss)—basic	1.23	0.66	13.06	(0.54)	(0.84)	1.60
Net income/(loss)—diluted	$1.20	$0.64	$13.06	$(0.54)	$(0.84)	$1.57
Weighted average common shares used in computing per share amounts (000s)
Basic	34,664	27,871	26,492	26,451	26,449	37,660
Diluted	35,430	29,100	26,492	26,451	26,449	38,426

	As at December 31,
(US$ 000's, except per share data)	2005(3)	2004	2003	2002	2001

Consolidated balance sheet data:
Current assets	$286,926	$265,049	$266,891	$109,558	$81,024
Non-current assets	1,101,924	179,590	101,861	74,464	75,114

Total assets	1,388,850	444,639	368,752	184,022	156,138

Current liabilities	206,961	109,745	71,116	77,156	79,619
Non-current liabilities	488,099	18,965	23,118	200,723	165,225
Minority interests	13,237	4,861	994	2,019	90
Shareholders' equity/(deficit)	680,553	311,068	273,524	(95,876)	(88,796)

Total liabilities and shareholders' equity	$1,388,850	$444,639	$368,752	$184,022	$156,138

(1)
In 2003 we sold our 93.2% participation interest in CNTS, our former Czech operating company, to PPF. In 2000 we sold substantially all of our Hungarian operations to SBS. Our financial statements present our former operations in the Czech Republic and Hungary as discontinued operations for all periods.

(2)
All per share data has been adjusted for the two-for-one stock splits which occurred on August 22, 2002, January 10, 2003 and November 5, 2003.

(3)
The Consolidated Balance Sheet data and Consolidated Statements of Operations data for 2005 reflect the effect of our acquisition of the TV NOVA (Czech Republic) group in May 2005.

Risk factors

This prospectus contains forward-looking statements that involve risks and uncertainties. See "Forward-looking Statements" above. Our actual results in the future could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including the risks described below and elsewhere in this prospectus. You should carefully consider the following risks in addition to the other information contained in this prospectus and the documents to which we have referred you, before deciding to invest in shares of our Class A Common Stock.

Risks relating to our business and operations

Our operating results are dependent on the importance of television as an advertising medium

We generate almost all of our revenues from the sale of advertising airtime on television channels in our markets. In the advertising market, television competes with various other advertising media, such as print, radio, the internet and outdoor advertising. In all of the countries in which we operate, television constitutes the single largest component of all advertising spending. There can be no assurances that the television advertising market will maintain its current position among advertising media or that changes in the regulatory environment will not favor other advertising media or other television broadcasters. Increases in competition among advertising media arising from the development of new forms of advertising media could have an adverse effect on our maintaining and developing our advertising revenues and, as a result, on our results of operations and cash flows.

Our advertising revenues depend on our stations' technical reach, the pricing of advertising time, television viewing levels, changes in audience preferences, shifts in population and other demographics, technological developments relating to media and broadcasting, competition from other broadcasters and other media operators, and seasonal trends in the advertising market in the countries in which we operate. There can be no assurance that we will be able to continue to respond successfully to such developments. Any decline in the appeal of television generally or of our channels specifically, whether as a result of the growth in popularity of other forms of media or a decline in the attractiveness of television as an advertising medium, could have a material adverse effect on our results of operations and cash flows.

Our broadcasting licenses may not be renewed and may be subject to revocation

We require broadcasting and, in some cases, distribution licenses as well as other authorizations from national regulatory authorities in our markets in order to conduct our broadcasting business. Our current broadcasting licenses expire at various times between 2006 and 2019, including the broadcasting license covering fifteen hours (primarily prime and off prime time) in Ukraine which expires in December 2006. We cannot guarantee that our current licenses or other authorizations will be renewed or that they will not be subject to revocation, particularly in Ukraine, where there is relatively greater political risk as a result of less developed political and legal institutions. The failure to comply in all material respects with the terms of broadcasting licenses or other authorizations may result in such licenses or other authorizations not being renewed or otherwise terminated. Furthermore, no assurances can be given that new licenses will be issued, that extensions of licenses will be issued on the same terms as existing licenses or that further restrictions or conditions will not be imposed in the future. Any non-renewal or termination of broadcasting licenses or other authorizations or material modification of the terms of any renewed licenses may have a material adverse effect on our operations.

We do not have management control of our affiliate in Ukraine and could lose our contractual rights

We own certain of our operations through subsidiaries and affiliates jointly with strategic partners. We have management control over the subsidiaries in which we have a majority interest. However, in the license company for the Studio 1+1 Group in Ukraine, in which we hold only an indirect 18% ownership interest, we do not have an ownership interest that is sufficient to allow us to assert management control and affirmatively direct the operations, strategies and financial decisions of this company and we rely principally on contractual rights to protect and maintain our 60% beneficial interest in Studio 1+1. Therefore, without the consent of our partners, we may be unable to cause this company to distribute funds, to implement strategies or to make programming decisions that we might favor.

In addition, the 70% ownership interest in Studio 1+1 that is held by our partner Alexander Rodnyansky is the subject of litigation in Ukraine (see "Legal Proceedings, Ukraine"). In the event of an adverse outcome which results in the ownership of 70% of Studio 1+1 being transferred from Mr. Rodnyanksy to the claimant Igor Kolomoiski pursuant to a court decision, we may not be able to secure and enforce our contractual rights to a 60% economic interest in Studio 1+1 or rights related to the governance of Studio 1+1 against Mr. Kolomoiski. A reduction in our right to future distributable cash from Studio 1+1 would have an adverse impact on our financial position and results of operations.

We have a history of net operating losses and our operations may not be profitable in the future

The year ended December 31, 2004 was the first year in which we recorded net income from continuing operations. In preceding years since our incorporation, we recorded net operating losses from continuing operations. As of December 31, 2005, we had an accumulated deficit of US$ 45.0 million.

Our ability to generate operating profits and net income in the future will depend on a number of factors, including our ability to generate advertising revenues, which is affected by our ability to attract and maintain audiences, to develop additional revenue streams and to control costs in all areas of our operations. Although we intend to continue to invest in the acquisition of new channels and the development of further thematic channels, such investments may not be successful and we may incur significant losses in the future.

Our ability to generate operating profits and net income from our operations is also affected by a number of external factors over which we have no control, such as the level of economic growth, general economic conditions and consumer and advertising spending in our markets.

Our operating results are dependent on general economic conditions

The results of our operations rely heavily on advertising revenue, and demand for advertising is affected by prevailing general economic conditions. Adverse economic conditions generally and downturns in the economies of our operating countries specifically are likely to negatively impact the advertising industries in those countries and, consequently, the results of our operations. Declines in the level of business activity of our advertising customers may have a material adverse effect in the future on our revenues and results of operations. Although recently there has been growth in the economies of our operating countries, there can be no assurance that this trend will continue or that any such improvement in general economic conditions will generate increased advertising revenue for our group. Global and local downturns in the general economic environment may cause our customers to reduce the amounts they spend on advertising, which could result in a decrease in demand for our advertising airtime. This would adversely affect our business, financial condition, results of operations and cash flow.

Our debt service obligations may adversely affect our business

We anticipate that our high leverage will continue for the foreseeable future. Our high leverage could have important consequences to our business and results of operations, including but not limited to the following: our vulnerability to a downturn in our business or economic and industry conditions has increased; our ability to obtain additional financing to fund future working capital, capital expenditures, business opportunities and other corporate requirements has been limited; we may have a higher level of debt than certain of our competitors, which may put us at a competitive disadvantage; a substantial portion of our cash flow from operations is required to be dedicated to the payment of principal of, and interest on, our indebtedness, which means that this cash flow is not available to fund our operations, capital expenditures or other corporate purposes; and our flexibility in planning for, or reacting to, changes in our business, the competitive environment and the industry in which we operate has been limited. Any of these or other consequences or events could have a material adverse effect on our ability to satisfy our debt obligations and would therefore have potentially harmful consequences for the development of our business and strategic plan.

Our cash flow and capital resources may not be sufficient for future debt service obligations

Our ability to make debt service payments on our debt depends on our future operating performance and our ability to generate sufficient cash, which in turn depends in part on factors that are not within our control, including general economic, financial, competitive, market, legislative, regulatory and other factors. If our cash flow and capital resources are insufficient to fund our debt service obligations, we would face substantial liquidity problems and we may be obliged to reduce or delay capital or other material expenditures at our stations, restructure our debt, obtain additional debt or equity capital (if available on acceptable terms), or dispose of material assets or businesses to meet our debt service and other obligations. It may not be possible to accomplish any of these alternatives on a timely basis or on satisfactory terms, if at all.

We are subject to risks relating to fluctuations in exchange rates

Our reporting currency is the US dollar but a significant portion of our consolidated revenues and costs are in other currencies, including programming rights expenses and interest on debt. Furthermore, our functional currency in Romania and Ukraine is the US dollar. This is subject to annual review in accordance with FAS 52 "Foreign Currency Translation" and new circumstances that may be identified during these annual reviews may result in use of functional currencies in these markets that differ from our reporting currency. In addition, our Senior Notes are denominated in the Euro currency. Changes in exchange rates may have an adverse effect on our reported results of operations and financial condition.

For a detailed analysis of our exposure to exchange rate risk, see Part II, Item 7A, "Quantitative and Qualitative Disclosures about Market Risk" in our Annual Report on Form 10-K for the year ended December 31, 2005, as amended by our Form 10-K/A filed with the Securities and Exchange Commission on March 15, 2006, which is incorporated by reference into this prospectus.

Our operations are in developing markets where there is a risk of economic uncertainty, biased treatment and loss of business

Our revenue generating operations are located in Central and Eastern Europe. Countries in this region have economic, legal and tax systems, standards of corporate governance, business practices and political systems that continue to develop. Government policies could be altered significantly, especially in the event of a change in political leadership, and the risk of the occurrence of social or political disruption or unforeseen circumstances affecting economic, political or social life is greater than in Western economies. Legal and regulatory systems could be subject to political pressures. These markets present different risks from those posed by investments in developed markets, including potential instability, legal and economic risks, potential political influence on media, inconsistent application of tax and legal regulations, and other general business risks. In addition, we operate in most of our markets with local shareholders, which presents a potential for biased treatment of us by local regulators or before the local courts in the event of disputes involving our local shareholders or our investments. If such a dispute occurs, those regulators or those courts might favor local interests over our interests. Ultimately this could lead to loss of our business operations, as occurred in the Czech Republic in 1999.

Our holding company structure may limit our access to cash

We are a holding company and we conduct our operations through subsidiaries and affiliates. The primary internal source of our cash to fund our corporate operating expenses as well as service our existing and future debt depends on debt repayments from our subsidiaries, the earnings of our operating subsidiaries and earnings generated from our equity interest in certain of our affiliates and distributions of such earnings to us. Substantially all of our assets consist of shares in and loans to our subsidiaries. We currently rely on the repayment of inter-company indebtedness and the declaration of dividends to receive distributions of cash from our operating subsidiaries and affiliates. The distribution of dividends is generally subject to conformity with requirements of local law, including the funding of a reserve account, and, in certain instances, the affirmative vote of our partners. If our operating subsidiaries or affiliates are unable to distribute to us funds to which we are entitled, we may be unable to cover our corporate operating expenses. Such inability would have a material adverse effect on our results of operations.

We may require additional external sources of capital, which may not be available on acceptable terms

The acquisition, ownership and operation of television broadcasting operations requires substantial capital investment. Our total capital requirements are based on our estimates of future operating results, which are based on a variety of assumptions that may prove to be inaccurate. If our assumptions prove to be inaccurate, if our assumptions or plans change, or if our costs increase due to unanticipated competitive pressures or other unanticipated developments, we may need to obtain additional financing. Sources of financing may include public or private debt or equity financings, proceeds from the sale of assets or other financing arrangements. Any additional equity or equity-linked financings may dilute the economic interest of the holders of our Common Stock. In addition, it is not possible to ensure that such financings will be available within the limitations on the incurrence of additional indebtedness contained in the Indenture pursuant to which our Senior Notes were issued. Furthermore, such financings may not be available on acceptable terms, or may be subject to limits on the incurrence of indebtedness under the Indenture.

Our related party transactions may involve risks of conflicts of interest and delayed payments resulting in the conclusion of transactions on less favorable terms than could be obtained in arms length transactions and the risk of a negative impact on cashflow

In Romania, the Slovak Republic and Ukraine, the local shareholders of our television operating companies are individuals with other business interests in those countries, including interests in media-related companies. In Romania our general director is also a shareholder in our company. Our local operating companies enter into transactions with parties related to our local shareholders and general directors, including barter transactions. We also have one loan outstanding to one of our local shareholders which was negotiated on arms length terms. Some or all of these transactions may present conflicts of interest that may in turn result in the conclusion of transactions on terms that are not arms length, which could adversely impact our results of operations.

In addition, some related party receivables have been collected more slowly than unrelated third party receivables which has resulted in slower cashflow to our operating companies to the detriment of our shareholders.

It is likely that our subsidiaries will continue to enter into related party transactions in the future. As a result, there is a continuing risk that related party transactions will have a negative impact on cashflows.

We may not be able to prevent our general directors from entering into transactions that are outside their authority and not in the best interests of shareholders

The general directors of our operating companies have significant management authority on a local level, subject to the overall supervision by the corresponding company board of directors. In the past, our internal controls have detected transactions that have been concluded by a general director acting outside his authority. Internal controls are not able to prevent a general director from acting outside his authority, particularly if a related party relationship remains undisclosed to us. There is therefore a risk that a general director may act outside his authority and that our operating companies will enter into transactions that are not duly authorized. Unauthorized transactions may not be in the best interests of our shareholders and may have an adverse impact on our results of operations.

Our principal shareholder exercises significant control over us, which may impede change of control transactions.

As of March 6, 2006 Ronald S. Lauder owns beneficially approximately 15.81% of our outstanding capital stock and 59.13% of our voting power, except where a separate class vote is required by Bermuda law. Mr. Lauder has the ability to control the election of our Board of Directors and thus our direction and future operations without the supporting vote of any other shareholder, including decisions regarding acquisitions and other business opportunities (except with respect to a "going private" transaction between us and Mr. Lauder), the declaration of dividends and the issuance of additional shares of Class A Common Stock and other securities. This concentration of ownership may have the effect of delaying, deferring or preventing a change of control, a transaction which might otherwise be beneficial to shareholders.

Our business is subject to significant changes in technology that could adversely affect our business

The television broadcasting industry may be affected by rapid changes in technology. The implementation of new technologies and the introduction of broadcasting distribution systems other than analogue terrestrial broadcasting, such as digital broadcasting, internet protocol transmissions, cable and satellite distribution systems, could adversely affect our businesses. Television broadcasting markets may face further competition from, and could be required to expend substantial financial and managerial resources on, the implementation of new broadcasting technologies. Countries in which we have operations have plans to migrate from analogue terrestrial broadcasting to digital terrestrial broadcasting. Each country has independent plans with differing time frames and regulatory regimes. The specific timing in any country is not fully known and we cannot predict the effect of such migration on our existing operations or predict our ability to receive any additional rights to broadcast if such additional rights should be required under any relevant regulatory regime. We may be required to commit substantial financial and other resources to the implementation of new technologies. We may be required to make substantial additional capital investment in order to implement digital terrestrial broadcasting and the use of alternative distribution systems may require us to acquire additional distribution and content rights. In light of our increased leverage position following the acquisition of the TV Nova (Czech Republic) group, we may not have access to resources sufficient to make such investments.

We may not be able to enforce our indemnification rights in a timely manner

Under the purchase agreement for the TV Nova (Czech Republic) group, PPF and certain of its affiliates have agreed to indemnify us for a limited period of time up to the full amount of the purchase price paid by us for the TV Nova (Czech Republic) group for a series of events and circumstances, including claims relating to taxes and claims brought by certain former shareholders of the TV Nova (Czech Republic) group. If we make an indemnification claim and we do not receive an indemnification payment or if such payment is delayed or contested, it may have a material adverse effect on our ability to make any required repayments under the terms of the Senior Notes or other indebtedness or may adversely affect our results of operations.

Enforcement of civil liabilities and judgments may be difficult

Central European Media Enterprises Ltd. is a Bermuda company. As a result, the rights of holders of our shares will be governed by Bermuda law and our memorandum of association and bye-laws. The rights of shareholders under Bermuda law may differ from the rights of shareholders of companies incorporated in other jurisdictions. Substantially all of our assets and all of our operations are located, and all of our revenues are derived, outside the United States of America. In addition, several of our directors and officers are non-residents of the United States of America, and all or a substantial portion of their assets are or may be located outside the United States of America. As a result, investors may be unable to effect service of process on those persons in the United States of America, or to enforce in the United States judgments obtained in American courts against us or those persons, including judgments based upon the civil liability provisions of American federal and state securities laws. There is uncertainty as to whether the courts of Bermuda and the courts in the countries in which we operate would enforce judgments obtained in other jurisdictions, including the United States of America, against us or such persons based upon the securities laws of those jurisdictions or entertain actions in Bermuda or in such other countries against us or such persons based on the securities laws of other jurisdictions.

Our bye-laws restrict shareholders from bringing legal action against our officers and directors.

Our bye-laws contain a broad waiver by our shareholders of any claim or right of action, both individually and on our behalf, against any of our officers or directors. The waiver applies to any action taken by an officer or director, or the failure of an officer or director to take any action, in the performance of his or her duties, except with respect to any matter involving any fraud or dishonesty on the part of the officer or director.

Risks relating to our common stock

The price of our Common Stock is likely to remain volatile

The market price of our Common Stock may be influenced by many factors, some of which are beyond our control, including those described above under "Risks Relating to our Business and Operations" and including the following: general economic and business trends, variations in quarterly operating results, regulatory developments in our operating countries and the EU, the condition of the media industry in our operating countries, future sales of shares of our Common Stock, investor and securities analyst perception of us and other companies that investors or securities analysts deem comparable in the television broadcasting industry. In addition, the stock market in general has experienced extreme price and volume fluctuations that have often been unrelated to and disproportionate to the operating performance of broadcasting companies. These broad market and industry factors may materially reduce the market price of our Common Stock, regardless of our operating performance.

Our share price may be adversely affected by potential future issuances and sales of our shares

As at December 31, 2005, we have a total of 1.0 million options to purchase Class A Common Stock outstanding and 0.2 million options to purchase Class B Common Stock outstanding. An affiliate of PPF holds 3.5 million unregistered shares of Class A Common Stock and has the right to demand a registration of up to 50% of such shares in May 2006 (subject to contractual provisions in favor of CME which will have the effect of delaying any sale until 90 days following the date of this prospectus), and up to 100% of such shares in May 2007. We cannot predict what effect, if any, the issuance of shares underlying options, the registration of such unregistered shares or any future sales of our shares will have on the market price of our shares. However, if more shares are issued, the economic interest of current shareholders will be diluted and the price of our shares may be adversely affected.

There is a risk that we may become subject to the passive foreign investment company rules under United States tax laws

We believe, but cannot assure, that we will not be classified as a passive foreign investment company (PFIC) under U.S. tax laws for the current or future years. If we were a PFIC, then each U.S. holder of our Class A Common Stock (other than a U.S. holder whose Class A Common Stock is otherwise marked-to-market for U.S. federal income tax purposes) generally would, upon certain distributions by us or upon disposition of the Class A Common Stock at a gain, be liable to pay tax at the then prevailing rates on ordinary income plus an interest charge, as if the distribution or gain had been recognized ratably over the U.S. holder's holding period for the Class A Common Stock, beginning with the year in which we become a PFIC. A U.S. holder could avoid the application of these rules by making a special tax election for the first year in which we become a PFIC, the effect of which generally would be to accelerate the electing U.S. holder's recognition of income with respect to our Class A Common Stock. We intend to notify U.S. holders of our Class A Common Stock if we determine at any time that we have become or are about to become a PFIC.

We may not pay dividends on the Class A Common Stock

We currently intend to retain all of our earnings to finance the growth and development of our business. We have never declared or paid any dividends and we do not expect to pay any dividends in the foreseeable future. Any decision as to payments of future dividends will depend on various conditions then existing, including our results of operations, financial and capital investment requirements, the availability of distributable reserves and other relevant factors.

Use of proceeds

We will receive proceeds from this offering of approximately US$144.2 million after deducting commissions and discounts payable to the underwriters and our estimated offering expenses. We will use the net proceeds of this offering for general corporate purposes, including the possible acquisition of additional shareholdings in our current operations, further investment in the expansion of existing operations or investment in the development of new revenue opportunities. Until we use the net proceeds of this offering, we intend to invest the funds in interest-bearing bank deposits or short-term investment grade obligations. See "Summary" above and "Business" below.

Price range of common stock

Our Class A Common Stock is publicly traded and began trading on the Nasdaq National Market on October 13, 1994 under the trading symbol "CETV." On June 27, 2005 our Class A Common Stock was listed and began trading on the Prague Stock Exchange. The last reported sale price of the Class A Common Stock on Nasdaq on March 13, 2006 was US $68.57.

The following table sets forth the high and low sales prices for each share of our Class A Common Stock on the Nasdaq National Market for each quarterly period during the last two fiscal years and for a portion of 2006.

Price period	High (US$/Share)	Low (US$/Share)

2004
First Quarter	21.32	17.50
Second Quarter	23.18	18.13
Third Quarter	29.12	22.34
Fourth Quarter	40.27	28.60
2005
First Quarter	56.08	34.90
Second Quarter	50.70	40.04
Third Quarter	55.79	47.10
Fourth Quarter	59.00	44.72
2006
First Quarter (to March 13, 2006)	68.57	56.73

The following table sets forth the high and low sales prices for each share of our Class A Common Stock on the Prague Stock Exchange for each quarterly period since it began trading on June 27, 2005.

Price period	High (CZK/Share)	Low (CZK/Share)

2005
Second Quarter (from June 27, 2005)	1,212.00	1,192.00
Third Quarter	1,325.00	1,180.00
Fourth Quarter	1,440.00	1,135.00
2006
First Quarter (to March 13, 2006)	1,644.00	1,327.00

At the close of business on March 6, 2006, there were 22 holders of record (including brokerage firms and other nominees) of the Class A Common Stock, approximately 4,800 beneficial owners of our Class A Common Stock, and 10 holders of record of the Class B Common Stock. There is no public market for our Class B Common Stock. Each share of Class B Common Stock has 10 votes.

Dividend policy

We have never declared or paid and have no present intention to declare or pay in the foreseeable future any cash dividends with respect to any class of our Common Stock. We currently intend to retain earnings for the development of our business. Our ability to pay cash dividends is primarily dependent upon receipt of dividends or distributions from our subsidiaries, over some of which we have limited control.

Capitalization

The following table shows our cash, cash equivalents and capitalization as of December 31, 2005, and pro forma to reflect this offering as if it had occurred on that date.

You should read all of this information in conjunction with our consolidated financial statements and other financial information that are included in or incorporated by reference in this prospectus.

	As of December 31, 2005
(in thousands)	Actual	Unaudited as adjusted to reflect this offering

Cash and cash equivalents(1)	$71,658	215,874	*

Short-term debt(2)	$43,566	43,566

Long-term debt(3)	$441,164	441,164

Shareholders' equity:
Class A Common Stock, $0.08 par value: authorized: 100,000,000 shares at December 31, 2005; issued and outstanding: 31,032,994 at December 31, 2005	2,482	2,658	*
Class B Common Stock, $0.08 par value: authorized: 15,000,000 shares at December 31, 2005; issued and outstanding: 6,966,533 at December 31, 2005	558	558
Preferred Stock, $0.08 par value: authorized: 5,000,000 shares at December 31, 2005; issued and outstanding: 0 at December 31, 2005	—	—
Additional paid-in capital	$746,880	890,920	*
Retained earnings/(accumulated deficit)	(44,973)	(44,973)
Accumulated other comprehensive income/(loss)	(24,394)	(24,394)

Total shareholders' equity	680,553	824,769	*

Total capitalization	$1,165,283	1,309,499	*

*
Based on an offering of 2.2 million shares and an estimated offering price of $68.57.

(1)
The net proceeds of this offering are reflected in Cash and cash equivalents.

(2)
Short-term debt includes the current portion of long-term debt.

(3)
We are currently negotiating a loan with the European Bank for Reconstruction and Development in an amount of up to Euro 100 million.

The number of outstanding shares of Class A Common Stock in the table above excludes as of December 31, 2005: (1) 1,118,275 shares issuable upon exercise of options outstanding; and (2) 1,392,088 shares reserved for issuance and available for future grant or sale under our 1995 Amended Stock Option Plan.

Selected consolidated financial data

You should read the following financial information together with the information under "Management's Discussion and Analysis of Financial Condition and Results of Operations," and with our consolidated financial statements and related notes to those statements included in our Annual Report on Form 10-K for the year ended December 31, 2005, as amended by our Form 10-K/A filed with the Securities and Exchange Commission on March 15, 2006, which is incorporated by reference into this prospectus. The unaudited quarterly financial data for our most recent eight fiscal quarters is derived from the information included under "Selected Financial Data" in our Annual Report on Form 10-K for the year ended December 31, 2005, as amended by our Form 10-K/A filed with the Securities and Exchange Commission on March 15, 2006.

The following tables set forth our selected consolidated financial information for each of the years ended December 31, 2005, 2004, 2003, 2002 and 2001. We have derived the consolidated statements of operations data for the years ended December 31, 2005, 2004 and 2003 and the balance sheet data as of December 31, 2005 and December 31, 2004 from the consolidated audited financial statements included in our Annual Report on Form 10-K for the year ended

December 31, 2005, as amended by our Form 10-K/A filed with the Securities and Exchange Commission on March 15, 2006, which is incorporated by reference into this prospectus.

	For the years ended December 31,
(US$ 000's, except per share data)	2005(3)	2004	2003	2002	2001

CONSOLIDATED STATEMENT OF OPERATIONS DATA:
Net revenues	$400,978	$182,339	$124,978	$99,143	$84,116
Operating income/(loss)	52,369	18,740	(4,410)	1,466	(8,315)
Net income/(loss) from continuing operations	43,008	16,007	(24,201)	(25,106)	(25,240)
(Loss)/income on discontinued operations(1)	(513)	2,524	370,213	10,922	3,129

Net income/(loss)	$42,495	$18,531	$346,012	$(14,184)	$(22,111)

PER SHARE DATA:(2)
Net income/(loss) per common share from:
Continuing operations—basic	$1.24	$0.57	$(0.91)	$(0.95)	$(0.95)
Continuing operations—diluted	1.21	0.55	(0.91)	(0.95)	(0.95)
Discontinued operations—basic	(0.01)	0.09	13.97	0.41	0.12
Discontinued operations—diluted	(0.01)	0.09	13.97	0.41	0.12
Net income/(loss)—basic	1.23	0.66	13.06	(0.54)	(0.84)
Net income/(loss)—diluted	$1.20	$0.64	$13.06	$(0.54)	$(0.84)
Weighted average common shares used in computing per share amounts (000s)
Basic	34,664	27,871	26,492	26,451	26,449
Diluted	35,430	29,100	26,492	26,451	26,449
CONSOLIDATED BALANCE SHEET DATA:
Current assets	$286,926	$265,049	$266,891	$109,558	$81,024
Non-current assets	1,101,924	179,590	101,861	74,464	75,114

Total assets	1,388,850	444,639	368,752	184,022	156,138

Current liabilities	206,961	109,745	71,116	77,156	79,619
Non-current liabilities	488,099	18,965	23,118	200,723	165,225
Minority interests	13,237	4,861	994	2,019	90
Shareholders' equity/(deficit)	680,553	311,068	273,524	(95,876)	(88,796)

Total liabilities and shareholders' equity	$1,388,850	$444,639	$368,752	$184,022	$156,138

(1)
In 2003 we sold our 93.2% participation interest in CNTS, our former Czech operating company, to PPF. In 2000 we sold substantially all of our Hungarian operations to SBS. Our financial statements present our former operations in the Czech Republic and Hungary as discontinued operations for all periods.

(2)
All per share data has been adjusted for the two-for-one stock splits which occurred on August 22, 2002, January 10, 2003 and November 5, 2003.

(3)
The Consolidated Balance Sheet data and Consolidated Statements of Operations data for 2005 reflect the effect of our acquisition of the TV NOVA (Czech Republic) group in May 2005.

Quarterly results and seasonality

The following table sets forth unaudited financial data for each of our last eight fiscal quarters

	For the year ended December 31, 2005
(US$ 000's, except per share data)	First quarter	Second quarter	Third quarter	Fourth quarter

Consolidated Statement of Operations data:
Net Revenues	$48,304	$113,109	$87,067	$152,498
Operating Income/(Loss)	(2,252)	6,862	4,792	42,967
Net Income/(Loss)	(7,949)	25,459	(9,614)	34,599
Net Income/(Loss) per share:
Basic EPS	$(0.28)	$0.74	$(0.25)	$0.91
Effect of dilutive securities	—	(0.02)	—	(0.01)

Diluted EPS	$(0.28)	$0.72	$(0.25)	$0.90

	For the year ended December 31, 2004
(US$ 000's, except per share data)	First quarter	Second quarter	Third quarter	Fourth quarter

Consolidated Statement of Operations data:
Net Revenues	$35,848	$44,886	$36,543	$65,062
Operating Income/(Loss)	6,022	8,771	(6,736)	10,683
Net Income/(Loss)	5,171	6,032	(5,647)	12,975
Net Income/(Loss) per share:
Basic EPS	$0.19	$0.22	$(0.20)	$0.46
Effect of dilutive securities	(0.01)	(0.01)	—	(0.02)

Diluted EPS	$0.18	$0.21	$(0.20)	$0.44

We, like other television operators, experience seasonality, with advertising sales tending to be lowest during the third quarter of each calendar year, which includes the summer holiday period (typically July and August), and highest during the fourth quarter of each calendar year.

Business

Corporate structure

Central European Media Enterprises Ltd. was incorporated on June 15, 1994 under the laws of Bermuda. Our assets are held through a series of Netherlands and Netherlands Antilles holding companies. In each market in which we operate, we have ownership interests both in license companies and in operating companies. License companies have been authorized by the relevant local regulatory authority to engage in television broadcasting in accordance with the terms of a particular license. We generate revenues primarily through our operating companies which acquire programming for broadcast by the corresponding license company and enter into agreements with advertisers and advertising agencies on behalf of the license company. In the Czech Republic, Romania and Ukraine, the license company also acts as an operating company. Our share of profits in the operating companies corresponds with our voting interest other than in the Slovak Republic and Ukraine, where we are entitled by contract to a share of profits in those operations that is in excess of our voting interest. Below is an overview of our operating structure at March 15, 2006, the accounting treatment for each entity and a chart entitled "Simplified Corporate Structure—Continuing Operations".

Key subsidiaries and affiliates as at March 15, 2006	Voting interest	Share of profits	Accounting treatment	TV channels

Continuing Operations
Croatia
Operating Company:
Operativna Kompanija d.o.o. (OK)	100%	100%	Consolidated Subsidiary
License Company:
Nova TV d.d. (Nova TV Croatia)	100%	100%	Consolidated Subsidiary	NOVA TV (Croatia)
Czech Republic
Operating Company:
CME Media Services s.r.o. (CME Media Services)	100%	100%	Consolidated Subsidiary
License Companies:
CET 21 s.r.o. (CET 21)	96.5%	96.5%	Consolidated Subsidiary	TV NOVA (Czech Republic)
Galaxie Sport s.r.o. (Galaxie Sport)	100%	100%	Consolidated Subsidiary	GALAXIE SPORT

Key subsidiaries and affiliates as at March 15, 2006	Voting interest	Share of profits	Accounting treatment	TV channels

Romania
Operating Companies:
Media Pro International S.A. (MPI)	90%	90%	Consolidated Subsidiary
Media Vision S.R.L. (Media Vision)	75%	75%	Consolidated Subsidiary
License Company:
Pro TV S.A. — formerly Pro TV S.R.L. (Pro TV)	90%	90%	Consolidated Subsidiary	PRO TV, ACASA, PRO CINEMA and PRO TV INTERNATIONAL
Slovenia
Operating Company:
Produkcija Plus d.o.o. (Pro Plus)	100%	100%	Consolidated Subsidiary
License Companies:
Pop TV d.o.o. (Pop TV)	100%	100%	Consolidated Subsidiary	POP TV
Kanal A d.o.o. (Kanal A)	100%	100%	Consolidated Subsidiary	KANAL A
Slovak Republic
Operating Company:
Slovenska Televizna Spolocnost s.r.o. (STS)	89.8%	80%	Consolidated Subsidiary
License Company:
Markiza-Slovakia s.r.o. (Markiza)	80%	0.1%	Consolidated Subsidiary	MARKIZA TV
Ukraine
Operating Companies:
Innova Film GmbH (Innova)	60%	60%	Consolidated Subsidiary
International Media Services Ltd. (IMS)	60%	60%	Consolidated Subsidiary
Enterprise "Inter-Media" (Inter-Media)	60%	60%	Consolidated Subsidiary
License Company:
Broadcasting Company "Studio 1+1 LLC" (Studio 1+1)	18%	60%	Consolidated Variable Interest Entity	STUDIO 1+1

SIMPLIFIED CORPORATE OWNERSHIP STRUCTURE—CONTINUING
OPERATIONS

(AS AT MARCH 15, 2006)

Operating environment

Market and audience share

Our television channels reach an aggregate of approximately 82 million people in six countries. TV NOVA in the Czech Republic, our newest national channel, was ranked first in national all day audience share in 2005, as were MARKIZA TV in the Slovak Republic and POP TV, our primary channel in Slovenia. PRO TV in Romania and STUDIO 1+1 in Ukraine were ranked second in terms of national all day audience share for 2005 in competitive markets. In Croatia, NOVA TV was ranked fourth in terms of national all day audience share.

The rankings of our channels in the markets in which they broadcast are reflected below.

Country	Channels	Launch Date	Technical Reach(1)	2005 Audience Share(2)	Market Rank(2)

Croatia	NOVA TV (Croatia)	August 2000(3)	88%	14%	4
Czech Republic	TV NOVA (Czech Rep)	February 1994(4)	100%	41%	1
GALAXIE SPORT		April 2002(5)	26%(7)	Not measured	Not measured
Romania	PRO TV	December 1995	76%	16%	2
	ACASA	February 1998	65%	8%	4
	PRO CINEMA	April 2004	44%	1%	12
Slovak Republic	MARKIZA TV	August 1996	86%	31%	1
Slovenia	POP TV	December 1995	95%	27%	1
	KANAL A	October 1991(6)	86%	9%	4
Ukraine	STUDIO 1+1	January 1997	95%	20%	2

(1)
"Technical Reach" is a measurement of the percentage of a country's population that is able to receive the signals of the indicated channels. Source: Internal estimates supplied by each country's operations. Each of our stations in the relevant country has estimated its own technical reach based on the location, power and frequency of each of its transmitters and the local population density and geography around that transmitter. The technical reach calculation is separate from the independent third party measurement that determines audience share.

(2)
National all day audience share and rank. Source: Croatia: Peoplemeters AGB Media Services; Czech Republic: ATO—Mediaresearch / GFK; Romania: Peoplemeters Taylor Nelson Sofres; Slovak Republic: Visio / MVK; Slovenia: Peoplemeters AGB Media Services; Ukraine: Peoplemeters GFK USM. There are four stations ranked in Croatia, four in Czech Republic, twenty three in Romania, six in the Slovak Republic, four in Slovenia, and six significant stations ranked in Ukraine.

(3)
We acquired NOVA TV (Croatia) in July 2004.

(4)
We acquired TV NOVA (Czech Republic) in May 2005.

(5)
We acquired GALAXIE SPORT in September 2005.

(6)
We acquired KANAL A in October 2000.

(7)
26% technical reach in the Czech Republic. In addition, GALAXIE SPORT has a technical reach of 38% in the Slovak Republic.

The following table shows the population, technical reach of our primary channel, number of television households, per capita GDP and cable penetration for those countries of Central and Eastern Europe where we conduct broadcast operations.

Country	Population (in millions)(1)	Technical reach (in millions)(2)	Television households (in millions)(3)	Per capita GDP 2005 US$(4)	Cable penetration(3)

Croatia	4.3	3.8	1.5	$8,176	16%
Czech Republic	10.2	10.2	3.9	$11,148	26%
Romania	21.3	16.2	7.4	$4,460	68%
Slovak Republic	5.4	4.6	1.9	$9,312	35%
Slovenia	2.0	1.9	0.6	$17,050	58%
Ukraine	47.4	45.0	18.4	$1,715	19%
Total	90.6	81.7	33.7

(1)
Source: Global Insight Country Analysis (2005 data).

(2)
Source: Internal estimates supplied by each country's operations. Each of our operations has estimated its own technical reach based on the location, power and frequency of each of its transmitters and the local population density and geography around that transmitter. The technical reach is separate from the independent third party measurement that determines audience shares.

(3)
Source: Informa Telecoms and Media (2005 data). A Television Household is a residential dwelling with one or more television sets. Cable Penetration refers to the percentage of Television Households that subscribe to television services via cable channels.

(4)
Source: ING (September 2005 data).

Regulation

In this report, we refer to broadcasting regulatory authorities or agencies in our operating countries as "The Media Council". These authorities or bodies are as follows:

  Croatia—Electronic Media Council
  Czech Republic—The Council for Radio and Television Broadcasting
  Romania—National Audio-Visual Council
  Slovak Republic—Council of the Slovak Republic for Broadcasting and Television Transmission
  Slovenia—Post and Electronic Communications Agency of the Republic of Slovenia
  Ukraine—National Council for Television and Radio Broadcasting

Media Councils generally supervise broadcasters and their compliance with national broadcasting legislation. On accession to the European Union (the "EU") of any Central or Eastern European country in which we operate, our broadcast operations in such country become subject to EU legislation, including regulations governing the origin of programming content. The Czech Republic, Slovenia and the Slovak Republic acceded to the EU on May 1, 2004.

The EU Television Without Frontiers directive (the "EU Directive") sets out the legal framework for television broadcasting in the EU, which among other things, requires broadcasters, where "practicable and by appropriate means," to reserve a majority of their broadcast time for "European works." Such works are defined as originating from an EU member state or a signatory to the Council of Europe's Convention on Transfrontier Television, as well as written and produced mainly by residents of the EU or Council of Europe member states. In addition, the EU Directive requires that at least 10% of either broadcast time or programming budget is dedicated to programs made by European producers who are independent of broadcasters.

News, sports, games, advertising, teletext services and teleshopping are excluded from the calculation of these quotas. Further, the EU Directive provides for regulations on advertising, including limits on the amount of time that may be devoted to advertising, including direct sales advertising. The adoption by Croatia, which is currently in EU accession negotiations, and by Romania, which is scheduled for accession to the EU in 2007, of media legislation for privately owned broadcasters that is substantially in compliance with the EU Directive has had no material adverse effect on our operations.

License renewal

Regulatory bodies in each country in which we operate control access to the available frequencies through licensing regimes. Management believes that the licenses for our television license companies will be renewed prior to expiry. In Romania, the Slovak Republic, Slovenia and Ukraine local regulations contain a qualified presumption for extensions of broadcast licenses according to which a license may be renewed if the licensee has operated substantially in compliance with the relevant licensing regime. To date, all expiring licenses have been renewed; however, there can be no assurance that licenses will continue to be renewed upon expiration of their current terms. The failure of any such license to be renewed could adversely affect the results of our operations.

The licenses to operate our terrestrial broadcast operations are effective for the following periods:

Croatia	The license of NOVA TV (Croatia) expires in April 2010.
Czech Republic	The license of TV NOVA (Czech Republic) expires in January 2017. The GALAXIE SPORT license expires in March 2014.
Romania	Licenses expire on dates ranging from July 2006 to February 2014.
Slovak Republic	At its meeting on March 7, 2006, the Slovak Republic Media Council extended the license of MARKIZA TV for an additional 12 years, to September 2019.
Slovenia	The licenses of both our channels in Slovenia expire in August 2012.
Ukraine	The 15-hour license of STUDIO 1+1 expires in December 2006. The license to broadcast for the remaining nine hours in off prime expires in August 2014.

Operations by country

Croatia

General

Croatia is a parliamentary democracy with a population of approximately 4.3 million people. Per capita GDP is estimated to be US$ 8,176 in 2005 with a GDP growth rate of 3% for 2005. Approximately 99% of Croatian households have television and cable penetration is approximately 16%. According to our estimates, the Croatian television advertising market grew by approximately 4% in 2005 to approximately US$ 115 - 125 million.

In Croatia, we operate one national television channel NOVA TV (Croatia). The two other national broadcasters are the public broadcaster HRT, which operates two channels, and privately owned broadcaster RTL.

Operating and license companies

We own 100% of Nova TV (Croatia), which holds a national terrestrial broadcast license for Croatia. Nova TV (Croatia) owns 100% of OK, which provides programming and advertising services for the NOVA TV (Croatia) channel.

Operations

NOVA TV (CROATIA)

NOVA TV (Croatia) reaches 88% of the Croatian population. Independent research shows that among the main television stations in Croatia, the NOVA TV (Croatia) channel had a national all day audience share of 13.6% and a national prime time audience share of 13.3%.

The chart below summarizes the national all day and prime time audience share figures for NOVA TV (Croatia):

	2001	2002	2003	2004	2005

NOVA TV (Croatia)
All day	11.8%	15.3%	15.6%	12.0%	13.6%
Prime time	—	—	12.7%	10.9%	13.3%

Source: 2005, 2004 and 2003—AGB Media Services

Source: 2002 and 2001—CATI—phone recall research

(No independent data is available for 2001 and 2002 prime time).

Programming

NOVA TV (Croatia) broadcasts approximately 19 hours per day and has a programming strategy to appeal to a broad audience through a wide range of programming, including movies and series, news, sitcoms, telenovellas, soap operas and game shows.

Approximately 21% of the NOVA TV (Croatia) channel's programming is locally produced, including a Croatian version of Nasa Mala Klinica (Our Little Clinic), a sitcom originally produced by Pro Plus in Slovenia; U Sridu (Bull's Eye), a talk show; and Boomerang, an office-based sitcom.

OK has secured exclusive broadcast rights in Croatia to a variety of popular American and European series, films and telenovellas produced by major international studios, including MGM, Paramount Pictures and Walt Disney Television International for the NOVA TV (Croatia) channel. All foreign language programming is subtitled. Foreign news reports and film footage licensed from CNN, Reuters, APTN and SNTV are integrated into news programs on the NOVA TV (Croatia) channel.

The NOVA TV (Croatia) channel is required to comply with several restrictions on programming, including regulations on the origin of programming. These include the requirement that 20%

of broadcast time consist of locally produced programming and 60% of such locally produced programming be shown during prime time.

Advertising

Our Croatian operations derive revenues principally from the sale of commercial advertising time on the NOVA TV (Croatia) channel, sold both through independent agencies and media buying groups. The NOVA TV (Croatia) channel currently serves approximately 250 advertisers, including multinational companies such as Johnson & Johnson, Wrigley, L'Oreal, Procter & Gamble, Coca Cola and Reckitt Benckiser. Our top ten advertising clients contributed approximately 39% to our total advertising revenues in Croatia in 2005.

Within the Croatian advertising market, television advertising accounts for approximately 48% of total advertising spending. NOVA TV (Croatia) competes for advertising revenues with other media such as print, radio, outdoor advertising and direct mail.

Privately owned broadcasters are permitted to broadcast advertising for up to 15% of their daily broadcast time with an additional 5% of daily broadcast time that may be used for direct sales advertising. Privately owned broadcasters may use up to 12 minutes per hour for advertising and teleshopping. The public broadcaster, which is also financed through a compulsory television license fee, is restricted to broadcasting 9 minutes of advertising per hour. There are restrictions on the frequency of advertising breaks, which are the same for public and privately owned broadcasters. There are also restrictions that relate to advertising content, including a ban on tobacco advertising.

Competition

At the beginning of 2004, NOVA TV (Croatia) and HRT, which was then operating three channels, were the only national broadcasters in Croatia. In April 2004, RTL launched a channel under a license issued by the Croatian government on the frequencies previously used by the public broadcaster HRT, a third channel, which had ceased broadcasting earlier in 2004. During 2005 NOVA TV (Croatia) achieved a national all day audience share of 13.6%, which made it the fourth ranked station nationally.

The chart below provides a comparison of our audience share and technical reach to that of our competitors:

Main television channels	Ownership	Year of first transmission	Signal distribution	Audience share (2005)	Technical reach

HRT 1	Public Television	1956	Terrestrial / satellite / cable	38.1%	99%
HRT 2	Public Television	1972	Terrestrial / satellite / cable	15.9%	99%
RTL	Bertelsmann	2004	Terrestrial / satellite / cable	24.7%	95%
NOVA TV (Croatia)	CME	2000	Terrestrial / satellite / cable	13.6%	88%
Others				7.7%

				100.0%

Source: AGB Puls and CME

Additional competitors for audience share include cable and satellite channels.

License renewal

The NOVA TV (Croatia) channel operates pursuant to a license originally granted by the Telecommunications Agency of Croatia and is regulated by the Croatian Media Council pursuant to the Electronic Media Law and the Media Law. The license of NOVA TV (Croatia) is for a period of 10 years, expiring in April 2010. According to the Electronic Media Law a license can be extended. The Croatian Media Council has the authority to decide on an extension on the basis of a request for a renewal of a license filed six months before its expiration if a broadcaster has conducted its business in accordance with applicable law and the license. The Croatian Media Council may hold a public tender in connection with a request to extend a license.

Czech Republic

General

The Czech Republic, which acceded to the European Union on May 1, 2004, is a parliamentary democracy with a population of 10.2 million. Per capita GDP in 2005 is estimated to be US$ 11,148 with a GDP growth rate in 2005 of 4.7%. Approximately 98% of Czech households have television, and cable penetration is approximately 26%. According to our estimates, the Czech Republic television advertising market was approximately US$ 350 - 360 million in 2005, growing by 4% from 2004 in local currency.

In the Czech Republic, we operate one national television channel, TV NOVA (Czech Republic), as well as a cable channel, GALAXIE SPORT, both of which were acquired in 2005. The other two national broadcasters are the public broadcaster CT, operating two channels, and privately owned broadcaster TV Prima.

Operating and license companies

We own 68.745% of CET 21, which holds the national terrestrial broadcast license for TV NOVA (Czech Republic). Our voting and economic interest in CET 21 is effectively 96.50% because CET 21 itself holds an undistributed 28.755% interest that is not entitled to voting rights or dividends. We own 100% of CME Media Services. With effect from May 3, 2005, former operating and advertising sales companies Ceska Produkcni 2000 a.s. and Mag Media 99 a.s. were merged into CME Media Services. CME Media Services and its subsidiaries provide services related to programming, production and advertising to CET 21.

Operations

TV NOVA (Czech Republic)

The TV NOVA (Czech Republic) channel reaches approximately 100% of the Czech Republic's television households. The TV NOVA (Czech Republic) channel had an average all day audience share for 2005 of 40.9% compared to 23.2% for its nearest commercial competitor, TV Prima.

The chart below summarizes the national all day and prime time audience share figures for TV NOVA (Czech Republic):

	2001	2002	2003	2004	2005

TV NOVA (Czech Republic)
All day	47.7%	44.2%	43.4%	42.2%	40.9%
Prime time	51.9%	48.3%	45.8%	44.9%	42.3%

Source: Taylor Nelson Sofres—ATO; ATO—Mediaresearch

Galaxie Sport

The GALAXIE SPORT channel broadcasts via cable high quality sports and sport-related programming in the Czech and Slovak Republics. The GALAXIE SPORT channel has secured valuable broadcast license rights to some of the most popular sports programming in its markets including the National Hockey League, Premier League (British Football), Serie A (Italian Football), Premiere Division (Spanish Football), the National Basketball Association, ATP Tennis tournaments, and motorcycle and automobile races. Beginning in 2006, Galaxie Sport will also have certain broadcast rights to Formula One programming as part of a contract that includes broadcasts on TV NOVA (Czech Republic). The GALAXIE SPORT channel also produces 16 sports shows weekly, as well as daily sports news programs in the Czech and Slovak languages.

The combined markets in the Czech and Slovak Republics have a population of approximately 15.6 million people representing approximately 5.8 million television households. Cable passes approximately 1.7 million households in the combined markets. Galaxie Sport currently has carriage agreements with all of the largest cable distributors in the Czech and Slovak Republics, reaching over 700,000 subscribers.

Programming

The TV NOVA (Czech Republic) channel broadcasts 24 hours per day and has a programming strategy to appeal to a broad audience, especially during prime time, with news, movies, entertainment programs and sports highlights, and to target more specific demographics in off-peak broadcasting hours. Approximately 31% of the TV NOVA (Czech Republic) channel's programming is locally produced, including Televizni noviny (TV News), Cesko hleda SuperStar (Pop Idol), Ordinace v ruzove zahrade (original Czech series) and Ulice (daily soap opera). Televizni noviny, the nightly news program, achieves the highest ratings among all Czech television shows on a regular basis. Cesko hleda SuperStar (Pop Idol), Ordinace v ruzove zahrade (original Czech series) and Ulice (daily soap opera) are also among the top-rated shows in the Czech Republic.

The TV NOVA (Czech Republic) channel has secured exclusive broadcast rights in the Czech Republic to a variety of popular American and European series, films and telenovellas produced by major international studios including Universal, IFD, MGM, Carsey-Werner, Paramount Pictures, Twentieth Century Fox and Walt Disney Television International. All foreign language programming is dubbed into the Czech language. Foreign news reports and film footage licensed from CNN, Reuters, APTN and SNTV are integrated into news programs on the TV NOVA (Czech Republic) channel.

The TV NOVA (Czech Republic) channel is required to comply with certain restrictions on programming, including regulations on the origin of programming. These include the requirements that broadcasters shall, where practicable, reserve half of their broadcasting time for European productions; reserve, where practicable, at least 10% of their broadcasting time or spend 10% of their programming budget on independent European productions; and ensure, where practicable, that at least 10% of broadcasting time is dedicated to productions made within the last five years.

Advertising

The TV Nova (Czech Republic) channel derives revenues principally from the sale of commercial advertising time through media buying groups and independent agencies. Advertisers include large multinational firms such as Procter & Gamble, Henkel, Unilever, Wrigley, Kraft Jacobs, Ferrero, Suchard, Danone Group, Nestle and Reckitt Benckiser. The top ten advertisers on the TV NOVA (Czech Republic) channel contributed approximately 26% of its advertising revenues in 2005.

Within the Czech advertising market, television accounts for approximately 47% of total advertising spending. The television advertising market in the Czech Republic has shown slow growth over the past several years compared to general economic growth rates. The TV NOVA (Czech Republic) channel competes for advertising revenues with other media, such as print, radio, outdoor advertising, internet and direct mail.

Privately owned broadcasters in the Czech Republic are permitted to broadcast advertising for up to 12 minutes per hour (but not more than 15% of total daily broadcast time). The public broadcaster, which is also financed through a compulsory television license fee, is restricted to broadcasting advertising for a maximum of 1% of daily broadcast time (excluding teleshopping). From January 1, 2007, the maximum amount of daily broadcast time that can be used by the public broadcaster for advertising will be 0.5% (except teleshopping); and from January 1, 2008, the public broadcaster cannot broadcast advertising or teleshopping (except in respect of certain sporting or cultural events). There are restrictions on the frequency of advertising breaks during and between programs. There are also restrictions that relate to advertising content, including a ban on tobacco advertising and limitations on the advertisement of alcoholic beverages.

Competition

The Czech Republic is served by two national public television stations, CT1 and CT2, which dominated the ratings until the TV NOVA (Czech Republic) channel began broadcasting in 1994, and by the national privately owned broadcaster TV Prima (co-owned by MTG and local owners).

The chart below provides a comparison of our audience share and technical reach to that of our competitors:

Main Television Channels	Ownership	Year of first transmission	Signal distribution	Audience share (2005)	Technical reach

TV NOVA (Czech Republic)	CME	1994	Terrestrial	40.9%	100%
TV Prima	Modern Times Group/Local owners	1993	Terrestrial / satellite	23.2%	95%
CT 1	Public Television	1953	Terrestrial	21.7%	100%
CT 2	Public Television	1970	Terrestrial	8.1%	99%
Others				6.1%

				100.0%

Source: CME and Ceske radiokomunikace; Mediaresearch—Peoplemeters provider Establishment and Continual Research data 2005

The TV NOVA (Czech Republic) channel also competes for audience share with additional foreign terrestrial television stations located in Austria, Germany, the Slovak Republic and Poland, where originating signals reach the Czech Republic, as well as with foreign channels distributed by satellite.

Regulation and license renewal

The broadcast operations of the TV NOVA (Czech Republic) channel are subject to regulations imposed by (i) the Broadcasting Act 2001, (ii) the Act on Advertising and (iii) conditions contained in the license granted by the Czech Republic Media Council pursuant to the Broadcasting Act 2001.

According to the Broadcasting Act 2001, a television broadcasting license can be extended once for an additional twelve years. The Czech Republic Media Council has granted one extension of the TV NOVA (Czech Republic) license, which expires in January 2017.

The GALAXIE SPORT license expires in March 2014.

Romania

General

Romania is a parliamentary democracy with a population of approximately 21.3 million people. Per capita GDP is estimated to be US$ 4,460 in 2005 with a GDP growth rate of 5.3% for 2005. Approximately 86% of Romanian households have television, and cable penetration is approximately 68%. According to our estimates, the Romanian television advertising market grew by approximately 36% in 2005, to approximately US$ 150 - 160 million.

We operate three television channels in Romania, PRO TV, ACASA and PRO CINEMA as well as PRO TV INTERNATIONAL, a channel distributed by satellite to Romanians outside the country featuring programs rebroadcast from our Romanian channels. The two other significant national broadcasters in Romania are the public broadcaster TVR, operating two channels, and privately owned broadcaster Antena 1.

Operating and license companies

Pro TV, which holds all broadcasting licenses for the PRO TV, ACASA and PRO CINEMA channels, is primarily responsible for broadcasting operations for the PRO TV, ACASA, PRO TV INTERNATIONAL and PRO CINEMA channels. MPI provides various broadcasting services to Pro TV. Media Vision provides production, dubbing and subtitling services to our Romanian television channels. The licenses for PRO FM and INFOPRO radio channels are held by Radio Pro (formerly known as Media Pro).

Operations

PRO TV, ACASA, PRO CINEMA and PRO TV INTERNATIONAL

PRO TV was launched in December 1995. PRO TV reaches approximately 76% of the Romanian population, including almost 90% of urban areas. PRO TV broadcasts from studios located in Bucharest to terrestrial broadcast facilities and to approximately 790 cable systems throughout Romania. The PRO TV channel is currently the top-rated television channel in its coverage area and had a national all day audience share of 15.7% during 2005, which made it second (of 23 ranked stations) in Romania. Advertisers, however, evaluate audience share within a channel's coverage area and by this measure PRO TV was ranked first.

The ACASA channel, a cable channel launched in 1998, reaches approximately 65% of Romanian television households and 83% of urban households. During 2005, ACASA had a national all day audience share of 8.1%, which made it fourth (of 23 ranked stations) in Romania. ACASA is also ranked fourth in terms of all day audience share in its coverage area.

PRO CINEMA, a cable channel launched in April 2004, reaches approximately 44% of Romanian television households and approximately 65% of urban households. In 2005, PRO CINEMA had a national all day audience of 0.8%, which made it twelfth (of 23 ranked stations) in Romania.

The chart below summarizes the national all day and prime time audience share figures for our Romanian channels:

	2001	2002	2003	2004	2005

PRO TV
All day	15.2%	14.9%	15.4%	15.8%	15.7%
Prime time	15.9%	16.3%	17.1%	17.2%	16.6%
ACASA
All day	5.6%	6.0%	6.6%	7.4%	8.1%
Prime time	6.2%	6.8%	7.8%	7.7%	9.1%
PRO CINEMA
All Day	—	—	—	0.6%	0.8%
Prime Time	—	—	—	0.6%	0.7%

Source: Peoplemeters Taylor Nelson Sofres

The PRO TV INTERNATIONAL channel is a channel that rebroadcasts PRO TV and ACASA programs to cable and satellite operators in North America, Europe and in Israel, using the existing PRO TV and ACASA satellite infrastructure.

Programming

The PRO TV channel broadcasts 24 hours per day and has a programming strategy to appeal to a broad audience through a wide range of programming, including movies and series, news, sitcoms, police series, soap operas and game shows. More than 40% of PRO TV's programming is comprised of locally produced programming, including news and sports programs as well as Vacanta Mare (Big Holiday), Teo and La Bloc (In the Apartment Block). Vacanta Mare (Big Holiday) and La Bloc (In the Apartment Block) were among the top-rated shows in 2005.

The PRO TV channel has secured exclusive broadcast rights in Romania to a variety of popular American and European programs and films produced by such companies as Warner Bros. and DreamWorks. The PRO TV channel also licenses foreign news reports and film footage from Reuters, APTN and ENEX to integrate into its news programs. All foreign language programs and films are subtitled in Romanian.

Pro TV is required to comply with several restrictions on programming, including regulations on the origin of programming. These include requirements that in the future 50% of all programming be of European origin and 10% of all programming be supplied by independent European producers. The Media Law stipulates that compliance with these and similar provisions is not required prior to January 1, 2008.

The ACASA channel broadcasts 24 hours per day and targets a female audience with programming including telenovellas, films and soap operas as well as news, daily local productions for women and family, talk shows and entertainment. ACASA's audience demographics are complementary to PRO TV's, providing an attractive advertising platform for advertisers across our group of channels. Approximately 31% of ACASA's programming is locally produced, including Lacrimi de iubire (Tears of Love), Povestiri Adevarate (True Stories) and Pacatele Evei (Eve's Sins). Lacrimi de iubire (Tears of Love) is one of the top-rated shows in 2005.

PRO CINEMA broadcasts 21 hours per day and is focused on movies, series and documentaries that have not attracted sufficient audiences on PRO TV but are still popular among the educated, upwardly mobile urban population.

Advertising

Our Romanian operation derives revenues principally from the sale of commercial advertising time on the PRO TV, ACASA and PRO CINEMA channels, sold both through independent agencies and media buying groups. The PRO TV channel currently serves approximately 190 advertisers, including multinational companies such as Wrigley, Henkel and Procter & Gamble. Our top ten advertising clients contributed approximately 28% to our total advertising revenues in Romania in 2005.

Within the Romanian advertising market, television accounts for approximately 60% of total advertising spending. Television competes for advertising revenues with other media such as print, radio, outdoor advertising and direct mail.

Privately owned broadcasters are permitted to broadcast advertising for up to 15% of their daily broadcast time, and an additional 5% of daily broadcast time may be used for direct sales advertising. Privately owned broadcasters may use up to 12 minutes per hour for advertising and teleshopping. The public broadcaster, which is also financed through a compulsory television license fee, is restricted to broadcasting advertising for 8 minutes per hour. There are also restrictions on the frequency of advertising breaks (for example, news and children's programs shorter than 30 minutes cannot be interrupted). These restrictions apply to both public and privately owned broadcasters. There are also restrictions that relate to advertising content, including a ban on tobacco advertising and restrictions on alcohol advertising and regulations on advertising targeted at children or during children's programming. In addition, members of the news department of PRO TV are prohibited from appearing in advertisements.

Competition

Prior to the launch of the PRO TV channel, TVR 1, a channel of the public broadcaster, was the dominant channel in Romania. During 2005, PRO TV and ACASA achieved national all day audience shares of 15.7% and 8.1% respectively, ranking them second and fourth in national all day audience share. PRO CINEMA achieved an audience share of 0.8% during 2005. TVR 1's continued leading national position is influenced by its higher technical reach, to approximately 99% of the Romanian population, including areas in which it is the only significant broadcaster, compared to a 76% technical reach for PRO TV and 65% for ACASA (as a cable channel based on relevant cable penetration). Within our coverage area, PRO TV is first and ACASA is fourth in terms of all day audience share for 2005. Other competitors include the second channel of the public broadcaster, TVR 2, and privately owned broadcasters Antena 1 and Prima TV.

The chart below provides a comparison of our audience share and technical reach to that of our competitors:

Main Television Channels	Ownership	Year of first transmission	Signal distribution	Audience share (2005)	Technical reach

TVR 1	Public Television	1956	Terrestrial/satellite/cable	18.9%	99%
PRO TV	CME	1995	Terrestrial/satellite/cable	15.7%	76%
Antena 1	Local owner	1993	Terrestrial/satellite/cable	13.5%	71%
ACASA	CME	1998	Satellite/cable	8.1%	65%
TVR 2	Public Television	1968	Terrestrial/satellite/cable	5.2%	78%
Prima TV	SBS	1994	Terrestrial/satellite/cable	4.6%	57%
PRO CINEMA	CME	2004	Satellite/cable	0.8%	44%
Others				33.2%

				100.0%

Source: Peoplemeters Taylor Nelson Sofres

Additional competitors include cable and satellite stations.

License renewal

PRO TV ACASA, PRO CINEMA and RADIO PRO operate pursuant to licenses and regulations issued by the Romanian Media Council. Pro TV holds all local television licenses for the PRO TV channel and the cable broadcasting licenses for ACASA and PRO CINEMA. To date, licenses have been renewed as they expire. The terrestrial television license for Bucharest was renewed in October 2003 for a further nine years. The remaining broadcasting licenses expire on dates ranging from July 2006 to February 2014.

Ownership

At December 31, 2005, we owned an 85% voting and economic interest in Pro TV, which holds all of the licenses for the stations comprising the PRO TV, ACASA, PRO CINEMA and PRO TV INTERNATIONAL channels. Adrian Sarbu, the general director of our Romanian operations, owned the remaining 15% voting and economic interests of Pro TV. During 2005 we increased our voting and economic interest from 80% to 85% following the sale by Mr. Sarbu of a 2% interest in Pro TV on February 28, 2005 and the sale of an additional 3% interest on July 29, 2005 (for further information, see Part II, Item 8, Note 3 "Acquisitions and Disposals, Romania" in our Annual Report on Form 10-K for the year ended December 31, 2005, as amended by our Form 10-K/A filed with the Securities and Exchange Commission on March 15, 2006, which is incorporated by reference into this prospectus). Following the adoption of a new Media Law in 2002, we have transferred broadcasting licenses and operations from MPI to Pro TV.

Our interest in our Romanian operations is generally governed by a Co-operation Agreement entered into by Mr. Sarbu and ourselves. The articles of Pro TV replicate the governing bodies and the minority shareholder protective rights that exist in respect of MPI in the Co-operation Agreement. We have the right to appoint three of the five members of the Council of Administration that directs the affairs of Pro TV and MPI. Although we have majority voting power in Pro TV and MPI, the affirmative vote of Mr. Sarbu is required with respect to certain financial and corporate matters. The financial and corporate matters which require approval of the minority shareholder are in the nature of protective rights, which are not an impediment to consolidation for accounting purposes.

At December 31, 2005, we had a 70% voting and economic interest in Media Vision. The remainder was owned by Mr. Sarbu.

On February 17, 2006, we purchased an additional 5% of Pro TV, MPI and Media Vision from Mr. Sarbu for consideration of US$ 27.2 million (for further information, see Part II, Item 8, Note 21 "Subsequent Events" in our Annual Report on Form 10-K for the year ended December 31, 2005, as amended by our Form 10-K/A filed with the Securities and Exchange Commission on March 15, 2006, which is incorporated by reference into this prospectus). We now own a 90% voting and economic interest in Pro TV and MPI and a 75% voting and economic interest in Media Vision. We also have entered into a put option agreement with Mr. Sarbu that grants him the right to sell us his remaining interest in Pro TV and MPI from March 1, 2009 for a twenty-year period thereafter.

Slovak Republic

General

The Slovak Republic, which acceded to the European Union on May 1, 2004, is a parliamentary democracy with a population of approximately 5.4 million people. Per capita GDP is estimated to be US$ 9,312 in 2005 with a GDP growth rate of 5.1% in 2005. Approximately 99% of households have television and cable penetration is 35%. According to our estimates, the Slovak Republic television advertising market grew by approximately 7% in 2005 to US$ 90 - 100 million. In local currency the television advertising market grew by approximately 4% in 2005.

In the Slovak Republic, we operate one national television channel, MARKIZA TV. The two other significant national broadcasters are the public broadcaster STV, operating two channels, and privately owned broadcaster TV JOJ.

Operating and license companies

Markiza holds the television broadcast license for MARKIZA TV. Markiza and our operating company, STS, have entered into a series of agreements pursuant to which STS is permitted to conduct certain television broadcast operations for MARKIZA TV in accordance with the license.

Operations

MARKIZA TV

MARKIZA TV was launched as a national television channel in the Slovak Republic in August 1996. The MARKIZA TV channel reaches approximately 86% of the Slovak Republic's population, including all of its major cities. The MARKIZA TV channel had an average national all day audience share for 2005 of 31.1% versus 19.2% for its nearest competitor, STV 1. In October 2004, the journal method of measuring audience share and ratings was replaced with peoplemeters (an electronic audience measurement device). The introduction of peoplemeters has resulted in lower audience share and ratings being recorded for all national broadcasters (see "Analysis of Segment Results, Slovak Republic" in "Management's Discussion and Analysis of Financial Condition and Results of Operations" below). Since the introduction of peoplemeters, the national all-day audience share of MARKIZA TV has fallen from 40% to 31%.

The chart below summarizes national all day and prime time audience share figures for MARKIZA TV:

	2001	2002	2003	2004	2005

MARKIZA TV
All day	50.3%	48.2%	45.8%	39.6%	31.1%
Prime time	50.7%	47.4%	45.5%	40.0%	32.8%

Source: TNS

Programming

The MARKIZA TV channel broadcasts 24 hours per day and has a programming strategy to appeal to a broad audience through news, movies, entertainment and sports programming (including coverage of Formula One racing), with specific groups targeted in off-peak broadcasting hours. Approximately 39% of the MARKIZA TV network's programming is locally produced, including Televizne noviny (TV News), Sportove noviny (Sports News), Hodina pravdy (The Hour of Truth), Mojsejovci and Milsionár (Millionaire). Televizne noviny (TV News) is consistently the top-ranked show in the Slovak Republic. Hodina pravdy (The Hour of Truth) and Mojsejovci were also among the most popular shows in 2005.

STS has secured for the MARKIZA TV channel exclusive broadcast rights to a variety of popular American and European series, films and telenovellas produced by major international studios including Warner Bros., Universal, IFD, MGM, Carsey-Werner, Paramount Pictures, Twentieth Century Fox and Walt Disney Television International. All foreign language programming (other than that in the Czech language) is dubbed into the Slovak language. Foreign news reports and film footage licensed from CNN, Reuters, APTN and SNTV are integrated into news programs on the MARKIZA TV channel.

Markiza is required to comply with several restrictions on programming, including regulations on the origin of programming. These include the requirement that 10% of programming be public interest programming (which includes news and topical shows), a minimum of 51% of first runs of films and series be of European production; and no more than 20% of programming be in the Czech language.

Advertising

STS and Markiza derive revenues principally from the sale of commercial advertising time through media buying groups and independent agencies. Advertisers include large multinational firms such as Procter & Gamble, Coca Cola, L'Oreal, Wrigley, Ferrero and Reckitt Benckiser, though no one advertiser dominates the market. Our top ten advertisers contributed approximately 27% to our total advertising revenues in the Slovak Republic in 2005.

Within the Slovak advertising market, television accounts for approximately 50% of total advertising spending. MARKIZA TV also competes for advertising revenues with other media, such as print, radio, outdoor advertising and direct mail.

Privately owned broadcasters are permitted to broadcast advertising for up to 12 minutes per hour but not more than 15% of total daily broadcast time. The public broadcaster, which is also financed through a compulsory license fee, is restricted to broadcasting 8 minutes of advertising per hour but not more than 3% of total broadcast time. There are restrictions on the frequency of advertising breaks during and between programs. These restrictions are the same for public and privately owned broadcasters. There are also restrictions that relate to advertising content, including a ban on tobacco advertising and a ban on advertisements of alcoholic beverages (excluding beer) between 6.00 am and 10.00 pm.

Competition

The Slovak Republic is served by two national public television stations, STV1 and STV2, which dominated the ratings until the MARKIZA TV channel began broadcasting in 1996. STV1 reaches nearly the entire Slovak population. MARKIZA TV also competes with the privately owned broadcaster TV JOJ.

The chart below provides a comparison of our audience share and technical reach to that of our competitors:

Main Television Channels	Ownership	Year of first transmission	Signal distribution	Audience share (2005)	Technical reach

MARKIZA TV	CME	1996	Terrestrial	31.1%	86%
STV 1	Public Television	1956	Terrestrial	19.2%	97%
TV JOJ	Local owner	2002	Terrestrial	14.7%	61%
STV 2	Public Television	1969	Terrestrial	5.7%	89%
Others				29.3%

				100.0%

Source: Informa Telecoms and Media, Visio / MVK and CME.

The MARKIZA TV channel also competes with additional foreign terrestrial television stations located in Austria, the Czech Republic and Hungary, where originating signals reach the Slovak Republic, and foreign satellite stations.

License renewal

MARKIZA TV's broadcast operations are subject to regulations imposed by (i) the Act on Broadcasting and Retransmission of September 2000, (ii) the Act on Advertising and (iii) conditions contained in the license granted by the Slovak Republic Media Council pursuant to the Act on Broadcasting and Retransmission.

At its meeting on March 7, 2006, the Slovak Republic Media Council extended the license of MARKIZA TV for an additional 12 years, to September 2019.

Ownership

On January 23, 2006, we acquired control of our Slovak operations and increased our economic interest from 70% to 80%. We now own an 89.8% voting interest in STS and are entitled to 80% of the profits, and an 80% voting interest and a 0.1% economic interest in Markiza, which holds a 51% voting interest in STS (see "Analysis of Segment Results, Slovak Republic" in "Management's Discussion and Analysis of Financial Condition and Results of Operations" below).

Following the acquisition of this controlling interest, we now appoint three members of the Board of Representatives and two are appointed by our partners. All significant financial and operational decisions of the Board of Representatives require a simple majority vote. Three executives, two of whom are appointed by us, conduct the affairs of Markiza.

Slovenia

General

Slovenia, which acceded to the European Union on May 1, 2004, is a parliamentary democracy with a population of 2.0 million people. Per capita GDP is estimated to be US$ 17,050 in 2005, the highest per capita GDP in Central and Eastern Europe, with a GDP growth rate of 3.7% for 2005. Approximately 99% of Slovenian households have television and cable penetration is approximately 58%. According to our estimates, the Slovenian television advertising market grew by approximately 3% in US dollars during 2005 to US$ 60 - 70 million.

In Slovenia, we operate two national television channels, POP TV and KANAL A. The other significant national broadcaster is the public broadcaster, operating SLO 1 and SLO 2.

Operating and license companies

Pro Plus provides programming to and sells advertising for the broadcast license holders Pop TV and Kanal A. Pop TV holds all of the licenses for the POP TV channel and Kanal A holds all the licenses for the KANAL A channel.

Operations

POP TV and KANAL A

The POP TV channel is the leading national commercial television broadcaster in Slovenia and reaches approximately 95% of the population of Slovenia, including the capital Ljubljana and

Maribor, Slovenia's second largest city. In 2005, the POP TV channel had an audience share of 27.3% all day and 32.3% in prime time, the largest in Slovenia.

The KANAL A channel reaches 86% of the population of Slovenia, including Ljubljana and Maribor. Independent research shows that among main television stations in 2005, the KANAL A channel had a national all day audience share of 8.5% and 9.8% in prime time, making it the fourth most watched television channel in Slovenia.

The chart below summarizes the national all day and prime time audience share figures for POP TV and KANAL A:

	2001	2002	2003	2004	2005

POP TV
All day	29.0%	29.2%	29.5%	27.6%	27.3%
Prime time	32.0%	32.3%	34.0%	31.9%	32.2%
KANAL A
All day	11.5%	11.0%	10.2%	8.3%	8.5%
Prime time	12.0%	11.0%	10.9%	9.4%	9.8%

Source: Media Services AGB

Programming

POP TV broadcasts 18 hours per day and has a programming strategy to appeal to a broad audience through a wide variety of programming including series, movies, news, variety and game shows and features. Approximately 21% of programming is locally produced, including Preverjeno! (Confirmed!), Trenja (Friction), the local series Nasa Mala Klinika (Our Little Clinic) and the reality show The Bar. KANAL A broadcasts for 16 hours per day and has a programming strategy to complement the programming strategy of the POP TV channel with a mixture of locally produced programs such as Extra Magazine and E+ and acquired foreign programs, including films and series.

Pro Plus has secured exclusive program rights in Slovenia to a variety of successful American and Western European programs and films produced by studios such as Warner Bros., Twentieth Century Fox and Paramount. Pro Plus has agreements with CNN, Reuters and APTN to receive foreign news reports and film footage to integrate into news programs. All foreign language programs and films are subtitled in Slovenian with the exception of some children's programming that is dubbed.

Pop TV and Kanal A are required to comply with several restrictions on programming, including regulations on the origin of programming. These include the requirement that 20% of a station's daily programming consist of locally produced programming, of which at least 60 minutes must be broadcast between 6.00 pm and 10.00 pm. Two percent of the station's annual broadcast time must be Slovenian origin audio-visual works and this amount must increase each year until it reaches five percent of annual broadcast time. In the future a majority, increased from the current 40%, of the station's annual broadcast time will be required to be European origin programming, and 50% of such works will have to have been produced in the last five years.

Advertising

Pro Plus derives revenues from the sale of commercial advertising time on the POP TV and KANAL A channels. Current multinational advertisers include firms such as Reckitt Benckiser, Danone Group, Procter & Gamble, Wrigley and Beiersdorf, although no one advertiser dominates the market. Our top ten advertisers contributed approximately 30% to our total advertising revenues in Slovenia in 2005.

Within the Slovenian advertising market, television accounts for approximately 59% of total advertising spending. In addition, the POP TV and KANAL A channels compete for revenues with other media, such as print, radio, outdoor advertising, the internet and direct mail.

Peoplemeters are currently present in 450 homes in Slovenia and are the primary source for the POP TV and KANAL A channels' rating information.

Privately owned broadcasters are allowed to broadcast advertising for up to 12 minutes in any hour. The public broadcaster, which is also financed through a compulsory television license fee, is subject to the same restrictions on advertising time. There are restrictions on the frequency of advertising breaks during programs. There are also restrictions that relate to advertising content, including a ban on tobacco advertising and a prohibition on the advertising of any alcoholic beverages from 7.00 am to 9.30 pm and generally for alcoholic beverages with an alcoholic content of more than 15%.

Competition

Prior to the launch of POP TV, the television market in Slovenia had been dominated by the public broadcaster SLO 1.

The chart below provides a comparison of our audience share and technical reach to that of our competitors:

Main Television Channels	Ownership	Year of first transmission	Signal distribution	Audience share (2005)	Technical reach

POP TV	CME	1995	Terrestrial/cable	27.3%	95%
SLO 1	Public Television	1958	Terrestrial/satellite/cable	25.5%	100%
SLO 2	Public Television	1967	Terrestrial/satellite/cable	8.7%	99%
KANAL A	CME	1991	Terrestrial/cable	8.5%	86%
Others				30.0%

				100.0%

Source: Media Services AGB and CME Research

The POP TV and KANAL A channels also compete with foreign television stations, particularly Croatian, Italian, German and Austrian stations. Cable penetration is 58%, which is greater than in many other countries in Central and Eastern Europe, and approximately 18% of households have satellite television.

License renewals

The POP TV and KANAL A channels operate under licenses regulated pursuant to the Law on Media adopted in 2001 and pursuant to the Electronic Communications Act which came into effect on May 1, 2004. According to the Electronic Communications Act, the Slovenian Media Council may extend a license at the request of the broadcaster if it is in compliance with all the license conditions. In 2002 the Slovenian Media Council extended all of the licenses held by Pop TV and Kanal A until August 2012.

Ownership

On June 24, 2005, we acquired from Marijan Jurenec his 3.15% interest in Pro Plus (see Part II, Item 8, Note 3 "Acquisitions and Disposals, Slovenia" in our Annual Report on Form 10-K for the year ended December 31, 2005, as amended by our Form 10-K/A filed with the Securities and Exchange Commission on March 15, 2006, which is incorporated by reference into this prospectus). Following this transaction, we own 100% of the voting and economic interests in Pro Plus. Pro Plus owns 100% of Pop TV and Kanal A.

Ukraine

General

Ukraine, the most populous market served by us, is a parliamentary democracy with a population of 47.4 million people. Per capita GDP is estimated to be US$ 1,715 in 2005, the lowest of all our markets, with a GDP growth rate in 2005 of 5.0%. Nearly 100% of Ukrainian households have television and cable penetration is approximately 19%. According to our estimates, the Ukrainian television advertising market grew by approximately 38% in 2005 to US$ 180 - 190 million.

In Ukraine, we operate one national television channel, STUDIO 1+1. The other five significant national broadcasters are the public broadcaster UT1 as well as privately owned broadcasters Inter, Novij Kanal, ICTV and STV.

Operating and license companies

The Studio 1+1 Group is comprised of several entities involved in the broadcasting operations of Studio 1+1, the license company. Innova provides programming and production services to Studio 1+1. The sale of Studio 1+1's advertising air time has been out-sourced to Video International, a Ukrainian subsidiary of a Russian advertising sales company, in which we have neither an economic nor a voting interest.

Following completion on January 11, 2006, we own a 65.5% interest in Ukrpromtorg 2003 LLC ("Ukrpromtorg"), which owns 92.2% of Gravis LLC, which operates the GRAVIS channel and CHANNEL 7 in Kiev; 100% of Nart LLC, which holds a satellite broadcasting license; and 75% of Stimul LLC, which operates TV STIMUL in Kirovograd (see Part II, Item 8, Note 21 "Subsequent Events, Ukraine" in our Annual Report on Form 10-K for the year ended December 31, 2005, as amended by our Form 10-K/A filed with the Securities and Exchange Commission on March 15, 2006, which is incorporated by reference into this prospectus).

Operations

STUDIO 1+1

The STUDIO 1+1 channel broadcasts programming and sells advertising under two licenses granted to it by the Ukrainian Media Council on Ukrainian National Frequency Two ("UT-2") and reaches approximately 95% of Ukraine's population. The STUDIO 1+1 channel began broadcasting on UT-2 in January 1997 under a license permitting 15 hours of broadcasting per day, primarily in prime time. In July 2004 the station was awarded a second license allowing it to broadcast for the remaining nine hours not covered by the station's 15-hour license. STUDIO 1+1 has been broadcasting a full 24-hour schedule since early September 2004. The STUDIO 1+1 channel had a national all day audience share of 20.0% in 2005 and a 22.2% prime time audience share.

The chart below summarizes the national all day and prime time audience share figures for STUDIO 1+1:

	2001	2002	2003	2004	2005

STUDIO 1+1
All day	21.9%	22.2%	19.1%	20.9%	20.0%
Prime time	28.9%	27.4%	25.8%	26.9%	22.2%

Source: GFK USM

Programming

The STUDIO 1+1 channel broadcasts for 24 hours per day and has a programming strategy to appeal to a broad audience through a wide variety of programming, including series (popular Russian police and action series in particular), movies and locally produced Ukrainian shows, features and news. Approximately 40% of programming is either in-house or out-sourced local production, which consists primarily of a daily breakfast show, news broadcasts and news related programs, talk shows, documentaries, game shows, sport and lifestyle magazine shows and comedy shows.

The Studio 1+1 Group has secured exclusive territorial or local language broadcast rights in Ukraine to a variety of successful high quality Russian, American and Western European programs and films from many of the major studios, including Warner Bros., Paramount Pictures, Universal Pictures and Columbia Pictures. Studio 1+1 has agreements with Reuters for foreign news packages and other footage to be integrated into its programming. All non-Ukrainian language programs and films (including those in the Russian language) are dubbed or subtitled in Ukrainian.

Studio 1+1 is required to comply with certain restrictions on programming, including regulations on the origin of programming. These include the requirement that 80% of all programming must be in the Ukrainian language (including acquired programming that is dubbed).

On January 12, 2006, the Ukraine parliament adopted an amended version of the Ukraine Media Law that includes modifications to the regulations on the origin of programming. Under the amended Ukraine Media Law, at least 50% of programming broadcast by Studio 1+1 must consist of Ukrainian audio-visual works. This amended Ukraine Media Law is expected to come into force in March 2006.

Advertising

The Studio 1+1 Group derives revenues principally from the sale of commercial advertising time through both media buying groups and independent agencies. Video International sells advertising for the Studio 1+1 Group on an exclusive basis until the end of the term of the 15-hour broadcasting license on December 31, 2006. Advertisers include large multinational firms such as Procter & Gamble, Kraft Foods, Samsung, Unilever, Coca-Cola, Wrigley, Colgate-Palmolive, Mars and Nestle. Our top ten advertising clients contributed approximately 30% to our total advertising revenues in Ukraine in 2005.

Within the Ukrainian advertising market, television accounts for approximately 47% of total advertising spending. STUDIO 1+1 also competes for advertising revenues with other media, such as print, radio, outdoor advertising and direct mail.

Privately owned broadcasters are allowed to broadcast advertising for 15% of their total broadcast time. The public broadcaster, which is also financed through a compulsory license fee, is subject to the same restrictions on advertising time. There are restrictions on the frequency of advertising breaks both during and between programs. There are also restrictions that relate to advertising content, including a ban on tobacco advertising and a prohibition on the advertising of alcoholic beverages before 11:00 pm

Competition

Three national television channels serve Ukraine: the public broadcaster UT-1, STUDIO 1+1, and Inter, another privately owned broadcaster. In addition, ICTV, STV and Novi Kanal, which are all privately owned broadcasters, have used a series of regional frequencies to establish regional networks. Inter, the STUDIO 1+1 channel's main competitor, has a programming philosophy similar to that of STUDIO 1+1.

The chart below provides a comparison of our audience share and technical reach to that of our competitors:

Main television channels	Ownership	Year of first transmission	Signal distribution	Audience share (2005)	Technical reach

Inter	Local owners	1997	Terrestrial/satellite/cable	25.5%	78%
STUDIO 1+1	CME	1996	Terrestrial/satellite/cable	20.0%	95%
Novi Kanal	Local owners	1998	Terrestrial	9.1%	50%
ICTV	Local owners	Unknown	Terrestrial	7.2%	n/a
STV	Local owners	Unknown	Terrestrial	5.2%	n/a
UT-1	Public Television	1952	Terrestrial/cable	1.8%	98%
Others				31.2%

				100.0%

Source: GFK USM and CME Research

License Renewal

Licenses in Ukraine are renewed by the Ukraine Media Council in accordance with the terms of the 1995 Act on Television and Radio Broadcasting. Studio 1+1's main 15-hour broadcast license, covering prime time, expires on December 31, 2006. An application for renewal can be filed from six to nine months prior to the expiration and we expect to file an application during the second quarter of 2006. The Ukraine Media Law provides a presumption of license renewal provided that Studio 1+1 applies on time and does not infringe Ukrainian Media Council rules prior to the expiration of the current term. We believe we are currently in compliance with all these conditions. The remaining nine hours of Studio 1+1's schedule are broadcast pursuant to a 10-year broadcast license expiring in August 2014.

Ownership

The Studio 1+1 Group consists of several entities in which we hold direct or indirect interests. The Key Agreement among Boris Fuchsmann, Alexander Rodnyansky, Studio 1+1, Innova, IMS, CME Ukraine Holding GmbH and us, entered into as at December 23, 1998, gives us a 60% economic interest in all Studio 1+1 Group companies and a 60% ownership interest in all the group companies except for the license company Studio 1+1, due to regulatory restrictions on direct foreign ownership of broadcasting companies in Ukraine. Accordingly, we hold a 60% ownership interest and are entitled to 60% of the profits in each of Innova, IMS and TV Media Planet. Innova owns 100% of Inter-Media, a Ukrainian company, which in turn holds a 30% interest in Studio 1+1. At present our indirect ownership interest in Studio 1+1 is 18%.

On December 30, 2004, we entered into an additional agreement with Boris Fuchsmann, Alexander Rodnyansky and Studio 1+1, which re-affirms our entitlement to 60% of any distribution from Studio 1+1 to its shareholders until such time as Ukrainian legislation allows us to increase our voting and economic interest in Studio 1+1 to 60% (see Item 3, "Legal Proceedings, Ukraine").

Significant decisions involving entities in the Studio 1+1 Group are taken by the shareholders and require majority consent. Certain fundamental corporate matters of the other entities require the vote of 61% of the shareholders except for certain decisions involving the license company Studio 1+1, which require a 75% vote.

Alexander Rodnyansky, a previous general director, is the Honorary President of Studio 1+1 and continues as the 70% shareholder in the license company. Mr. Rodnyansky is also the general director of the Russian broadcaster CTC Media based in Moscow.

Corporate operations

In addition to group management and corporate administration, our central organization provides oversight and support to our television operations. The functions include network management, financial planning and analysis, financial control and legal services.

Employees

As of February 13, 2006, our operating companies had a total of approximately 2,800 employees (including freelance staff and contractors) and we had a corporate staff of 41 employees in London and Amsterdam. None of our employees or the employees of any of our subsidiaries are covered by a collective bargaining agreement. We believe that our relations with our employees are good.

Management's discussion and analysis
of financial condition and results of operations

The following discussion should be read in conjunction with the sections entitled "Forward-looking Statements" and "Risk Factors" above.

Contents

I.	Executive summary
II.	General market information
III.	Analysis of segment results
IV.	Analysis of the results of consolidated operations
V.	Liquidity and capital resources
VI.	Critical accounting policies and estimates
VII.	Related party matters

I. Executive summary

During 2005 we delivered on our previously announced strategy:

  •
  We improved the financial performance of our core stations (Romania, Slovak Republic, Slovenia, Ukraine) by delivering an increase in Segment Net Revenues of 22% and Segment EBITDA of 31% from 2004;

  •
  We completed the acquisition of the TV Nova (Czech Republic) group, which has substantially increased the scale of our business and created opportunities to leverage our market size; and

  •
  We increased our interest in our Romanian operations to 85% and in our Slovenian operations to 100% and reached an agreement to increase our interest in our Slovak operations to 80%.

The principal events since January 1, 2005 are as follows:

  •
  In May 2005, we acquired the TV Nova (Czech Republic) group for total consideration of US$ 909.5 million, which owns and operates TV NOVA, the leading television channel in the Czech Republic;

  •
  To finance our acquisition of the TV Nova (Czech Republic) group in May 2005, we issued Senior Notes in the aggregate principal amount of Euro 370.0 million (approximately US$ 480 million at the time of issuance); we also raised net proceeds of approximately US$ 230.6 million by selling approximately 5.4 million shares of Class A Common Stock;

  •
  On June 27, 2005, our Class A Common Stock began trading on the Prague Stock Exchange;

  •
  We increased our interest in our Slovenian operations to 100% following the sale by Marijan Jurenec of his 3.15% interest in Pro Plus during the second quarter of 2005;

  •
  In June 2005, we performed an analysis of our Croatian intangible assets and goodwill to determine if they were impaired in light of our modified strategy. As a result of this analysis we determined that our Croatian investment was impaired by US$ 35.3 million (for further information see Part II, Item 8, Note 4, "Goodwill and Intangible Assets" in our Annual Report on Form 10-K for the year ended December 31, 2005, as amended by our Form 10-K/A filed with the Securities and Exchange Commission on March 15, 2006, which is incorporated by reference into this prospectus);

  •
  On September 1, 2005, we acquired Galaxie Sport, which operates the leading sports cable channel GALAXIE SPORT in the Czech and Slovak Republics;

  •
  At the end of October 2005, we entered into an agreement with our Slovak partners to acquire a controlling interest in our Slovak operations, and to increase our economic interest in those operations from 70% to 80% for total consideration of approximately US$ 29.5 million (including deferred consideration of US$ 5.1 million payable on May 31, 2006). Following completion on January 23, 2006, we now own (directly and indirectly) an 80% voting interest in Markiza and a voting interest of 89.8% in STS. As a result of this transaction, we will begin consolidating the results of our Slovak operations from January 2006 (for further information see Part II, Item 8, Note 21, "Subsequent Events, Slovak Republic" in our Annual Report on Form 10-K for the year ended December 31, 2005, as amended by our Form 10-K/A filed with the Securities and Exchange Commission on March 15, 2006, which is incorporated by reference into this prospectus);

  •
  On October 28, 2005, we entered into an agreement with Dertus Finance Group Limited ("Dertus") providing for the purchase by us of a 65.5% interest in Ukrpromtorg 2003 LLC ("Ukrpromtorg"), a company that owns and operates the GRAVIS channel and CHANNEL 7 in Kiev and one other local channel in Ukraine, for a total investment of approximately US$ 7.0 million (subject to any adjustment following an audit of the closing balance sheet). This acquisition of additional distribution capacity in Ukraine, which was completed on January 11, 2006, is intended to complement STUDIO 1+1 and to allow the costs of our Ukrainian operations to be allocated across multiple channels (for further information see Part II, Item 8, Note 21, "Subsequent Events, Ukraine" in our Annual Report on Form 10-K for the year ended December 31, 2005, as amended by our Form 10-K/A filed with the Securities and Exchange Commission on March 15, 2006, which is incorporated by reference into this prospectus); and

  •
  On February 17, 2006, we purchased an additional 5% of Pro TV, MPI and Media Vision from Adrian Sarbu for consideration of US$ 27.2 million (for further information, see Part II, Item 8, Note 21 "Subsequent Events, Romania" in our Annual Report on Form 10-K for the year ended December 31, 2005, as amended by our Form 10-K/A filed with the Securities and Exchange Commission on March 15, 2006, which is incorporated by reference into this prospectus). We now own a 90% voting and economic interest in Pro TV and MPI and a 75% voting and economic interest in Media Vision.

  •
  On March 7, 2006, the Slovak Republic Media Council extended the MARKIZA TV license to September 2019.

Future trends

As our markets mature, we anticipate more intense competition for audience share and advertising spending from other incumbent terrestrial broadcasters and, to a lesser extent, from local cable and satellite broadcasters. We believe we are in a solid position to manage increased competition. In the near term we intend to continue to pursue further improvements in the performance of our existing operations in order to maximize the potential for organic growth.

Our priorities in this regard include:

  •
  Pursuing sub-regional efficiencies, especially between Slovenia and Croatia and between the Czech and Slovak Republics;

  •
  Supporting the growth of television advertising revenues in our markets through increased pricing and through development of additional channels to expand our advertising inventory and target niche audiences;

  •
  Leveraging our existing brands and assets to develop new revenue opportunities, including in the creation and distribution of programming and in the new media sectors; and

  •
  Continuing to expand our footprint into additional Central and Eastern European markets when financially prudent opportunities arise.

In particular, we are planning the following during 2006:

  •
  We intend to pursue improvements in the effectiveness of our operations in the Czech Republic and in the Slovak Republic, where we acquired control in early 2006. We have identified potential opportunities and are implementing measures to reduce operating expenses and streamline the operating structures of those operations, including in the areas of production and programming, and to reorient the advertising sales strategy to drive the expansion of revenues. Under our multi-year cost reduction program, we anticipate that our costs savings will be partially offset by one-time charges as we roll out our strategy. The focus of the TV Nova (Czech Republic) group going forward will be the development of advertising revenues through price increases. It is not possible to predict the impact of this change on advertising revenues of the Czech Republic operations for 2006 on a full-year basis. We expect advertising revenues to decline in the early part of 2006 as the new advertising sales strategy is introduced. However, we believe that the successful implementation of this policy and continued strong audience share and ratings for TV NOVA will lead to accelerated growth both in the revenues of the Czech operations and in the television advertising market generally over the next several years.

  •
  Following the completion of our acquisition of a controlling interest in Ukrpromtorg on January 11, 2006, we intend to re-brand the channels and to expand their reach through the activation of the satellite license and acquisition of additional local (and regional) licenses with coverage of key population centers. We will continue to seek similar opportunities to expand our footprint within each of our markets where possible.

  •
  We are planning to continue to invest in the development of our Croatian operations. We expect to continue to increase our audience share by acquiring higher quality programming by making additional strategic investments in local productions, as well as by making limited capital investments in order to extend the technical reach of those operations.

Management changes

  •
  Effective April 12, 2005, Marijan Jurenec was promoted to the new role of Director of the Adriatic Region with responsibility for our operations in Croatia and Slovenia;

  •
  Effective October 1, 2005, Romana Tomasová was appointed as Director of Corporate Communications, responsible for investor, government and public relations;

  •
  Effective February 1, 2006, Vaclav Mika was appointed General Director for the MARKIZA TV channel; and

  •
  Effective February 20, 2006, we appointed Adrian Sarbu to oversee our operations in the Czech and Slovak Republics in addition to his existing responsibilities as General Director of our operations in Romania.

Continuing operations

The following table provides a summary of our consolidated results for each of the three years ended December 31, 2005, 2004, and 2003:

	For the year ended December 31,
(US$000's)	2005	2004	Movement	2004	2003	Movement

Net Revenues	400,978	182,339	218,639	182,339	124,978	57,361
Operating income/(loss)	52,369	18,740	33,629	18,740	(4,410)	23,150
Net income/(loss) from continuing operations	43,008	16,007	27,001	16,007	(24,201)	40,208

Net income	42,495	18,531	23,964	18,531	346,012	(327,481)

II. General market information

Emerging Markets

Our revenue generating operations are located in Central and Eastern Europe, namely the Czech Republic, Croatia, Romania, the Slovak Republic, Slovenia and Ukraine. These emerging economies initially adopted Western style democratic forms of government within the last fifteen years and have legal systems, systems of corporate governance and business practices that continue to evolve. A lower level of development and experience in these areas within our Central and Eastern European markets, by comparison with other Central and Eastern European and Western markets, increases the relative level of business risk.

One indicator of the rate of development and the current relative level of business risk associated with economic development is Coface ratings. These are an assessment of the relative risk of payment default in different markets. The table below indicates the Coface ratings for each of the countries in which we operate. For purposes of comparison with other

Central and Eastern European markets and selected Western markets, the United States and the United Kingdom were both ranked A1 in 2005, Hungary was ranked A2, Poland was ranked A3, Greece and Italy were ranked A2 and Russia and Turkey were ranked B.

Country	2005 rating	Detail of 2005 rating	2004 rating	2003 rating	2002 rating

Croatia	A4	An already patchy payment record could be further worsened by a deteriorating political and economic environment. Nevertheless, the probability of a default is still acceptable.	A4	A4	A4
Czech Republic	A2	Default probability is still weak even in the case when one country's political and economic environment or the payment record of companies is not as good as in A1-rated countries.	A2	A3	A3
Romania	A4	An already patchy payment record could be further worsened by a deteriorating political and economic environment. Nevertheless, the probability of a default is still acceptable.	B	B	B
Slovenia	A2	Default probability is still weak even in the case when one country's political and economic environment or the payment record of companies is not as good as in A1-rated countries.	A2	A2	A2
Slovak Republic	A3	Adverse political or economic circumstances may lead to a worsening payment record that is already lower than the previous categories, although the probability of a payment default is still low.	A3	A3	A4
Ukraine	C	A very unsteady political and economic environment could deteriorate an already bad payment record.	C	C	D

Source: Coface USA. Country ratings issued by the Coface Group measure the average default risk on corporate payments in a given country and indicate to what extent a company's financial commitments are affected by the local business, financial and political outlook. Coface continuously monitors 140 countries using a spectrum of indicators incorporating political factors, risk of currency shortage and devaluation, ability to meet financial commitments abroad, risk of a systemic crisis in the banking sector, cyclical risk, and payment behavior for short term transactions.

European union expansion

The Czech Republic, Slovenia and the Slovak Republic acceded to the EU in May 2004. We currently anticipate that Romania will accede in 2007 and Croatia is currently in accession negotiations. Accession to the EU is likely to bring certain positive developments. All countries joining the EU become subject to EU legislation and we believe that the ongoing progress towards EU entry reduces the political and economic risks of operating in the emerging markets of Central and Eastern Europe. The reduction in political risk factors may encourage increased foreign investment that will be supportive of economic growth. Accession to the EU may also bring certain negative developments. The adoption of EU compliant legislation in connection with accession may result in the introduction of new standards affecting industry and employment, and compliance with such new standards may require increased spending.

Television advertising markets

We derive almost all of our revenue from the sale of television advertising, most of which is sold through media houses and independent agencies. Like other television operators, we experience seasonality, with advertising sales tending to be lowest during the third quarter of each calendar year due to the summer holiday period (typically July and August), and highest during the fourth quarter of each calendar year. For the year ended December 31, 2005, 90% of our total Segment Net Revenue came from television advertising.

The per capita GDP in our markets is lower than that of Western markets. As a result of the lower GDP and weaker domestic consumption total advertising expenditure spending and consequently, television advertising spending per capita tends to be lower than in Western markets. However, because television was commercialized at the same time as other media in our markets, television advertising spending tends to be higher as a proportion of total advertising spending in Central and Eastern European markets compared to Western markets, where newspapers and magazines and radio were established as advertising media well before the advent of television advertising.

Country	Population (in millions)(1)	Per capita GDP 2005(2)	Total advertising spending per capita 2005 (US$)(3)	Total advertising spending as a % of GDP 2005(3)	TV advertising spending per capita (US$)(3)	TV advertising spending as a % of total advertising spending(3)

Croatia	4.3	$8,176	$57.95	0.71%	$27.54	48%
Czech Republic	10.2	$11,148	$73.59	0.66%	$34.76	47%
Romania	21.3	$4,460	$12.24	0.27%	$7.32	60%
Slovak Republic	5.4	$9,312	$35.63	0.38%	$17.84	50%
Slovenia	2.0	$17,050	$55.85	0.33%	$33.29	59%
Ukraine	47.4	$1,715	$8.35	0.49%	$3.92	47%

(1)
Source: Global Insight Country Analysis (2005 data).

(2)
Source: ING (September 2005 data).

(3)
Source: CME estimates.

For purposes of comparison, the following table shows the advertising market statistics for other Central and Eastern European markets and selected Western markets.

Country	Population (in millions)(1)	Per capita GDP 2005(1)	Total advertising spending per capita 2005 (US$)(2)	Total advertising spending as a % of GDP 2005(2)	TV advertising spending per capita (US$)(2)	TV advertising spending as a % of total advertising spending(2)

Greece	11.1	$19,685	$213	1.09%	$71	33%
Hungary	10.1	$10,713	$122	1.14%	$81	66%
Italy	58.0	$29,567	$166	0.56%	$92	55%
Poland	38.6	$6,622	$28	0.42%	$14	51%
Russia	143.9	$4,279	$34	0.79%	$16	46%
Turkey	72.2	$4,345	$23	0.52%	$13	56%
UK	59.5	$37,333	$322	0.86%	$95	30%
USA	295.4	$42,471	$507	1.19%	$188	37%

(1)
Source: ZenithOptimedia (December 2005).

(2)
Source: CME estimates.

There is no objective source for reliable information on the size of television advertising spending in our markets. The following table sets out our current estimates of the development of television advertising spending by market in US$ millions.

Country	2001	2002	2003	2004	2005

Croatia				110 - 120	115 - 125
Czech Republic				335 - 345	350 - 360
Romania	60 - 70	65 - 75	85 - 95	110 - 120	150 - 160
Slovak Republic	35 - 45	40 - 50	60 - 70	80 - 90	90 - 100
Slovenia	45 - 55	45 - 55	45 - 55	55 - 65	60 - 70
Ukraine	70 - 85	85 - 100	100 - 115	130 - 140	180 - 190

Market sizes are quoted at US dollar exchange rates applicable at the end of each year.

Television advertising sales

In the countries in which we operate, advertisers tend to allocate their television advertising budgets among channels based on each channel's audience share, audience demographic profile and pricing policy. We generally offer two different bases of pricing to our advertising customers. The first basis is cost per gross rating point (which we refer to as "GRP"). A GRP represents one percent of the population over the age of four. The second basis is rate-card, which reflects the timing and duration of an advertisement. Whether advertising is sold on a GRP basis or a rate-card basis depends on the dynamics of a particular market and our relative audience share.

Cost per GRP pricing:    Advertising priced on a cost per GRP basis allows an advertiser to specify the number of gross ratings points that it wants to achieve with an advertisement within a defined period of time. We schedule the timing of the airing of the advertisements during such defined period of time in a manner that enables us both to meet the advertiser's GRP target and to maximize the use and profitability of our available advertising programming time. The price per GRP package varies depending on the demographic group that the advertisement is targeting, the flexibility given to us by advertisers in scheduling their advertisements and the rebates offered by us to advertising agencies and their clients. GRP package sales generally allow for better inventory control than rate-card pricing and optimize the net price per GRP achieved.

Rate-card pricing:    Advertising priced on a rate-card basis is applied to advertisements scheduled at a specific time. Consistent with industry practice, we provide an incentive rebate on rate-card prices to a number of advertising agencies and their clients.

The majority of our advertising customers commit to annual minimum spending levels. We usually schedule specific advertisements one month in advance of broadcasting them. Prices paid by advertisers, whether they purchase advertising time on a GRP package or rate-card basis, tend to be higher during peak viewing months, particularly during the fourth quarter, than during off-peak months such as July and August. We recognize our advertising revenue at the time the relevant advertisement is broadcast. As is common in the television broadcasting industry, we provide some advertising agencies and advertisers with incentive rebates. We recognize advertising revenue net of these rebates. For the purposes of management discussion and analysis total advertising revenue net of rebates is referred to as "net spot revenue'. Non-spot revenue refers to revenue from sponsorship, game shows, program sales, text messaging, cable subscriptions as well as barter transactions.

Occasionally, we enter into barter transactions pursuant to which we exchange advertising time for goods and services. We record barter transactions at the fair market value of the goods or services received. Barter transactions represented 2% of our Segment Net Revenue for 2005 and 3% for 2004.

Our goal is to increase revenues from advertising in local currency year-on-year in every market through disciplined management of our advertising inventory. In any given period, revenue increases can be attributable to combinations of price increases, higher inventory sales, seasonal or time-of-day incentives, target-audience delivery of specific campaigns, introductory pricing for new clients or audience movements based on our competitors' program schedule.

III. Analysis of segment results

Overview

We manage our business on a country-by-country basis and review the performance of each business segment using data that reflects 100% of operating and license company results. Our business segments are comprised of Croatia, the Czech Republic, Romania, the Slovak Republic, Slovenia and Ukraine.

We evaluate the performance of our business segments based on Segment Net Revenues and Segment EBITDA. Segment Net Revenues and Segment EBITDA include STS and Markiza (our operating and license company affiliates in the Slovak Republic) for the year ended December 31, 2005 and STS, Markiza and Radio Pro in Romania for the year ended December 31, 2004. These entities are not consolidated under US GAAP.

We acquired our Croatian operations on July 16, 2004. Therefore, comparable 2004 financial information is included from the date of acquisition only. We acquired our Czech operations on May 2, 2005. Therefore, 2005 results are from the date of acquisition. We do not include any detailed year-on-year comparisons of financial results for our Croatian operations and provide only qualified limited comparisons for our Czech operations.

Our key performance measure of the efficiency of our business segments is EBITDA margin. We define Segment EBITDA margin as the ratio of Segment EBITDA to Segment Net Revenues.

Segment EBITDA is determined as segment net income/loss, which includes costs for program rights amortization, before interest, taxes, depreciation of property, plant and equipment and amortization of intangible assets. Items that are not allocated to our segments for purposes of evaluating their performance, and therefore are not included in Segment EBITDA, include:

  •
  expenses presented as corporate operating costs in our Consolidated Statement of Operations;

  •
  foreign currency exchange gains and losses; and

  •
  certain unusual or infrequent items (e.g., extraordinary gains and losses, impairments on assets or investments).

We use Segment EBITDA as a component in determining management bonuses.

For a full reconciliation of our Segment Net Revenues and Segment EBITDA by operation to our consolidated US GAAP results for the years ended December 31, 2005, 2004 and 2003 see Part II, Item 8, Note 17, "Segment Data" in our Annual Report on Form 10-K for the year ended December 31, 2005, as amended by our Form 10-K/A filed with the Securities and Exchange Commission on March 15, 2006, which is incorporated by reference into this prospectus.

A summary of our total Segment Net Revenues, Segment EBITDA and Segment EBITDA margin showing the relative contribution of each Segment, is as follows.

	For the years ended December 31, (US $000's)
Segment financial information	2005	(1)	2004	(1)	2003	(1)

Segment Net Revenue
Croatia (NOVA TV)	$22,030	5%	$9,757	4%	$—	—%
Czech Republic (TV NOVA, GALAXIE SPORT)	154,010	33%	—	—%	—	—%
Romania(2)	103,321	22%	76,463	31%	51,177	29%
Slovak Republic (MARKIZA TV)	64,266	14%	61,576	25%	50,814	29%
Slovenia (POP TV and KANAL A)	48,770	10%	45,388	18%	37,168	21%
Ukraine (STUDIO 1+1)	72,847	16%	53,351	22%	36,633	21%

Total Segment Net Revenue	$465,244	100%	$246,535	100%	$175,792	100%

Segment EBITDA
Croatia (NOVA TV)	$(15,866)	(10)%	$(3,756)	(5)%	$—	—%
Czech Republic (TV NOVA, GALAXIE SPORT)	71,544	45%	—	—%	—	—%
Romania(2)	43,803	28%	25,198	34%	12,206	27%
Slovak Republic (MARKIZA TV)	17,240	11%	18,975	25%	11,657	26%
Slovenia (POP TV and KANAL A)	19,337	12%	19,077	26%	13,173	29%
Ukraine (STUDIO 1+1)	21,803	14%	14,729	20%	7,999	18%

Total Segment EBITDA	$157,861	100%	$74,223	100%	$45,035	100%

Segment EBITDA Margin(3)	34%		30%		26%

(1)
Percentage of Total Segment Net Revenue / Total Segment EBITDA

(2)
Romanian networks are PRO TV, PRO CINEMA, ACASA and PRO TV INTERNATIONAL for the year ended December 31, 2005 and PRO TV, PRO CINEMA, ACASA, PRO TV INTERNATIONAL, PRO FM and INFOPRO for the years ended December 31, 2004 and 2003.

(3)
We define Segment EBITDA margin as the ratio of Segment EBITDA to Segment Net Revenue.

Analysis by geographic segment

(A) Croatia

	For the years ended December 31, (US $000's)
Segment financial information	2005	2004(1)	Movement

Croatian Net Revenues	$22,030	$9,757	$12,273
Croatian EBITDA	$(15,866)	$(3,756)	$(12,110)
Croatian EBITDA Margin	(72)%	(38)%	(34)%

(1)
2004 Results are presented from acquisition in July 2004

Market background:    We acquired our Croatian operations on July 16, 2004. We estimate the television advertising market in Croatia has shown local currency growth of approximately 4% in 2005 and is expected to show single digit growth during 2006.

National all day audience share for NOVA TV grew to 13.6% in 2005 compared to 12.0% in the previous year. Prime time audience share grew from 10.9% to 13.3%. Prime time ratings for the whole market increased from 38.4% in 2004 to 43.8% in 2005. We believe that this was due to the increased quality of the overall television offering in this market. NOVA TV prime time ratings increased from 4.1% to 5.8% in this period.

  •
  Net Revenues for the year ended December 31, 2005 were US$ 22.0 million compared to US$ 9.8 million for the period from acquisition on July 16, 2004 to December 31, 2004. Net revenue for the period from July 2005 fell US$ 1.0 million or 10% when compared to the equivalent post acquisition period in 2004. The reduction in revenue was attributable to lower barter revenues as some of these were forgone in accordance with our policy to minimize barter transactions. Net spot revenues increased by 19%

    over the period from July to December 2005 when compared to the same period in 2004, driven principally by growth in the volume of ratings sold.

  •
  Croatian Segment EBITDA for the year ended December 31, 2005 was a loss of US$ 15.9 million, which is substantially attributable to investment in programming to attract greater audience share.

Costs charged in arriving at Segment EBITDA for 2005 included US$ 20.4 million of programming costs, US$ 9.4 million of other operating costs and US$ 8.1 million of selling general and administrative expenses.

(B) Czech Republic

Segment financial information	For the eight months ended December 31, (US $000's) 2005(1)

Czech Republic Net Revenues	$154,010
Czech Republic EBITDA	$71,544
Czech Republic EBITDA Margin	46%

(1)
Results are presented from acquisition on May 2, 2005.

Market background:    We acquired our Czech Republic operations on May 2, 2005. During 2005, we estimate the television advertising market in the Czech Republic grew by approximately 4% in local currency.

After the Office for the Protection of Economic Competition of the Czech Republic began conducting an investigation during the fourth quarter of 2005 regarding potential infringements of Czech antimonopoly legislation in respect of the sale of advertising on the TV NOVA channel from 2004, CET 21 has, without acknowledging any infringements alleged by the Antimonopoly Office, agreed to make certain undertakings in respect of the sale of advertising on TV NOVA. Upon acceptance of these undertakings by the Antimonopoly Office and subject to observance of them, the investigation will be terminated.

We have incorporated these undertakings into our new advertising sales strategy, which is designed to address the fact that the television advertising market in the Czech Republic has shown slow growth over the past several years compared to general economic growth rates. This is due in part to broadcasters focusing on obtaining an increased share of revenues committed to television advertising rather than raising advertising prices. The focus of the TV Nova (Czech Republic) group going forward will be the development of advertising revenues through price increases.

It is not possible to predict the impact of this change on the advertising revenues of the Czech Republic operations for 2006 on a full-year basis. We expect advertising revenues to decline in the early part of 2006 as the new advertising sales strategy is introduced. However, we believe that the successful implementation of this policy and continued strong audience share and ratings for TV NOVA will lead to accelerated growth both in the revenues of the Czech operations and in the television advertising market generally over the next several years.

TV NOVA (Czech Republic) is ranked first (of four channels) in the market based on its national all day audience share of 41% for 2005.

  •
  Net revenues for the period from acquisition to December 31, 2005 were US$ 154.0 million. We acquired our Czech Republic operations in May 2005 and accordingly no comparative data from 2004 is available. Galaxie Sport (acquired on September 1, 2005) contributed US$ 1.6 million to total net revenue.

  •
  Czech Republic Segment EBITDA for the period from May 2, 2005 to December 31, 2005 was US$ 71.5 million resulting in an EBITDA margin of 46%.

    Costs charged in arriving at Segment EBITDA for the eight months ended December 31, 2005 included US$ 50.6 million of programming costs, US$ 14.9 million of other operating costs and US$ 16.9 million of selling, general and administrative expenses.

    We do not have audited US GAAP financial statements for the TV Nova (Czech Republic) group for the four-month period immediately prior to our acquisition. Based on our estimates for this period we believe that net revenues for the twelve-month period ended December 31, 2005 amounted to approximately US$ 235 million. This represents an increase of US$ 26.9 million or 13% over the US GAAP net revenues for the TV Nova (Czech Republic) group for the year ended December 31, 2004 published in Amendment No. 2 to our Registration Statement No. 333-123822 on Form S-3 filed with the SEC on April 28, 2005. In local currency, our estimates indicate sales growth of 6%. We estimate that Segment EBITDA for the twelve-month period ended December 31, 2005, excluding one-time adjustments from fair value apportionments on acquisition, amounted to approximately US$ 110.8 million, an increase of US$ 11.4 million, or 11.5%, over our estimate of US GAAP Segment EBITDA for 2004. The local currency estimated Segment EBITDA growth was 4% and consequently year on year EBITDA margin has fallen from 48% to an estimated 47%.

(C) Romania

	For the years ended December 31, (US $000's)
Segment financial information	2005	2004	Movement	2004	2003	Movement

Romanian Net Revenues	$103,321	$76,463	$26,858	$76,463	$51,177	$25,286
Romanian EBITDA	$43,803	$25,198	$18,605	$25,198	$12,206	$12,992
Romanian EBITDA Margin	42%	33%	9%	33%	24%	9%

Market background:    Romania continues to be one of the fastest growing economies in Central and Eastern Europe. We estimate the television advertising market grew approximately 36% during 2005. We expect the advertising market to show continued growth in the range of 30% to 40% in 2006. The combined national all day audience share for our three channels grew from 23.8% in 2004 to 24.6% in 2005.

  •
  Net revenues for the year ended December 31, 2005 increased by US$ 26.9 million, or 35%, compared to 2004. Net spot revenue increased by US$ 25.0 million or 34% and non-spot revenue increased by US$ 1.9 million or 52%, principally due to increased cable tariff revenue. Excluding RADIO PRO, which was included in our results in 2004 but excluded in 2005, Segment Net Revenues grew US$ 29.5 million or 40%, principally due to net spot revenue growth of 39%.

    The increase in net spot revenues was driven by a 49% increase in the number of thirty-second advertising spots sold across our three-channel operation. Average revenues per thirty-second spot grew at a double-digit rate for all three channels. Two thirds of the volume growth arose in PRO CINEMA, which was launched in April 2004 and where average spot prices are lowest of the three channels. Most of the remaining volume growth arose in ACASA. Because the increase in the volume of spots sold occurred principally on the channels with the lowest price per spot, there was an overall 7% reduction in average revenue per thirty-second spot across the three channels.

    Net Revenues for 2004 increased by 49% over 2003, reflecting the increase in advertising prices and additional advertising inventory available following the launch of PRO CINEMA in April 2004.

  •
  Romanian Segment EBITDA for the year ended December 31, 2005 increased by US$ 18.6 million or 74% compared to 2004, resulting in an EBITDA margin of 42%, which represents a significant increase over the 33% EBITDA margin delivered in the prior year.

    Costs charged in arriving at Segment EBITDA for the year ended December 31, 2005 increased by US$ 8.3 million or 16% compared to 2004. The cost of programming grew by US$ 5.5 million or 19% due to increased costs of acquired programming and increased investment in locally produced news and sport programs. We estimate that a change in the programming amortization policy implemented in 2004 reduced amortization charges in 2005 by approximately US$ 2.5 million. We do not expect this benefit to continue in future periods. Other operating costs increased by US$ 1.8 million or 13% due to the appreciation of the New Romanian Lei, compared to the US dollar, increasing salary and wage costs. Selling, general and administrative expenses increased by US$ 0.9 million or 13% primarily due to increased rent and office costs of US$ 0.8 million.

    Segment EBITDA for 2004 increased by US$ 13.0 million or 106% compared to 2003 as a result of the growth of the television advertising market and increases in prices for advertising. The EBITDA margin increased from 24% in 2003 to 33% in 2004.

(D) Slovak Republic

	For the years ended December 31, (US $000's)
Segment financial information	2005	2004	Movement	2004	2003	Movement

Slovak Republic Net Revenues	$64,266	$61,576	$2,690	$61,576	$50,814	$10,762
Slovak Republic EBITDA	$17,240	$18,975	$(1,735)	$18,975	$11,657	$7,318
Slovak Republic EBITDA Margin	27%	31%	(4)%	31%	23%	8%

Market background:    We estimate that the television advertising market grew by approximately 4% in local currency in 2005. Measured in US dollars, the television advertising market grew by an estimated 7% in 2005 with the difference in growth rates resulting from the weakening of the US dollar in the period. We anticipate that the television advertising market will show single digit growth in 2006.

The implementation of peoplemeters to measure audience share and ratings in late 2004 had the anticipated effect of reducing the recorded share of all leading broadcasters. The all day average audience share of MARKIZA TV fell to 31.1% from 39.6% in 2004. The primary beneficiaries of this change in audience share were foreign channels with cross border reception in the Slovak Republic and small cable channels. The peoplemeter introduction also showed that fewer people watch television than had previously been believed, with national all day ratings falling from 19.1% in 2004 to 14.3% in 2005 and prime time ratings falling from 62.8% in 2004 to 40.4% in 2005. This indicated that the amount paid for each rating point was higher than had previously been believed. All national channels showed ratings losses. For MARKIZA TV, national all day ratings declined from 7.6% in 2004 to 4.5% in 2005 and national prime time ratings fell from 25.3% in 2004 to 13.3% in 2005.

  •
  Net Revenues for the year ended December 31, 2005 increased by US$ 2.7 million, or 4%, compared to 2004. Spot revenue increased by US$ 2.9 million, or 5%, however, this was partially offset by a US$ 0.2 million or 4% decline in non-spot revenue as a result of reduced barter revenue. In local currency, net revenue growth in 2005 was 1%.

    The volume of advertising spots sold by MARKIZA TV increased by approximately 22% compared to 2004. The average revenue per thirty-second spot decreased by 16% in local currency, primarily as a result of the decline in measured audience share following the move to peoplemeters, but also because two significant local productions did not perform as well as expected in the fourth quarter and did not achieve expected audience share against strong competition.

    Net Revenues increased 21% in 2004 compared to 2003, largely due to a weakening US dollar but also due to the expansion of the television advertising market and increases in MARKIZA TV's prices. In local currency, revenues grew by 7% in 2004 compared to 2003, in line with the growth of the television advertising market in that period.

  •
  Slovak Republic Segment EBITDA for the year ended December 31, 2005 decreased by US$ 1.7 million or 9% compared to 2004, and the EBITDA margin decreased from 31% in 2004 to 27% in 2005. Local currency EBITDA decreased by 12% in 2005 compared to 2004.

    Costs charged in arriving at Segment EBITDA for the year ended December 31, 2005 increased by US$ 4.4 million or 10% resulting in the reduction of Segment EBITDA and the corresponding EBITDA margin compared to 2004. The cost of programming increased by US$ 1.5 million or 7%, reflecting an increase in the volume of higher cost local production and the costs of producing reality shows. The increase in programming costs was after allowing for an estimated US$ 2.0 million reduction in programming amortization charges arising from a change in the programming amortization policy implemented in 2004. We do not expect this benefit to continue in future periods. Other operating costs increased by US$ 1.1 million, or 8%, due to increased staff and social insurance costs. Selling, general and administrative expenses increased by US$ 1.8 million, or 22%, primarily as a result of the reversal of a US$ 1.1 million provision in 2004 due to resolution of a disagreement with the other shareholders that had given rise to a provision in 2003 as well as increased facilities costs resulting from operating an additional studio.

    Segment EBITDA in 2004 increased US$ 7.3 million or 63% compared to 2003, with underlying local currency growth of 43% compared to 2003. The EBITDA margin increased from 23% in 2003 to 31% in 2004.

(E) Slovenia

	For the years ended December 31, (US $000's)
Segment financial information	2005	2004	Movement	2004	2003	Movement

Slovenian Net Revenues	$48,770	$45,388	$3,382	$45,388	$37,168	$8,220
Slovenian EBITDA	$19,337	$19,077	$260	$19,077	$13,173	$5,904
Slovenian EBITDA Margin	40%	42%	(2)%	42%	35%	7%

Market background:    We estimate the television advertising market showed growth of approximately 3% in US dollars during 2005, and 2% in local currency. We expect the television advertising market to show low single digit growth in 2006.

The combined national all day audience share of our two channels remained constant by comparison with 2004 at 35.8%.

  •
  Net revenues for the year ended December 31, 2005 increased by US$ 3.4 million, or 7%, compared to 2004. Net spot revenue increased by US$ 1.8 million, or 4%, and non-spot revenue grew by US$ 1.6 million, or 96%. In local currency, net revenues increased by 8%.

    In local currency, advertising spot revenue increased by 5% as a run of successful locally produced programs led to an increase in the volume of thirty-second advertising spots sold across our two channels. The average revenue per thirty-second advertising spot was largely unchanged from 2004. Non-spot revenue grew due to increased internet and reality show driven revenue from text messaging.

    Net revenues increased 22% in 2004 compared to 2003 including the impact of the weakening US dollar. In local currency, revenues increased by 14% in 2004 compared to 2003 due to higher average spot prices and increased spending by major advertisers.

  •
  Slovenian Segment EBITDA for the year ended December 31, 2005 increased by US$ 0.3 million or 1%. In local currency Segment EBITDA increased by 2%. EBITDA margin decreased from 42% in 2004 to 40% in 2005.

  •
  Costs charged in arriving at Segment EBITDA for the twelve months ended December 31, 2005 increased by US$ 3.1 million, or 12%, compared to 2004. Programming costs increased by US$ 0.8 million, or 7%, due to an increase in local production costs from producing more reality shows. We estimate that the change in the programming amortization policy implemented in 2004 reduced amortization charges in 2005 by approximately US$ 1.1 million. We do not expect this benefit to continue in future periods. Other operating costs increased by US$ 2.2 million, or 23%, primarily as a result of increased social insurance costs for employers of US$ 1.4 million as well as the reversal of a US$ 0.4 million provision for broadcasting transmission costs in 2004 resulting in a lower than normal charge in that period. Selling, general and administrative expenses increased by US$ 0.1 million, or 2%, as a result of general overhead cost increases.

    Segment EBITDA increased by US$ 5.9 million, or 45%, in 2004 compared to 2003 as a result of revenue increases and the implementation of cost control measures as well as the benefit arising from the provision reversal referred to above. The EBITDA margin increased from 35% in 2003 to 42% in 2004.

(F) Ukraine

	For the years ended December 31, (US $000's)
Segment financial information	2005	2004	Movement	2004	2003	Movement

Ukrainian Net Revenues	$72,847	$53,351	$19,496	$53,351	$36,633	$16,718
Ukrainian EBITDA	$21,803	$14,729	$7,074	$14,729	$7,999	$6,730
Ukrainian EBITDA Margin	30%	28%	2%	28%	22%	6%

Market background:    The television advertising market grew approximately 38% for 2005 and we currently anticipate that it will grow by 25% to 35% in 2006.

STUDIO 1+1's prime time audience share decreased from 26.9% in 2004 to 22.2% in 2005. This was partially as a result of two very successful series generating significant audience share in the first six months of 2004 as well as STUDIO 1+1's main competitor Inter broadcasting two successful series in the first half of 2005. STUDIO 1+1 successfully introduced two co-produced Russian—Ukrainian series in the second half of 2005 to recoup prime time audience share in the important fourth quarter. On a national all day basis the decline in STUDIO 1+1's audience share was lower, falling from 20.9% in 2004 to 20.0% in 2005.

  •
  Net revenues for the year ended December 31, 2005 increased by US$ 19.5 million or 37% compared to 2004. Net spot revenue increased by US$ 13.9 million or 28% and non-spot revenue increased by US$ 5.6 million or 165%.

    Demand for advertising by multinational companies seeking to establish their brands in the Ukrainian market and by mobile telephone operators helped increase the average revenue per thirty-second advertising spot by 18% compared to 2004. The volume of spots sold increased by 8% as a result of the full year impact of the additional nine hours of broadcast time awarded to the station from September 2004. Non-spot revenue increases were derived from sales of programming and increased management focus on generating sponsorship revenue.

    Net revenues for 2004 increased by 46% compared to 2003 primarily due to television advertising market growth and increased audience share.

  •
  Ukrainian Segment EBITDA for the year ended December 31, 2005 increased by US$ 7.1 million or 48% compared to 2004, resulting in an EBITDA margin of 30% compared to 28% in 2004.

    Costs charged in arriving at Segment EBITDA for the twelve months ended December 31, 2005 increased by US$ 12.4 million, or 32%. Programming costs increased by US$ 5.3 million, or 22%, as a result of the full year cost of broadcasting for an additional nine hours as well as increases in the cost of popular Russian series. Another component of the increase in programming costs was due to a US$ 1.1 million cost of writing down the value of American programming that no longer generates sufficient ratings in Ukraine. We estimate that a change in the programming amortization policy implemented in 2004 reduced amortization charges in 2005 by approximately US$ 5.0 million. We do not expect this benefit to continue in future periods. Other operating costs increased by US$ 5.0 million, or 64%, primarily due to salary increases of US$ 3.0 million partially due to the restructuring of independent contractor arrangements, resulting in increased employee-related taxation costs of approximately US$ 1.1 million, and increased transmission charges of US$ 0.9 million. We estimate that the full year impact of the increased employee-related taxation costs will add approximately US$ 3.6 million to the cost base in 2006. Transmission charges from the state transmission agency increased due to the extra cost of transmitting for the additional nine hours per day as well as due to price increases for transmission. Selling, general and administrative expenses increased by US$ 2.1 million, or 32%, due to additional facilities costs from an extra studio being operated since May 2005 to accommodate increased volumes of local production as well as local inflation.

Segment EBITDA for 2004 increased by US$ 6.7 million, or 84%, compared to 2003 as a result of audience share increases and the growth of the television advertising market. EBITDA margin increased from 22% in 2003 to 28% in 2004.

Programming payments and program amortization

Our consolidated cost of programming for 2005, 2004, and 2003 were as follows:

	For the Years Ended December 31,
(US$ 000's)	2005	2004	2003

Production expenses	$67,366	$29,458	$20,657
Program amortization	81,471	42,335	30,090

Cost of programming	$148,837	$71,793	$50,747

Production expenses represent the cost of in-house productions as well as locally commissioned programming, such as news, current affairs and game shows. The cost of broadcasting all other purchased programming is recorded as program amortization.

The amortization of acquired programming for each of our consolidated operations and for our operations in the Slovak Republic (MARKIZA TV) for 2005, 2004, and 2003 is set out in the table below. For comparison the table also shows the cash paid for programming by each of our operations in the respective periods. The cash paid for programming by our operations in

Croatia, Czech Republic, Romania, Slovenia and Ukraine is reflected within net cash provided by/(used in) continuing operating activities in our consolidated statement of cash flows.

	For the Years Ended December 31,
(US$ 000's)	2005	2004	2003

Program amortization:
Croatia (NOVA TV)	$16,373	$3,695	$—
Czech Republic (TV NOVA, GALAXIE SPORT)	19,154	—	—
Romania (PRO TV, ACASA, PRO CINEMA and PRO TV INTERNATIONAL)	20,132	18,215	12,413
Slovenia (POP TV and KANAL A)	5,517	5,117	5,326
Ukraine (STUDIO 1+1)	20,295	15,308	12,351

Total consolidated program amortization	81,471	42,335	30,090
Slovak Republic (MARKIZA TV)	6,970	9,038	9,392

	$88,441	$51,373	$39,482

Cash paid for programming:
Croatia (NOVA TV)	$16,062	$3,076	$—
Czech Republic (TV NOVA, GALAXIE SPORT)	26,027	—	—
Romania (PRO TV, ACASA, PRO CINEMA and PRO TV INTERNATIONAL)	40,279	22,164	14,876
Slovenia (POP TV and KANAL A)	6,200	5,177	5,587
Ukraine (STUDIO 1+1)	27,019	21,022	11,534

	115,587	51,439	31,997
Slovak Republic (MARKIZA TV)	10,692	8,120	9,088

	$126,279	$59,559	$41,085

IV. Analysis of the results of consolidated operations

Overview

We consolidate the financial statements of entities in which we hold at least a majority voting interest and also those entities which are deemed to be a Variable Interest Entity of which we are the primary beneficiary as defined by FIN 46 (R) (For further discussion, see Part II, Item 8, Note 2, "Summary of Significant Accounting Policies" in our Annual Report on Form 10-K for the year ended December 31, 2005, as amended by our Form 10-K/A filed with the Securities and Exchange Commission on March 15, 2006, which is incorporated by reference into this prospectus). We consolidate our operations in Croatia, the Czech Republic, Romania (with the exception of Radio Pro), Slovenia and Ukraine.

Entities in which we hold less than a majority voting interest but over which we have the ability to exercise significant influence are accounted for using the equity method. We currently account for our operations in the Slovak Republic and Radio Pro in Romania in this manner. Following our acquisition of a controlling interest in the Slovak Republic operations on January 23, 2006, we will be consolidating these operations (See Part II, Item 8, Note 21, "Subsequent Events" in our Annual Report on Form 10-K for the year ended December 31, 2005, as amended by our Form 10-K/A filed with the Securities and Exchange Commission on March 15, 2006, which is incorporated by reference into this prospectus).

IV (a) Net revenues for the years ending December 31, 2005, 2004 and 2003:

	For the years ended December 31, (US $000's)
Consolidated net revenues	2005	2004	Movement	2004	2003	Movement

Croatia	$22,030	$9,757	$12,273	$9,757	$—	$9,757
Czech Republic	154,010	—	154,010	—	—	—
Romania	103,321	73,843	29,478	73,843	51,177	22,666
Slovenia	48,770	45,388	3,382	45,388	37,168	8,220
Ukraine	72,847	53,351	19,496	53,351	36,633	16,718

Total Consolidated Net Revenues	$400,978	$182,339	$218,639	$182,339	$124,978	$57,361

Our consolidated net revenues increased by US$ 218.6 million, or 120%, for the year ended December 31, 2005 compared to 2004 due to:

  •
  The inclusion of US$ 154.0 million of net revenues from our newly acquired Czech Republic operations as described in "Analysis of Segment Results" above;

  •
  The inclusion of a full twelve months of revenue from our Croatian operations in 2005 following the acquisition in July 2004 described in "Analysis of Segment Results" above, which contributed an additional US$ 12.3 million to net revenues in 2005;

  •
  A US$ 29.5 million, or 40%, increase in the net revenues of our Romanian operations as described in "Analysis of Segment Results" above;

  •
  A US$ 3.4 million, or 7%, increase in the net revenues of Slovenian operations as described above in described in "Analysis of Segment Results" above; and

  •
  A US$ 19.5 million, or 37%, increase in the net revenues of our Ukrainian operations as described in "Analysis of Segment Results" above.

Our consolidated net revenues increased by US$ 57.4 million, or 46%, during 2004 compared to 2003.

IV (b) Total operating expenses for the years ending December 31, 2005, 2004 and 2003

	For the years ended December 31, (US $000's)
Consolidated operating expenses
	2005	2004	Movement	2004	2003	Movement

Operating costs	$65,138	$33,615	$31,523	$33,615	$26,608	$7,007
Cost of programming	148,837	71,793	77,044	71,793	50,747	21,046
Station selling, general and administrative expenses	46,382	22,112	24,270	22,112	14,245	7,867
Depreciation of station property, plant and equipment	16,367	6,429	9,938	6,429	5,276	1,153
Amortization of broadcast licenses and other intangibles	11,180	465	10,715	465	—	465
Corporate operating costs	25,374	29,185	(3,811)	29,185	32,512	(3,327)
Impairment Charge	35,331	—	35,331	—	—	—

Total Operating Expenses	$348,609	$163,599	$185,010	$163,599	$129,388	$34,211

Total operating expenses increased by US$ 185.0 million, or 113%, in 2005 compared to 2004.

For the year ended December 31, 2004 total operating expenses increased by US$ 34.2 million, or 26%, compared to 2003.

Further detail on the change in the components of Total Operating Expenses is provided below:

Operating costs:    Total consolidated station operating costs (excluding programming costs, depreciation of station property, plant and equipment, amortization of other intangibles as well as station selling, general and administrative expenses) increased by US$ 31.5 million, or 94%, in 2005 compared to 2004 primarily due to:

  •
  The inclusion of US$ 14.9 million of additional station operating costs relating to our newly acquired Czech Republic operations;

  •
  A US$ 6.5 million increase in the station operating costs of our Croatian operations, primarily as a result of the inclusion of expenses in 2004 only from the acquisition in July 2004;

  •
  Operating costs of our Romanian operations increasing by US$ 3.0 million, or 22%, due to the appreciation of the New Romanian Lei, compared to the US dollar, as well as increased salary and wage costs as described in "Analysis of Segment Results" above;

  •
  Operating costs of our Slovenian operations increasing by US$ 2.2 million, or 23%, as described in "Analysis of Segment Results" above; and

  •
  Operating costs of our Ukrainian operations increasing by US$ 5.0 million, or 64%, as described in "Analysis of Segment Results" above.

Total consolidated station operating costs increased by US$ 7.0 million, or 26%, in 2004 compared to 2003.

Cost of programming:    Total consolidated programming costs (including amortization of programming rights and production costs) increased by US$ 77.0 million or 107% in 2005 compared to 2004 primarily due to:

  •
  The inclusion of US$ 50.6 million of additional programming costs relating to our newly acquired Czech Republic operations;

  •
  A US$ 14.4 million increase in the programming costs of our Croatian operations primarily as a result of the inclusion of expenses in 2004 only from the acquisition in July 2004;

  •
  A US$ 5.9 million, or 20%, increase in the programming costs of our Romanian operations as described in "Analysis of Segment Results" above;

  •
  A US$ 0.8 million, or 7%, increase in the programming costs of our Slovenian operations station operating costs and expenses of our Slovenian operations as described in "Analysis of Segment Results" above; and

  •
  A US$ 5.3 million, or 22%, increase in the programming costs of our Ukrainian operations as described in "Analysis of Segment Results" above.

Total consolidated programming costs (including amortization of programming rights and production costs) increased by US$ 21.0 million, or 41%, in 2004 compared to 2003.

Station selling, general and administrative expenses:    Total consolidated station selling, general and administrative expenses increased by US$ 24.3 million, or 110%, in 2005 compared to 2004 primarily due to:

  •
  The inclusion of US$ 16.9 million of station selling, general and administrative expenses from our newly acquired Czech Republic operations;

  •
  A US$ 3.6 million, or 79%, increase in the station selling, general and administrative expenses of our Croatian operations, for which expenses were included in 2004 only from its acquisition in July 2004;

  •
  A US$ 1.6 million, or 24%, increase in the station selling, general and administrative expenses of our Romanian operations as described in "Analysis of Segment Results" above;

  •
  A US$ 0.1 million, or 2%, increase in the station selling, general and administrative expenses of our Slovenian operations as described in "Analysis of Segment Results" above and

  •
  A US$ 2.1 million, or 32%, increase in the station selling, general and administrative expenses of our Ukrainian operations as described in "Analysis of Segment Results" above.

Total consolidated station selling, general and administrative expenses increased by US$ 7.9 million, or 55%, in 2004 compared to 2003.

Depreciation of station property, plant and equipment:    Total consolidated depreciation of station property, plant and equipment increased by US$ 9.9 million, or 155%, in 2005 compared to 2004 primarily due to:

  •
  The inclusion of US$ 5.5 million of additional depreciation relating to our newly acquired Czech Republic operations;

  •
  A US$ 1.9 million increase in the depreciation costs of our Croatian operations primarily as a result of the inclusion of expenses in 2004 only from the acquisition in July 2004;

  •
  A US$ 1.2 million, or 52%, increase in the depreciation costs of our Romanian operations due to depreciation of newly acquired production equipment assets;

  •
  A US$ 1.5 million, or 103%, increase in the depreciation costs of our Slovenian operations as a result of depreciation of newly acquired digital production and editing equipment assets; and

  •
  A US$ 0.6 million, or 59%, increase in the depreciation costs of our Ukrainian due to depreciation of newly acquired studio equipment assets.

Total consolidated depreciation of station property, plant and equipment increased by US$ 1.2 million, or 22%, in 2004 compared to 2003.

Amortization of broadcast licenses and other intangibles:    Total consolidated amortization of broadcast licenses and other intangibles increased by US$ 10.7 million in 2005 compared to 2004 primarily as a result of the amortization of the broadcast license and customer relationships of our newly acquired Czech Republic operations.

Total consolidated amortization of broadcast licenses and other intangibles increased from nil to US$ 0.5 million in 2004 compared to 2003.

Corporate operating costs (including non-cash stock-based compensation) for the years ending December 31, 2005, 2004, and 2003 were as follows:

	For the years ended December 31, (US $000's)
	2005	2004	Movement	2004	2003	Movement

Corporate operating costs (excluding non-cash stock-based compensation)	$22,420	$19,083	3,337	$19,083	$19,303	(220)
Non-cash stock-based compensation	2,954	10,102	(7,148)	10,102	13,209	(3,107)

Corporate operating costs (including non-cash stock-based compensation)	$25,374	$29,185	(3,811)	$29,185	$32,512	(3,327)

The increase in corporate costs (excluding non-cash stock-based compensation) of US$ 3.3 million in 2005 compared to 2004 was principally due to:

  •
  an increase in staff-related costs caused by an increase in corporate staff from 27 to 41, and temporary staff costs relating to the acquisition of the TV Nova (Czech Republic) group; and;

  •
  an increase in professional fees in respect of legal, tax and press and public relations expenses relating to advice in connection with our investment in Ukraine, legal proceedings in our Ukrainian operations (for further information see Part II, Item 8, Note 19, "Commitments and Contingencies" in our Annual Report on Form 10-K for the year ended December 31, 2005, as amended by our Form 10-K/A filed with the Securities and Exchange Commission on March 15, 2006, which is incorporated by reference into this prospectus) and in connection with the acquisition of our Czech Republic operations and subsequent listing on the Prague Stock Exchange together with an increase in investor relations activity;

partly off-set by

  •
  a decrease in business development expenses.

The decrease in corporate costs (excluding non-cash stock-based compensation) in 2004 compared to 2003 was primarily due to a charge of US$ 3.3 million having been recognized in 2003 relating to the termination of our remaining corporate satellite contracts. No such charge was recognized in 2004. This decrease was partially offset by an increase in corporate operating costs of US$ 3.1 million principally due to:

  •
  an increase in staff-related costs caused in part by an increase in corporate staff from 20 to 27 (including three staff primarily focused on internal audit work related to Sarbanes-Oxley requirements);

  •
  an increase in travel expenses as a result of implementation of Sarbanes-Oxley certification requirements in respect of internal controls and travel related to business development and station visits;

  •
  an increase in press and public relations expenses due to the acquisition of our Croatian operations and the preparation for the TV Nova (Czech Republic) group acquisition as well as costs associated with our celebration of the 10th anniversary of our listing on NASDAQ; and

  •
  increased business development expenses incurred in researching potential acquisition targets;

The reduction in the charge for non-cash stock-based compensation in 2005 compared to 2004 relates primarily to a decline in the charge for certain options issued in 2000 accounted for under FASB interpretation 44, the last of which were exercised on May 11, 2005. The reduction in the charge for non-cash stock-based compensation in 2004 compared to 2003 also relates primarily to a reduction in the charge for the options accounted for under FASB interpretation 44 and was principally due to the exercise of some of these options during the period as well as different movements in the price of our stock in the two periods (see Part II, Item 8, Note 15, "Stock-Based Compensation" in our Annual Report on Form 10-K for the year ended December 31, 2005, as amended by our Form 10-K/A filed with the Securities and Exchange Commission on March 15, 2006, which is incorporated by reference into this prospectus).

We expect to relocate our London corporate offices during 2006 and that this will give rise to a one-time expense of US$ 1.5 million, including US$ 0.4 million accelerated amortization of leasehold improvements in our current premises.

Impairment charge:    In the year ended December 31, 2005, we recognized an impairment charge of US$ 35.3 million with respect to our Croatian operations. This impairment arose as a result of the on-going review of our Croatian operations and following a strategic assessment of the performance of Nova TV (Croatia) in late June 2005. At the end of the second quarter of 2005, we performed an analysis of our Croatian business to determine if it was impaired, given that the new strategy would result in cash flows that differ significantly from those previously forecast. As a result of our analysis, we recognized an impairment charge of US$ 35.3 million in total, of which, US$ 18.6 million was attributable to the broadcast license, US$ 7.0 million to trademarks and US$ 9.7 million to goodwill. Included in provision for income taxes is a US$ 5.1 million credit representing a release of deferred tax relating to the impairment charge on the license and trademark.

IV (c) Operating income / (loss) for the years ending December 31, 2005, 2004 and 2003

	For the years ended December 31, (US $000's)
	2005	2004	Movement	2004	2003	Movement

Operating income/(loss)	52,369	18,740	33,629	18,740	(4,410)	23,150

Total consolidated operating income / (loss) increased by US$ 33.6 million or 179% in the year ended December 31, 2005 compared to 2004. Operating margin was 13% compared to 10% in 2004.

Operating income / (loss) improved from a loss of US$ 4.4 million in 2003 to operating income of US$ 18.7 million in 2004.

IV (d) Other expense items for the years ending December 31, 2005, 2004 and 2003

	For the years ended December 31, (US $000's)
	2005	2004	Movement	2004	2003	Movement

Interest income	4,124	4,318	(194)	4,318	5,507	(1,189)
Interest expense	(29,387)	(1,203)	(28,184)	(1,203)	(12,010)	10,807
Foreign currency exchange gain/(loss), net	37,968	(574)	38,542	(574)	(10,023)	9,449
Other income/(expense)	(4,705)	(698)	(4,007)	(698)	(2,458)	1,760
Provision for income taxes	(16,691)	(11,089)	(5,602)	(11,089)	(3,760)	(7,329)
Minority interest in income of consolidated subsidiaries	(8,908)	(4,106)	(4,802)	(4,106)	(676)	(3,430)
Equity in income of unconsolidated affiliates	8,238	10,619	(2,381)	10,619	3,629	6,990
Discontinued operations	(513)	2,524	(3,037)	2,524	370,213	(367,689)

Interest income decreased by US$ 0.2 million in 2005 compared to 2004. Interest income decreased by US$ 1.2 million in 2004 compared to 2003 primarily as a result of a higher average cash balance in 2003 compared to 2004 and investments in short-term securities.

Interest expense increased by US$ 28.2 million in 2005 compared to 2004 primarily as a result of the issuance of our Senior Notes (see Part II, Item 8, Note 5, "Senior Notes" in our Annual Report on Form 10-K for the year ended December 31, 2005, as amended by our Form 10-K/A filed with the Securities and Exchange Commission on March 15, 2006, which is incorporated by reference into this prospectus). Interest expense decreased by US$ 10.8 million in 2004 compared to 2003.

Foreign currency gain/(loss):    The foreign currency exchange gain of US$ 37.9 million compared to a loss of US$ 0.6 million in 2004. The gain arose primarily as a result of the translation of the Euro-denominated Senior Notes into US dollars at December 31, 2005.

The foreign currency exchange loss in 2004 was US$ 0.6 million compared to US$ 10.0 million in 2003. The reduction was primarily due to the fact that we had retired in August 2003 the Euro-denominated portion of the senior notes we had issued in 1997.

Other expense:    The expense of US$ 4.7 million in 2005 was primarily a result of a US$ 3.4 million fee incurred to secure bridge financing for our acquisition of the TV NOVA (Czech Republic) group in May 2005. We did not ultimately utilize this bridge financing.

Provision for income taxes:    Provision for income taxes was US$ 16.7 million in 2005, US$ 11.1 million in 2004 and US$ 3.8 million in 2003. The increase in 2005 and 2004 is, in both cases, primarily due to our operations having higher taxable profits. In addition, the 2005 charge includes a deferred tax credit of US$ 5.1 million with respect to the impairment of our Croatian operations (For further information see Part II, Item 8, Note 4, "Goodwill and Intangible Assets, Impairment" in our Annual Report on Form 10-K for the year ended December 31, 2005, as amended by our Form 10-K/A filed with the Securities and Exchange Commission on March 15, 2006, which is incorporated by reference into this prospectus) offset by a provision for income taxes of US$ 8.0 million in respect of our newly acquired Czech Republic operations. For further information on taxes, see Part II, Item 8, Note 14, "Income Taxes" in our Annual Report on Form 10-K for the year ended December 31, 2005, as amended by our Form 10-K/A filed with the Securities and Exchange Commission on March 15, 2006, which is incorporated by reference into this prospectus.

Minority interest in income of consolidated subsidiaries:    Minority interest in the income of consolidated subsidiaries was US$ 8.9 million in 2005 compared to US$ 4.1 million in 2004 and US$ 0.7 million in 2003. This is as a result of higher profitability of our Romanian and Ukrainian operations.

Equity in income of unconsolidated affiliates:    As explained in "Business" above, some of our broadcasting licenses are held by unconsolidated affiliates which we account for using the equity method.

Equity in income of unconsolidated affiliates was US$ 8.2 million for 2005 compared to US$ 10.6 million for 2004 and US$ 3.6 million for 2003 as detailed below:

	For the years ended December 31, (US $000's)
	2005	2004	Movement	2004	2003	Movement

Slovak Republic operations	$8,240	$10,382	$(2,142)	$10,382	$4,521	$5,861
Romanian operations	(2)	237	(239)	237	(215)	452
Slovenian operations	—	—	—	—	(677)	677

Equity in income of unconsolidated affiliates	$8,238	$10,619	$(2,381)	$10,619	$3,629	$6,990

Discontinued operations:    The amounts charged to the consolidated statements of operations in respect of discontinued operations are as follows:

	For the years ended December 31, (US $000's)
	2005	2004	Movement	2004	2003	Movement

Gain on disposal of discontinued operations	$164	$146	18	$146	$384,213	(384,067)
Tax on disposal of discontinued operations	(677)	2,378	(3,055)	2,378	(14,000)	16,378

Discontinued operations	$(513)	$2,524	(3,037)	$2,524	$370,213	(367,689)

On June 19, 2003, our Board of Directors decided to withdraw from operations in the Czech Republic. On October 23, 2003 we sold our 93.2% participation interest in CNTS, our former Czech operating company, for US$ 53.2 million.

The revenues and expenses of our former Czech operations and the award income and related legal expenses have therefore all been treated as discontinued operations for each year.

The amounts charged to discontinued operations in 2005 largely represent additional payments we expect to make to the Dutch tax authorities pursuant to the agreement we entered into on February 9, 2004.

For additional information, see Part II, Item 8, Note 18, "Discontinued Operations" in our Annual Report on Form 10-K for the year ended December 31, 2005, as amended by our Form 10-K/A filed with the Securities and Exchange Commission on March 15, 2006, which is incorporated by reference into this prospectus.

IV (e) Consolidated balance sheet as at December 31, 2005 compared to December 31, 2004

Following the acquisition of the TV Nova (Czech Republic) group, the principal components of our Consolidated Balance Sheet at December 31, 2005 have increased compared to December 31, 2004. These increases are summarized below:

Summarized consolidated balance sheet (US$ '000's)	December 31, 2005	December 31, 2004	Movement

Current assets	$286,926	$265,049	$21,877
Non-current assets	1,101,924	179,590	922,334
Current liabilities	206,961	109,745	97,216
Non-current liabilities	488,099	18,965	469,134
Minority interests in consolidated subsidiaries	13,237	4,861	8,376
Shareholders' equity	$680,553	$311,068	$369,485

Current assets:    Our current assets increased US$ 21.9 million at December 31, 2005 compared to December 31, 2004, primarily a result of the acquisition of the TV Nova (Czech Republic) group. Total current assets of the TV Nova (Czech Republic) group were US$ 102.7 million at December 31, 2005.

The effect of the addition of the TV Nova (Czech Republic) group was partially offset by a US$ 80.9 million decrease in cash and cash equivalents, a result of the acquisition of the TV Nova (Czech Republic) group and other acquisitions during 2005.

Non-current assets:    Our non-current assets increased US$ 922.3 million at December 31, 2005 compared to December 31, 2004, primarily a result of the acquisition of the TV Nova (Czech Republic) group, whose total non-current assets were US$ 915.0 million at December 31, 2005, including US$ 707.6 million of goodwill.

Current liabilities:    Total current liabilities increased US$ 97.2 million at December 31, 2005 compared to December 31, 2004, primarily a result of the acquisition of the TV Nova (Czech Republic) group, whose total current liabilities were US$ 96.1 million at December 31, 2005.

Non-current liabilities:    Total non-current liabilities have increased US$ 469.1 million at December 31, 2005 compared to December 31, 2004, a result of additional borrowings in 2005 and the acquisition of the TV Nova (Czech Republic) group. As part of the financing of the acquisition of the TV Nova (Czech Republic) group, we issued Senior Notes in the aggregate principal amount of Euro 370.0 million (US$ 436.4 million at December 31, 2005). Additionally, total non-current liabilities of the TV Nova (Czech Republic) group were US$ 33.8 million at December 31, 2005.

Minority interests in consolidated subsidiaries:    Minority interests in consolidated subsidiaries at December 31, 2005 increased US$ 8.4 million compared to December 31, 2004, primarily as a result of increased profitability of our Romanian and Ukrainian operations.

Shareholders' Equity:    Total shareholders' equity increased US$ 369.5 million compared to December 31, 2004, primarily a result of shares issued as partial consideration for and to finance the acquisition of the TV Nova (Czech Republic) group. As part of the consideration for the acquisition of the TV Nova (Czech Republic) group, we issued 3.5 million shares of our Class A Common Stock, valued at US$ 120.9 million. We also issued an additional 5.4 million shares of our Class A Common Stock for US$ 230.6 million to raise cash used for the acquisition.

The remaining movement in shareholders' equity relates to proceeds from the exercise of stock options (US$ 5.9 million), movement in accumulated other comprehensive income and net income for the year.

V. Liquidity and capital resources

V (a) Summary of cash flows:

Cash and cash equivalents decreased by US$ 80.9 million during the year ended December 31, 2005. The change in cash and cash equivalents is summarized as follows:

	For the years ended December 31,
(US$ '000s)	2005	2004	2003

Net cash generated from/(used in) continuing operating activities	$3,544	$2,415	$(7,450)
Net cash used in continuing investing activities	(298,803)	(57,009)	(12,110)
Net cash received from/(used in) financing activities	225,359	1,886	(199,471)
Net cash (used in)/received from discontinued operations—operating activities	(2,000)	(9,463)	343,358
Net cash received from discontinued operations—investing activities	—	20,349	15,000
Impact of exchange rate fluctuations on cash	(9,010)	2,144	1,146

Net (decrease) / increase in cash and cash equivalents	$(80,910)	$(39,678)	$140,473

Operating activities

Cash generated from continuing operations increased US$ 1.1 million, or 47%, to US$ 3.5 million in 2005, after having made a US$ 41.6 million partial repayment of the settlement liability of the TV Nova (Czech Republic) group. The settlement liability represents an amount owed by CET 21 under a settlement agreement among CET 21, Ceska nezavisla televizni spolecnost, spol. s.r.o. ("CNTS") and the PPF Group dated December 19, 2003. This liability was assumed as part of the TV Nova (Czech Republic) group acquisition and has been refinanced at lower interest rates using our credit facilities from Ceska Sporitelna, a.s. US$ 10.0 million remained payable at December 31, 2005 and has been settled in January 2006.

Excluding the payment of the settlement liability, cash generated from operating activities was US$ 45.2 million. This reflects the level of cash generated by our Czech operations, improved station performance in Romania and Ukraine, and an increase in dividends received from our unconsolidated affiliate STS. These have been offset by negative cash flows of our Croatian operations.

In 2004, net cash generated by continuing operations of US$ 2.4 million was after decreases in working capital for increased accounts receivable (US$ 9.1 million), increased investment in program rights (US$ 45.4 million) and other assets (US$ 4.6 million) and decreased accounts payable and accrued liabilities (US$ 13.6 million).

In 2003, net cash used in continuing operations of US$ 7.5 million was after decreases in working capital for increased accounts receivable (US$ 3.5 million), increased investment in program rights (US$ 33.0 million) decreased accounts payable and accrued liabilities (US$ 7.6 million), and decreased income and other taxes payable (US$ 1.6 million), offset by decreased other assets (US$ 1.2 million).

Investing activities

Cash used in investing activities increased US$ 241.8 million, or 424%, to US$ 298.8 million in 2005. Cash flows from investing activities consist primarily of the following in 2005:

  •
  Total cash payments of US$ 218.1 million (net of cash acquired of US$ 35.6 million) for the acquisition of the TV Nova (Czech Republic) group in May 2005. The remainder of the total purchase price of US$ 909.5 million consisted of non-cash items, including:

  •
  the issuance of 3.5 million shares of Class A Common Stock (US$ 120.9 million);

  •
  the incurrence of US$ 491.7 million of short-term indebtedness to PPF (which was repaid in cash on May 5, 2005);

  •
  forgiveness of a US$ 18.5 million balance categorized as "Other Receivable" in our Consolidated Balance Sheet as at December 31, 2004; and

  •
  the placement of US$ 24.7 million of cash into escrow as the second and final payment to Mr. Krsak (see Part II, Item 8, Note 3, "Acquisitions and Disposals, Czech Republic" in our Annual Report on Form 10-K for the year ended December 31, 2005, as amended by our Form 10-K/A filed with the Securities and Exchange Commission on March 15, 2006, which is incorporated by reference into this prospectus);

  •
  A payment of US$ 20.0 million in connection with the 5% increase in our holding of our Romanian operations (for further information, see Part II, Item 8, Note 3, "Acquisitions and Disposals, Romania" in our Annual Report on Form 10-K for the year ended December 31, 2005, as amended by our Form 10-K/A filed with the Securities and Exchange Commission on March 15, 2006, which is incorporated by reference into this prospectus);

  •
  A payment of US$ 2.1 million in connection with our acquisition of Galaxie Sport (for further information, see Part II, Item 8, Note 3, "Acquisitions and Disposals, Czech Republic" in our Annual Report on Form 10-K for the year ended December 31, 2005, as amended by our Form 10-K/A filed with the Securities and Exchange Commission on March 15, 2006, which is incorporated by reference into this prospectus);

  •
  A payment of Euro 4.7 million (approximately US$ 5.7 million) to acquire the remaining 3.15% interest in Pro Plus (for further information, see Part II, Item 8, Note 3, "Acquisitions and Disposals, Slovenia" in our Annual Report on Form 10-K for the year ended December 31, 2005, as amended by our Form 10-K/A filed with the

    Securities and Exchange Commission on March 15, 2006, which is incorporated by reference into this prospectus);

  •
  Advance payments of US$ 5.1 million with respect to our acquisition of a 65.5% interest in Ukrpromtorg 2003 LLC (for further information, see Part II, Item 8, Note 21, "Subsequent Events" in our Annual Report on Form 10-K for the year ended December 31, 2005, as amended by our Form 10-K/A filed with the Securities and Exchange Commission on March 15, 2006, which is incorporated by reference into this prospectus);

  •
  Capital expenditures of approximately US$ 26.5 million. Capital expenditures during 2005 primarily related to upgrades of broadcasting facilities and production equipment; and

  •
  A net increase in restricted cash of $18.6 million, of which $24.6 million was a result of the acquisition of the TV Nova (Czech Republic) group, $0.7 million of other increases, and a reduction of $6.7 million being the second payment for our acquisition of our Croatian operations (for further information, see Part II, Item 8, Note 3, "Acquisitions and Disposals" in our Annual Report on Form 10-K for the year ended December 31, 2005, as amended by our Form 10-K/A filed with the Securities and Exchange Commission on March 15, 2006, which is incorporated by reference into this prospectus).

In 2004, net cash used in investing activities of US$ 57.0 million was due to investments in subsidiaries and unconsolidated affiliates, primarily in Croatia and Romania, of US$ 35.8 million, investment in property, plant and equipment of US$ 10.8 million, and increased restricted cash of US$ 10.1 million relating to cash held in escrow for the acquisition of our Croatian operations.

In 2003, net cash used in investing activities of US$ 12.1 million was due to investment in property, plant and equipment of US$ 7.8 million, investment in Slovenian intangible assets of US$ 6.0 million, offset by a decrease in restricted cash of US$ 1.8 million.

Financing activities

Net cash received from financing activities was US$ 225.4 million in 2005 compared to US$ 1.9 million in 2004. Net proceeds from financing activities consist primarily of the following:

  •
  Net proceeds of approximately US$ 465.1 million from the issuance of Senior Notes in the aggregate principal amount of Euro 370.0 million, consisting of Euro 245.0 million of 8.25% Senior Notes due May 2012 and Euro 125.0 million of floating rate Senior Notes due May 2012 (for further information, see Part II, Item 8, Note 5, "Senior Notes" in our Annual Report on Form 10-K for the year ended December 31, 2005, as amended by our Form 10-K/A filed with the Securities and Exchange Commission on March 15, 2006, which is incorporated by reference into this prospectus). The proceeds from this loan were used to finance part of the acquisition of the TV Nova (Czech Republic) group;

  •
  Net proceeds from the issuance of Class A Common Stock of approximately US$ 236.5 million, of which US$ 230.6 million was raised from the issuance of

    5.4 million shares of Class A Common Stock, the proceeds of which were used for our acquisition of the TV Nova (Czech Republic) group (for further information, see Part II, Item 8, Note 3, "Acquisitions and Disposals" in our Annual Report on Form 10-K for the year ended December 31, 2005, as amended by our Form 10-K/A filed with the Securities and Exchange Commission on March 15, 2006, which is incorporated by reference into this prospectus) and approximately US$ 5.9 million from stock option exercises;

  •
  Proceeds from borrowing of our Czech Republic operations (US$ 42.7 million) and our Slovenian operations (US$ 23.2 million). US$ 41.6 million of the proceeds from the borrowings of our Czech Republic operations were used to repay the settlement liability discussed in Operating Activities above;

  •
  Repayments of indebtedness by our Czech Republic operations (US$ 8.0 million), our Slovenian operations (US$ 31.7 million) and our Croatian operations (US$ 0.3 million);

  •
  Repayments of short-term indebtedness to PPF for the purchase of the TV Nova (Czech Republic) group (US$ 491.7 million) and Galaxie Sport (US$ 3.0 million).

In 2004, net cash received from financing activities of US$ 1.9 million was due to the issuance of shares of Class A Common Stock of US$ 4.2 million relating to warrants and stock options being exercised, offset by net repayments under certain credit facilities and capital leases (US$ 2.3 million).

In 2003, net cash used in financing activities of US$ 199.5 million was due to the repurchase of US$ and Euro senior notes of US$ 183.7 million, net repayments of US$ 17.9 million under certain credit facilities with GoldenTree Asset Management and Ceska Sporitelna, a.s., offset by proceeds of US$ 2.5 million received on a loan from STS.

Discontinued operations

In 2005, we paid taxes of US$ 2.0 million to the Dutch tax authorities pursuant to the agreement we entered into with them on February 9, 2004.

In 2004, we paid taxes of US$ 9.0 to the Dutch tax authorities pursuant to the agreement we entered into with them on February 9, 2004 and incurred US$ 0.5 of other expenses in connection with the disposal of our former Czech Republic operations. We also received a second payment (of US$ 20.3 million) from PPF in respect of the sale of CNTS, our former Czech operating company.

In 2003, we received US$ 358.6 million from the Czech government in final settlement of the UNCITRAL Arbitration and incurred US$ 15.2 million of arbitration-related legal costs. We also received US$ 15.0 million from PPF in respect of the sale of CNTS, our former Czech operating company.

V (b) Sources and uses of cash

Our ongoing source of cash at the operating stations is primarily the receipt of payments from advertisers and advertising agencies. This may be supplemented from time to time by local borrowing. Surplus cash generated in this manner, after funding the ongoing station operations, may be remitted to us, or to other shareholders where appropriate. Surplus cash is remitted to us in the form of debt interest payments and capital repayments, dividends, and other distributions and loans from our subsidiaries and equity accounted investments.

Corporate law in the Central and Eastern European countries in which we operate stipulates generally that dividends may be declared by the partners or shareholders out of yearly profits subject to the maintenance of registered capital, required reserves and after the recovery of accumulated losses. In the case of our Dutch and Netherlands Antilles subsidiaries, our voting power is sufficient to compel the making of distributions.

In the case of Nova TV (Croatia), distributions may be paid from net profits subject to a reserve of 5% of annual profits until the aggregate reserves equal 5% of the registered capital of Nova TV (Croatia). In the case of CET 21 and CME Media Services, distributions may be paid from net profits subject to a reserve of 5% of net profits until the aggregate reserves equal 10% of the registered capital of CET 21 and CME Media Services. In the case of Pro TV, distributions may be paid from the profits of Pro TV subject to a reserve of 5% of annual profits until the aggregate reserves equal 20% of Pro TV's registered capital. A majority vote is required in order for Pro TV to make distributions and we have sufficient voting power to compel distributions of dividends. In the case of STS, distributions may be paid from net profits subject to an initial reserve requirement of 10% of net profits until the reserve fund equals 5% of registered capital. Subsequently, the reserve requirement is equal to 5% of net profits until the reserve fund equals 10% of registered capital. As of January 23, 2006, we have sufficient majority to compel the distributions of dividends by STS. In the case of Pro Plus, distributions may be paid from the profits of Pro Plus, subject to a reserve equal to 10% of registered capital being established from accumulated profits. In the case of Studio 1+1, distributions may be paid from net profits subject to a reserve of 5% of net profits until the aggregate reserves equals 25% of the registered capital of Studio 1+1. We do not have a sufficient majority in Studio 1+1 to compel the distribution of dividends. In the case of Intermedia, Innova and IMS, distributions may be paid from their profits and there is no reserve requirement for these companies. Our voting power in Innova and IMS is sufficient to compel the distribution of dividends.

STS made dividend distributions to us in 2005, 2004, and 2003; Pro TV made dividend distributions to us in 2005, and Pro Plus made dividend distributions to us in 2004.

As at December 31, 2005 and 2004 the operations had the following unsecured intercompany balances owing to their respective holding companies:

Operating segment (US $ 000's)	December 31, 2005	December 31, 2004

Croatia	$40,166	$11,087
Czech Republic	441,569	—
Romania	28,873	37,109
Slovak Republic	88	—
Slovenia	39	1,590
Ukraine	10,617	13,459

Total	$521,352	$63,245

V (c) Contractual obligations, commitments and off-balance sheet arrangements

Our future contractual obligations as at December 31, 2005 were as follows:

	Payments due by period (US$ 000's)
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years

Long-Term Debt—principal	$480,262	$43,081	$317	$348	$436,516
Long-Term Debt—interest	227,240	35,794	71,262	71,230	48,954
Capital Lease Obligations	5,906	694	1,118	930	3,164
Operating Leases	20,206	7,841	8,053	2,782	1,530
Unconditional Purchase Obligations	52,715	45,836	6,783	96	—
Other Long-Term Obligations	18,062	12,818	4,244	1,000	—

Total Contractual Obligations	$804,391	$146,064	$91,777	$76,386	$490,164

Long-term debt

As at December 31, 2005 we had the following debt outstanding:

(US$ '000s)	December 31, 2005

CME Ltd.(1)	$436,424
Czech Republic Operations(2)-(3)	42,703
Slovenian Operations(4)	—
Croatian operations(5)-(7)	1,135

Total	$480,262

(1)
In May 2005, we issued Senior Notes in the aggregate principal amount of Euro 370.0 million consisting of Euro 245.0 million of 8.25% Senior Notes due May 2012 and Euro 125.0 million of floating rate Senior Notes due May 2012, which bear interest at six-month Euro Inter-Bank Offered Rate ("EURIBOR") plus 5.5% (8.0% at December 31, 2005). Interest is payable semi-annually in arrears on each May 15 and November 15, commencing November 15, 2005.

The Senior Notes are secured senior obligations and rank pari passu with all existing and future senior indebtedness and are effectively subordinated to all existing and future indebtedness of our subsidiaries. The amounts outstanding are guaranteed by certain of our subsidiaries. The terms of our indebtedness restrict the manner in which our business is conducted, including the incurrence of additional indebtedness, the making of investments, the payment of dividends or the making of other distributions, entering into certain affiliate transactions and the sale of assets.

In
the event that (A) there is a change in control by which (i) any party other than our present shareholders becomes the beneficial owner of more than 35% of our total voting power; (ii) we agree to sell substantially all of our operating assets; or (iii) there is a change in the composition of a majority of our Board of Directors; and (B) on the 60th day following any such change of control the rating of the Senior Notes is either withdrawn or downgraded from the rating in effect prior to the announcement of such change of control, we can be required to repurchase the Senior Notes at a purchase price in cash equal to 101% of the principal amount of the Senior Notes plus accrued and unpaid interest to the date of purchase.

At
any time prior to May 15, 2008, we may redeem up to 35% of the fixed rate Senior Notes with the proceeds of any public equity offering at a price of 108.250% of the principal amount of the Senior Notes, plus accrued and unpaid interest, if any, to the redemption date. In addition, prior to May 15, 2009, we may redeem all or a part of the fixed rate Senior Notes at a redemption price equal to 100% of the principal amount of the Senior Notes, plus a "make-whole" premium and accrued and unpaid interest to the redemption date.

As
of December 31, 2005, Standard & Poor's senior unsecured debt rating for our Senior Notes was B+ (Standard & Poor had assigned us a long-term corporate credit rating of BB- with a stable outlook). At December 31, 2005, Moody's Investors Service's rating of our Senior Notes was B1 (Moody's senior implied rating for us was B1; positive outlook).

(2)
CET 21 has a four-year credit facility of CZK 1.2 billion (approximately US$ 48.8 million) with Ceska Sporitelna, a.s. ("CS"). The final repayment date is October 31, 2009. This facility may, at the option of CET 21, be drawn in CZK, USD or Euro and bears interest at the three-month, six-month or twelve-month LIBOR, EURIBOR or Prague Inter-Bank Offered Rate ("PRIBOR") rate plus 1.95%. This facility is secured by a guarantee of CME Media Services and a pledge of receivables under a factoring agreement between CME Media Services and Factoring Ceska Sporitelna, a.s., a subsidiary of CS. As at December 31, 2005, CZK 800 million (approximately US$ 32.5 million) has been drawn under this facility and bears interest at 4.12% (PRIBOR three-month rate at December 31, 2005 was 2.17%). Following the merger of CET 21 with CME Media Services, scheduled for 2006, this loan will be renegotiated.

(3)
CET 21 and CME Media Services have a working capital credit facility of CZK 250 million (approximately US$ 10.2 million) with CS, expiring October 31, 2006. This working capital facility bears interest at the three-month PRIBOR rate plus 1.65%. This facility is secured by a pledge of receivables under the factoring agreement between CME Media Services and Factoring Ceska Sporitelna. As at December 31, 2005, CZK 250 million (approximately US$ 10.2 million) was drawn under this facility and bears interest at 3.82% (PRIBOR three-month rate at December 31, 2005 was 2.17%).

(4)
A revolving five-year facility agreement (the "Revolving Facility") was entered into for up to Euro 37.5 million (approximately US$ 44.2 million) in aggregate principal amount among Pro Plus, ING Bank N.V., Nova Ljubljanska Banka d.d., Ljubljana and Bank Austria Creditanstalt d.d., Ljubljana. The facility availability amortizes by 10% each year for four years commencing one year after signing, with 60% repayable after five years. This facility is secured by a pledge of the bank accounts of Pro Plus, the assignment of certain receivables, a pledge of our interest in Pro Plus and a guarantee of our wholly-owned subsidiary CME Media Enterprises B.V. Loans drawn under this facility will bear interest initially at EURIBOR plus 3.6%. The applicable margin may be reduced (by increments of 0.5% to a minimum of 2.1%) if Pro Plus exceeds certain benchmarks for the ratio of net debt to broadcasting cash flow. As at December 31, 2005, nil had been drawn down and was outstanding.

(5)
A total of Euro 0.8 million (approximately US$ 0.9 million) was drawn down on three loan agreements our Croatian operations have with Hypo Alpe-Adria-Bank d.d. These loans bear a variable interest rate of the three-month EURIBOR plus 2.5% and are repayable in quarterly installments until April 1, 2011. As at December 31, 2005 a rate of 4.75% applied to these loans. These loan facilities are secured by the real property and fixed assets of OK, which as at December 31, 2005 have a carrying amount of approximately US$ 0.3 million.

(6)
Euro 0.01 million (approximately US$ 0.01 million) was drawn down on a loan agreement our Croatian operations have with Hypo Alpe-Adria-Bank d.d. This loan bears a fixed interest rate of 7.25% and is repayable on July 31, 2006.

(7)
Euro 0.2 million (approximately US$ 0.2 million) was drawn down by our Croatian operations under a loan agreement with BKS Bank fur Karnten and Steiermark AG. This loan bears a variable interest rate of the three-month EURIBOR plus 3.0% and is repayable on October 1, 2006. As at December 31, 2005 a rate of 5.25% applied to this loan.

Capital lease obligations

Capital lease obligations include future interest payments of US$ 1.4 million. For more information on our capital lease obligations see Part II, Item 8, Note 12, "Credit Facilities and Obligations under Capital Leases" in our Annual Report on Form 10-K for the year ended December 31, 2005, as amended by our Form 10-K/A filed with the Securities and Exchange Commission on March 15, 2006, which is incorporated by reference into this prospectus.

Operating leases

For more information on our operating lease commitments see Part II, Item 8, Note 19 "Commitments and Contingencies, Commitments" in our Annual Report on Form 10-K for the year ended December 31, 2005, as amended by our Form 10-K/A filed with the Securities and Exchange Commission on March 15, 2006, which is incorporated by reference into this prospectus.

Unconditional purchase obligations

Unconditional purchase obligations largely comprise future programming commitments. For more information on our programming commitments see Part II, Item 8, Note 19 "Commitments and Contingencies, Commitments" in our Annual Report on Form 10-K for the year ended December 31, 2005, as amended by our Form 10-K/A filed with the Securities and Exchange Commission on March 15, 2006, which is incorporated by reference into this prospectus.

Other long-term obligations

Included in Other Long-Term Obligations are our commitments to the Dutch tax authorities of US$ 7.0 million (see Part II, Item 8, Note 19, "Commitments and Contingencies" in our Annual

Report on Form 10-K for the year ended December 31, 2005, as amended by our Form 10-K/A filed with the Securities and Exchange Commission on March 15, 2006, which is incorporated by reference into this prospectus) and the settlement liability of CZK 246 million (approximately US$ 10.0 million) among the PPF Group, CET 21 and CNTS. The balance of the settlement liability was paid in January 2006.

In addition to the amounts disclosed in the table above, we have entered into an agreement with Adrian Sarbu that would require us to purchase his remaining 10% shareholding in Pro TV and MPI at a price that will be determined by an independent valuation and is subject to a floor price of US$ 1.45 million for each 1% interest sold. Mr. Sarbu can exercise this put from March 1, 2009 for a twenty-year period thereafter.

V (d) Cash outlook

The issuance of the Euro 370.0 million (approximately US$ 480 million at the time of issuance) Senior Notes for the acquisition of the TV Nova (Czech Republic) group has increased our leverage and we have significant debt service obligations in respect of the Senior Notes and other debt facilities entered into by certain operating subsidiaries. In addition, the terms of our indebtedness, particularly the Senior Notes, restrict the manner in which our business is conducted, including the incurrence of additional indebtedness, the making of investments, the payment of dividends or the making of other distributions, entering into certain affiliate transactions and the sale of assets.

Our future cash needs will depend on our overall financial performance, our ability to service the indebtedness incurred under the Senior Notes as well as other indebtedness incurred by us and any future investment and development decisions. Our ability to raise further funds through external debt facilities depends on our satisfaction of a leverage ratio under the Senior Notes. In the short-term we are able to fund our operations from our current cash resources.

On February 17, 2006 we paid US$ 27.2 million for an additional 5% interest in our Romanian operations (see Part II, Item 8, Note 21, "Subsequent Events" in our Annual Report on Form 10-K for the year ended December 31, 2005, as amended by our Form 10-K/A filed with the Securities and Exchange Commission on March 15, 2006, which is incorporated by reference into this prospectus).

In connection with our on-going review of our Croatian operations and following a strategic assessment of the performance of Nova TV (Croatia) undertaken during the second quarter, we modified our strategy for Croatia in late June 2005. This new strategy requires higher current expenditures than had been planned prior to the strategic assessment in order to secure our audience and market share targets. In order to achieve these targets, we increased our budget for the acquisition of higher quality foreign and domestic programming for 2005 and 2006, for marketing and promotion (including improvements to the on-air look of Nova TV (Croatia)) and accelerated investment for the extension of our technical reach. We expect the increase in funding required to support Nova TV (Croatia) to be in excess of US$ 20.0 million during 2006.

We expect that, taken together, our current cash balances, internally generated cash flow, committed bank facilities, and local financing of broadcast operations should result in us having adequate cash resources to meet our debt service and other existing financial obligations for the next 12 months. The acquisition of additional shareholdings in our current operations, further investment in the expansion of existing operations or investment in the development of new revenue opportunities will require further financing, part of which is being raised through this offering. To the extent we will need additional financing, we would expect to raise such financing through issuing debt or additional equity. To this end, we have applied for a loan from the European Bank for Reconstruction and Development ("EBRD") for up to Euro 100 million, and EBRD's board of directors approved our application on March 7, 2006.

V (e) Tax inspections

Pro Plus has been the subject of an income tax inspection by the Republic of Slovenia tax authorities for the years 1995 to 1998. As a result of these inspections the Slovenian tax authorities had levied an assessment seeking unpaid income taxes, customs duties and interest charges of SIT 1,073.0 million (approximately US$ 5.3 million). The Slovenian authorities have asserted that capital contributions and loans made by us to Pro Plus in 1995 and 1996 should be extraordinary revenue to Pro Plus. On this basis, the Slovenian authorities claim that Pro Plus made a profit in 1995 and 1996 for which it owes income taxes and interest. Additionally, the Slovenian tax authorities claim that the fixed assets imported as capital contributions were subject to customs duties, which were not paid. On February 9, 2001, the Slovenian tax authorities concluded that the cash capital contributions for 1995 and 1996 were not extraordinary income. This has reduced the assessment to SIT 636.8 million (approximately US$ 3.1 million) in aggregate principal amount. Pro Plus appealed this decision to the Administrative Court in Ljubljana and requested the tax authorities defer the demand for payment until a final judgment has been issued. The tax authorities agreed to defer its demand for payment until a final decision on the matter had been reached. On April 18, 2005, the Administrative Court issued a decision in favor of Pro Plus and dismissed the claims of the tax authorities. The tax authorities filed an appeal with the Slovenian Supreme Court in May 2005. We do not have a provision in our financial statements in relation to this legal action.

V (f) Off-balance sheet arrangements

None.

VI. Critical accounting policies and estimates

Our accounting policies affecting our financial condition and results of operations are more fully described in Note 2 to our consolidated financial statements that are included in Part II, Item 8 in our Annual Report on Form 10-K for the year ended December 31, 2005, as amended by our Form 10-K/A filed with the Securities and Exchange Commission on March 15, 2006, which is incorporated by reference into this prospectus. The preparation of these financial statements requires us to make judgments in selecting appropriate assumptions for calculating financial estimates, which inherently contain some degree of uncertainty. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis of making judgments about the carrying values of assets and liabilities and the reported amounts of revenues and expenses that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

We believe the following critical accounting policies affect our more significant judgments and estimates used in the preparation of our consolidated financial statements:

Program rights

Program rights consist of programming acquired from third parties and programming produced locally and forms an important component of our station broadcasting schedules. Program rights and the related liabilities are recorded at their gross value when the license period begins and the programs are available for use. Program rights are amortized on a systematic basis over their expected useful lives. Both films and series are amortized as shown with the amortization charged in respect of each airing calculated in accordance with a schedule that reflects our estimate of the relative economic value of each run. For program rights acquired under a standard two-run license, we amortize 65% after the first run and 35% after the second run. The program library is evaluated at least annually to determine if expected revenues are sufficient to cover the unamortized portion of each program. To the extent that the revenues we expect to earn from broadcasting a program are lower than the book value, the program rights are written down to their net realizable value by way of recording an additional amortization charge. Accordingly, our estimates of future advertising and other revenues, and our future broadcasting schedules have a significant impact on the value of our program rights on the Consolidated Balance Sheet and the annual programming amortization charge recorded in the Consolidated Statement of Operations.

Goodwill and intangible assets

In accordance with FAS No. 141, "Business Combinations," we allocate the purchase price of our acquisitions to the tangible assets, liabilities and identifiable intangible assets acquired based on their estimated fair values, with the excess purchase price over those fair values being recorded as goodwill. The fair value assigned to intangible assets acquired is supported by valuations using estimates and assumptions provided by management. If we had made different estimates, the amount of the purchase price attributable to intangible assets and goodwill would have changed, resulting in changes to the annual amortization charge recorded in the Consolidated Statement of Operations as well as reclassifications between goodwill and intangible assets.

We assess the carrying value of intangible assets with indefinite lives and goodwill on an annual basis, or more frequently if events or changes in circumstances indicate that such carrying value may not be recoverable. Other than our annual review, factors we consider important which could trigger an impairment review are: under-performance of operating segments or changes in projected results, changes in the manner of utilization of the asset, and negative market conditions or economic trends. Therefore, our judgment as to the future prospects of each business has a significant impact on our results and financial condition.

Our annual assessment of the carrying values of intangible assets with indefinite lives and goodwill is based on discounted projected future cash flows. When an impairment review is undertaken, whether it be our annual assessment or if events or changes in circumstances indicate such carrying value may not be recoverable, significant judgment is required in estimating projected future cash flows including the determination of certain variables:

discount rates, terminal values, the number of years on which to base the cash flow projections as well as the assumptions and estimates used to determine the cash inflows and outflows. We believe that our assumptions are appropriate. If future cash flows do not materialize as expected or there is a future adverse change in market conditions, we may be unable to recover the carrying amount of an asset, resulting in future impairment losses.

Impairment tests are performed at the reporting unit level. If potential for goodwill impairment exists, the fair value of the reporting unit is subsequently measured against the fair value of its underlying assets and liabilities, excluding goodwill, to estimate an implied fair value of the reporting unit's goodwill. Determination of a reporting unit requires judgment, and if we were to change our business structure we could change the number and nature of the reporting units we use to assess potential impairment. An impairment loss is recognized for any excess of the carrying value of the reporting unit's goodwill over the implied fair value. We recognized an impairment loss during 2005 in our Croatian operations. There was no such impairment in any of our operations during 2004 or 2003.

Impairment or disposal of long-lived assets

Long-lived assets, such as property, plant & equipment and intangible assets subject to amortization, including customer relationships and certain broadcast licenses, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Factors that are considered important which could trigger an impairment review include the following: significant underperformance relative to expected historical or projected future operating results; significant changes in the manner of the use of the acquired assets or the strategy for the overall business; and significant negative industry or economic trends.

Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the respective asset. The same estimates are also used in planning for our long-and short-range business planning and forecasting. We assess the reasonableness of the inputs and outcomes of our undiscounted cash flow analysis against available comparable market data. If the carrying amount of an asset exceeds its estimated undiscounted future cash flows, an impairment charge is recognized by the amount by which the carrying amount exceeds the fair value of the respective asset.

Assets to be disposed are required to be separately presented in the Consolidated Balance Sheet and reported at the lower of the carrying amount or fair value less costs to sell, and are no longer depreciated. The assets and liabilities of a disposal group classified as held-for-sale are required to be presented separately in the appropriate asset and liability sections of the Consolidated Balance Sheet.

Reviewing long-lived assets for impairment requires considerable judgment. Estimating the future cash flows requires significant judgment. If future cash flows do not materialize as expected or there is a future adverse change in market conditions, we may be unable to recover the carrying amount of an asset, resulting in future impairment losses.

Revenue recognition

Net revenues primarily comprise revenues from the sale of advertising time less discounts and agency commissions. Net revenues are recognized when the advertisement is aired as long as there is persuasive evidence that an arrangement with a customer exists; the price of the delivered advertising time is fixed or determinable, and collection of the arrangement fee is reasonably assured. Agency commissions, where applicable, are calculated based on a stated percentage applied to gross billing revenue. Advertisers remit the gross billing amount to the agency and the agency remits gross billings, less their commission, to us when the advertisement is not placed directly by the advertiser. Payments received in advance of being earned are recorded as deferred income.

We maintain a bad debt provision for estimated losses resulting from the inability of our customers to make required payments. If the financial condition of our customers were to deteriorate additional allowances may be required in future periods. We periodically review the accounts receivable balances and our historical bad debt, customer concentrations and customer creditworthiness when evaluating the adequacy of our provision.

Income taxes

The provision for income taxes includes local and foreign taxes. Deferred tax assets and liabilities are recognized for the estimated future tax consequences of temporary differences between the financial statement carrying amounts and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the year in which the temporary differences are expected to be recovered or settled. We evaluate the realizability of our deferred tax assets and establish a valuation allowance when it is more likely than not that all or a portion of deferred tax assets will not be realized.

The realization of our deferred tax assets is primarily dependent on future earnings. Any reduction in estimated forecasted results may require that we record additional valuation allowances against our deferred tax assets. Once a valuation allowance has been established, it will be maintained until there is sufficient positive evidence to conclude that it is more likely than not that such assets will be realized. An ongoing pattern of sustained profitability will generally be considered as sufficient positive evidence. If the allowance is reversed in a future period, our income tax provision will be reduced to the extent of the reversal. Accordingly, the establishment and reversal of valuation allowances has had and could continue to have a significant negative or positive impact on our future earnings.

We measure deferred tax assets and liabilities using enacted tax rates that, if changed, would result in either an increase or decrease in the provision for income taxes in the period of change.

Reporting exchange differences on intercompany foreign currency transactions that are long-term in nature

On May 2, 2005, we made an intercompany loan of US$ 465.5 million to a 100% wholly-owned subsidiary holding our investment in the Czech Republic. This loan was converted to CZK 11,425 million during the second quarter and CZK 738 million (US$ 30.5 million at August 25, 2005) of this balance was capitalized as equity on August 25, 2005. The loan has a balance of CZK 10,687 million (US$ 434.7 million) as at December 31, 2005.

During the year ended December 31, 2005, a foreign exchange adjustment of negative US$ 17.8 million arose on inter-company foreign currency transactions, primarily consisting of this inter-company loan. As these transactions are long-term in nature as contemplated by FAS 52 "Foreign Currency Translation" paragraph 20(b), the foreign exchange adjustments are reported in the same manner as translation adjustments in "Other Comprehensive Income", a separate component of equity. Foreign exchange adjustments on inter-company transactions that are not long-term in nature are included in our determination of net income, and accordingly if we determined that the loan was no longer long-term in nature we would be required to record subsequent foreign exchange adjustments as income or expense in our Consolidated Statement of Operations.

Contingencies

We are currently involved in certain legal proceeding and, as required, accrue our estimate of the probable costs for the resolution for these claims. These estimates have been developed in consultation with legal counsel and are based upon an analysis of potential results, assuming a combination of litigation and settlement strategies. It is possible, however, that future results of operations for any particular period could be materially affected by changes in our assumptions or the effectiveness of our strategies related to these proceedings. See Part II, Item 8, Note 19, "Commitments and Contingencies" in our Annual Report on Form 10-K for the year ended December 31, 2005, as amended by our Form 10-K/A filed with the Securities and Exchange Commission on March 15, 2006, which is incorporated by reference into this prospectus, for more detailed information on litigation exposure.

VII. Related party matters

Overview

There is a limited local market for many specialist television services in the countries in which we operate, many of which are provided by parties known to be connected to our local shareholders. As stated in FAS 57 "Related Party Disclosures" transactions involving related parties cannot necessarily be presumed to be carried out on an arm's-length basis, as the requisite conditions of competitive, free-market dealings may not exist. We will continue to review all of these arrangements.

We consider related parties to be those shareholders who have direct control and/or influence and other parties that can significantly influence management; a "connected" party is one in which we are aware of a family or business connection to a shareholder.

Related party transactions

Croatia

We have no related party transactions in Croatia.

Czech Republic

We have no related party transactions in the Czech Republic.

Romania

The total purchases from companies related or connected with Adrian Sarbu in 2005 were approximately US$ 12.0 million (2004: US$ 6.9 million). The purchases were mainly for programming rights and for various technical, production and administrative related services. The total sales to companies related or connected with Adrian Sarbu in 2005 were approximately US$ 0.4 million (2004: US$ 0.1 million). At December 31, 2005, companies connected to Mr. Sarbu had an outstanding balance due to us of US$ 1.4 million which includes a prepayment of US$ 0.6 million (2004: US$ 0.6 million). At December 31, 2005, companies related to Mr. Sarbu had an outstanding balance due to them of US$ 0.5 million (2004: US$ 0.6 million).

On February 28, 2005 we acquired 2% of Pro TV and MPI from Mr. Sarbu for US$ 5.0 million and on July 29, 2005 we acquired an additional 3% of Pro TV and MPI from Mr. Sarbu for US$ 15.0 million. (see Part II, Item 8, Note 3 "Acquisitions and Disposals, Romania" in our Annual Report on Form 10-K for the year ended December 31, 2005, as amended by our Form 10-K/A filed with the Securities and Exchange Commission on March 15, 2006, which is incorporated by reference into this prospectus). Under a put option agreement with Mr. Sarbu entered into in July 2004, Mr. Sarbu has the right to sell his remaining shareholding in Pro TV and MPI to us at a price, to be determined by an independent valuation and is subject to a floor price of US$ 1.45 million for each 1% interest sold. This put is exercisable from March 1, 2009 for a twenty-year period thereafter.

On February 17, 2006, we purchased an additional 5% of Pro TV, MPI and Media Vision from Mr. Sarbu for consideration of US$ 27.2 million (for further information, see Part II, Item 8, Note 21, "Subsequent Events" in our Annual Report on Form 10-K for the year ended December 31, 2005, as amended by our Form 10-K/A filed with the Securities and Exchange Commission on March 15, 2006, which is incorporated by reference into this prospectus). We now own a 90% voting and economic interest in Pro TV and MPI and a 75% voting and economic interest in Media Vision.

Slovenia

On June 24, 2005, we acquired from Marijan Jurenec, director of our Adriatic regional operations, his remaining 3.15% interest in Pro Plus for Euro 4.7 million (approximately US$ 5.7 million at the date of acquisition).

Slovak Republic

On December 1, 2005 we repaid STS, our equity-accounted affiliate in the Slovak Republic, SKK 228 million (approximately US$ 7.1 million at the time of repayment) in settlement of the principal and interest due on a loan that had been advanced to us in 2002 and 2003. The loan bore interest at a rate of three-month Bratislava Inter-Bank Offered Rate ("BRIBOR") plus 2.2%.

STS has a number of contracts with companies connected to Jan Kovacik, a shareholder in Markiza, and indirectly STS, for the provision of television programs. Many of these contracts are for the production of programs that require specialist studios and specific broadcast rights. Total purchases from these companies in 2005 amounted to US$ 0.5 million (2004: US$ 0.4 million, 2003: US$ nil).

STS also sold advertising time through an advertising agency controlled by Jan Kovacik. The total 2005 advertising sales of STS placed through Mr. Kovacik's advertising agency were US$ 0.2 million (2004: US$ 1.9 million, 2003: US$ 2.5 million), and the total amount due to STS from this agency at December 31, 2005 was US$ nil (2004: US$ 0.4 million).

We have received contractual management fees from STS since 1998. The value of these fees was US$ 0.4 million in each of 2005, 2004 and 2003,. In 2003, the other local shareholders suggested that they were also entitled to fees for their services to STS. Consequently, we made a provision of US$ 0.7 million in our Consolidated Statement of Operations (representing our 70% share of a potential US$ 1.1 million charge against STS). During 2004, this issue was resolved and our 2004 results include a write-back of the provision taken in 2003.

Ukraine

We contract with Contact Film Studios for the production of certain television programs. This is a company connected to Boris Fuchsmann, the 40% shareholder and joint Managing Director of Innova, which is one of the operating companies for the Studio 1+1 Group. Our total purchases from Contact Film Studios in 2005 were US$ 0.1 million (2004: US$ 0.1 million, 2003: US$ nil). This amount is included in prepaid programming as at December 31, 2004.

In 1998 we made a loan to Mr. Fuchsmann with a total balance outstanding at December 31, 2005 of US$ 2.5 million (2004: US$ 2.8 million). The interest rate on this loan is US$ three-month LIBOR+3%, subject to a minimum of 5% and has a final due date of November 2006.

Alexander Rodnyansky, the former general director and current Honorary President of Studio 1+1, continues as the 70% shareholder in the license company. Mr. Rodnyansky is also the general director of the Russian broadcaster CTC based in Moscow. Our total purchases from CTC in 2005 were US$ 0.2 million (2004: US$0.1 million, 2003: US$0.4 million).

We acquire legal and consulting services from LLC Legal Company Varlamov and Partners, headed by the Deputy General Director of Studio 1+1. The total amount of services rendered by the company in 2005 was US$ 0.3 million (2004: US$ 0.2 million).

We contract with Vabank for the provision of banking services. This is a bank connected to the minority shareholder and joint Managing Director of Innova Boris Fuchsmann through his presence on the bank's Supervisory Board. Our balance on the current account with the bank was US$ 5.0 million as of December 31, 2005 (2004: US$1.2 million). Commission and other expenses carried by us in respect of the banking services rendered by Vabank amount to US$ 0.1 million for the twelve months ended December 31, 2005. Interest of US$0.1 million was earned on funds on deposit with Vabank.

We contract with Kino-Kolo magazine for advertising Studio 1+1. Kino Kolo is 75% owned by Alexander Rodnyansky, who is 70% shareholder in the license company. Purchases of services from Kino-Kolo in 2005 amounted to US$ 0.1 million.

Innova Marketing is a company fully owned and headed by Boris Fuchsmann. Innova Marketing renders consulting services to Innova. The amount of such services provided in 2005 was US$ 0.1 million (2004: US$ 0.2 million).

Corporate

On May 27, 2003 we paid US$ 4.7 million to Ronald S. Lauder, our non-executive Chairman and controlling shareholder, reimbursing costs previously incurred by him in pursuing his Czech Republic arbitration. The payment was approved unanimously by our independent directors following a review of the ways in which the Lauder arbitration contributed to our success in the UNCITRAL Arbitration against the Czech Republic.

Legal proceedings

General

We are, from time to time, a party to litigation that arises in the normal course of our business operations. Other than those claims discussed below, we are not presently a party to any such litigation which could reasonably be expected to have a material adverse effect on our business or operations.

We present below a summary of our more significant proceedings by country.

Croatia

On October 29, 2004, OK filed suit against Global Communications d.o.o. claiming approximately HRK 53 million (approximately US$ 8.6 million) in damages. Global Communications is a company controlled by Ivan Caleta, who had previously operated Nova TV (Croatia) through OK. Global Communications, together with GRP Media d.o.o., another company controlled by Mr. Caleta, had provided certain goods and services to OK and Nova TV (Croatia) in exchange for advertising time. Global Communications and GRP Media were functionally managing the advertising inventory of Nova TV (Croatia). On December 31, 2003, Global Communications entered into an agreement by which OK acknowledged that Global Communications was entitled to approximately 375,000 seconds of advertising time for goods and services previously provided. Following our acquisition of Nova TV (Croatia) and OK in July 2004, OK concluded that Global Communications had used all of its seconds by June 2004 based on a substantial discrepancy discovered between the utilization of advertising time recorded by Global Communications and that recorded by AGB Puls, an independent television audience measurement service operating in Croatia. In the course of its investigation of the usage of seconds by Global Communications, OK discovered that computer records of advertising seconds kept for OK may have been altered. OK brought a suit to recover amounts for advertising time used by Global Communications in excess of the 375,000 seconds agreed. Global Communications filed a counterclaim in January 2005 for HRK 68 million (approximately US$ 11.0 million), claiming that the AGB data is unreliable and that it is entitled to additional seconds under the previous agreement. We do not believe that these counterclaims will prevail.

Czech Republic

Claims relating to the Vilja shareholding in CET 21

On May 20, 2002, Vilja, now our wholly-owned subsidiary, acquired its ownership interest in CET 21 from Messrs. Alan, Huncik and Venclik. On July 19, 2002, Peter Krsak, a shareholder of CET 21, filed a claim with the City Court in Prague challenging a number of CET 21 shareholder resolutions adopted by written consent (the "Krsak 2002 Petition"). In relevant part, his complaint included challenges to (1) a decision of the CET 21 shareholders of April 22, 2002 to approve the transfer by Messrs. Alan and Venclik of their ownership interests in CET 21 to Vilja and (2) a written resolution of the CET 21 shareholders on the redistribution of a 60% interest in CET 21 then held by the company itself. (This 60% interest had previously been held by Vladimir Zelezny, who had been forced to relinquish it in an enforcement proceeding against him following his default on a judgment adverse to him in another proceeding). These claims, in effect, constituted a challenge to the ownership by Vilja of a 52.075% ownership interest in CET 21.

On June 18, 2003, before the City Court had issued a decision in the Krsak 2002 Petition, CET 21 petitioned the City Court to approve, among other things, the registration of Vilja in the commercial register maintained by the City Court (the "Commercial Register") as the owner of 52.075% of CET 21 (the "CET 21 Petition").

On February 24, 2005, we entered into the Agreement on the Settlement of Disputes and Transfer of Ownership Interest with Peter Krsak (the "Krsak Agreement"). The Krsak Agreement provides that Mr. Krsak will file petitions to withdraw all of his claims in respect of the TV Nova (Czech Republic) group following the satisfaction of specified conditions precedent. Those conditions were satisfied in April 2005 and Mr. Krsak filed the necessary petitions in May 2005. The City Court in Prague accepted a petition to withdraw the Krsak 2002 Petition on May 24, 2005 and issued a resolution confirming that the proceedings in respect of the Krsak 2002 Petition have been terminated. This decision has become final.

In connection with an extraordinary appeal filed by Mr. Krsak on August 8, 2003, the Commercial Register file of CET 21 was lodged with the Supreme Court. Pursuant to the Krsak Agreement, Mr. Krsak filed a petition on May 31, 2005 to withdraw this claim, and the court has confirmed that the proceedings in respect of this claim have been terminated. The Commercial Register file of CET 21 was returned to the City Court in Prague as a result of the termination of the proceedings before the Supreme Court. On October 14, 2005, the City Court in Prague confirmed the registration of Vilja in the Commercial Register as the owner of 52.075% of CET 21. The decision became final on December 17, 2005.

Disposition of the CET 21 interest held by CET 21

Following an enforcement proceeding against Vladimir Zelezny in another matter, his 60% interest passed to CET 21. The CET 21 shareholder resolution based on a proposal dated July 4, 2002 provided for the redistribution of this 60% interest among Vilja, Krsak, CEDC and CS, the four remaining shareholders of CET 21. Only Vilja elected to participate in the redistribution of that interest; it acquired its pro rata portion of the 60% interest and thereby increased its ownership in CET 21 to 52.075% (from a 20.83% interest of an aggregate 40% interest then held by the four remaining shareholders). Neither Mr Krsak, who previously held a 16.67% interest in CET 21, or CS or CEDC, which each holds a 1.25% interest, participated in the redistribution. As a result, their pro rated portions of the 60% interest (equal to an aggregate 28.755% interest in CET 21) continue to be held by CET 21 itself. The preliminary injunction which had previously prohibited the disposition of this 28.755% interest ceased to exist as a result of termination of one of the lawsuits previously launched by Mr. Krsak. On October 14, 2005, the City Court in Prague confirmed the registration of CET 21 in the Commercial Register as the owner of this 28.755% interest. The decision became final on December 17, 2005.

Claims brought by Alan, Huncik, Venclik and Gal

On May 7, 2003, Messrs. Alan, Huncik, Venclik and Gal, former shareholders of CET 21, filed a claim against Krsak, Zelezny, CET 21, CEDC and CS with the City Court in Prague. The substance of this challenge concerns the basis on which Zelezny purported to increase his ownership interest in CET 21 to 60% in 1997. The claim was withdrawn by Messrs. Alan, Huncik, Venclik and Gal on November 18, 2005. Subsequently, the proceedings were terminated by a court resolution dated November 25, 2005. This decision has become final.

Claims relating to the interests of CS and CEDC in CET 21

On April 2, 2003, CS entered into an agreement with Vilja to transfer its 1.25% interest in CET 21 to Vilja. This transfer was approved by a resolution of the CET 21 shareholders adopted by written consent on May 16, 2003. Mr. Krsak filed a petition against CET 21 in the City Court in Prague on August 8, 2003 to declare the shareholders resolution invalid. Pursuant to the Krsak Agreement, Mr. Krsak filed a petition in May 2005 with the High Court in Prague to withdraw this claim. The High Court in Prague decided on June 22, 2005 to return the file to the City Court in Prague for a formal decision on the withdrawal of the claim and termination of the proceedings. On January 11, 2006, the City Court in Prague issued a resolution confirming that the proceedings in respect of this petition have been terminated. This decision has become final.

CET 21 adopted a shareholder resolution by written consent on January 5, 2004 to approve the transfer of the 1.25% interest of CEDC in CET 21 to PPF (Cyprus) Ltd. Mr. Krsak filed a petition against CET 21 in the City Court in Prague on February 3, 2004 to declare this shareholders resolution invalid. Pursuant to the Krsak Agreement, Mr. Krsak filed a petition in May 2005 with the High Court in Prague to withdraw this claim. The City Court in Prague issued a resolution on August 1, 2005 confirming that the proceedings in respect of this petition have been terminated. This decision has become final.

The consent of the Czech Media Council to the transfer of each of these 1.25% interests, which is necessary for such transfers to become effective, has been requested but has not yet been issued.

Other claims

On January 25, 2005, Mr. Krsak filed on his own behalf and on behalf of CET 21 an action in the City Court in Prague against 25 parties, including PPF and its affiliates, CP 2000, Vilja, and certain former and current members of management. In his filing, Mr. Krsak claimed damages to himself in the amount of approximately CZK 1.25 billion (approximately US$ 50.9 million) and on behalf of CET 21 in the amount of approximately CZK 7.5 billion (approximately US$ 305.7 million). The substance of this claim is that various entities and persons controlling CET 21 caused CET 21 damage by entering into agreements on disadvantageous terms with service companies related to such controlling person (such as CP 2000 and Mag Media, which have subsequently been merged into CME Media Services).

Pursuant to the Krsak Agreement, Mr. Krsak filed a petition to withdraw this claim in May 2005 with the City Court in Prague. The City Court in Prague accepted this petition on May 31, 2005 and issued a resolution confirming that the proceedings have been terminated. This decision has not yet become final.

In December 2002, the Czech Republic Union of Authors ("OSA"), a collective administrator of copyright, filed an action against CET 21, claiming payment of CZK 46.8 million (approximately US$ 1.9 million) plus interest for alleged unauthorized use of works from the OSA library. CET 21 has been attempting to negotiate a revised pricing structure with OSA since 2002 and has been paying advances on the licensing fee to OSA on an estimated basis pending final agreement of the amounts payable. At a hearing on September 19, 2005, the Municipal Court in Prague upheld OSA's claim. On December 21, 2005, CET 21 entered into a settlement agreement with OSA to pay CZK 39.6 million (approximately US$ 1.6 million) as full payment for all amounts claimed by OSA for the period from 2002 through 2005. CET 21 also entered into a contract with OSA to fix payments for the period from 2006 through 2008.

Antimonopoly office

Following an investigation that the Office for the Protection of Economic Competition of the Czech Republic began conducting during the fourth quarter of 2005 regarding potential infringements of Czech antimonopoly legislation in respect of the sale of advertising on the TV NOVA channel from 2004, CET 21 has, without acknowledging any infringements alleged by the Antimonopoly Office, agreed to make certain undertakings in respect of the sale of advertising on TV NOVA. Upon acceptance of these undertakings by the Antimonopoly Office and subject to observance of them, the investigation will be terminated.

Romania

There are no significant outstanding legal actions that relate to our business in Romania.

Slovenia

On November 20, 2002, we received notice of a claim filed by Mrs. Zdenka Meglic, the founder and a former shareholder of MMTV 1 d.o.o (MMTV), against MMTV, a subsidiary of CME Media Enterprises BV. In her claim against MMTV, Mrs. Meglic is seeking an amount equal to SIT 190 million (approximately US$ 1.0 million) for repayment of monies advanced to MMTV from 1992 to 1994 (in the amount of approximately SIT 29 million (approximately US$ 0.1 million) plus accrued interest. On September 9, 2004, the court of first instance found against MMTV and issued a judgment requiring MMTV to pay SIT 190 million (approximately US$ 1.0 million) plus interest as well as costs. On September 24, 2004, MMTV filed an appeal against the judgment. On December 15, 2004, the appellate court vacated the judgment of the lower court and returned the case for further proceedings. We do not believe that Mrs. Meglic will prevail and will continue to defend the claim. Accordingly, we have made no provision for this claim in our Consolidated Balance Sheets as at December 31, 2005.

Slovak Republic

There are no significant outstanding legal actions that relate to our business in the Slovak Republic.

Ukraine

On October 11, 2005, Igor Kolomoiski filed a lawsuit against Alexander Rodnyansky and Studio 1+1 in a district court in Kiev. Our Ukrainian affiliate Intermedia has been joined in the proceedings as a third party. Mr. Kolomoiski is attempting to enforce what he alleges was a binding agreement with Mr. Rodnyansky to purchase the latter's 70% interest in Studio 1+1 for consideration of US$ 70.0 million and to transfer that interest to Mr. Kolomoiski on receipt of a prepayment of US$ 2.0 million. The lawsuit arises from abortive negotiations among Mr. Kolomoiski, Mr. Rodnyansky and Boris Fuchsmann for the acquisition by Mr. Kolomoiski of the totality of interests in the Studio 1+1 Group held by Mr. Rodnyansky and Mr. Fuchsmann, subject to Mr. Kolomoiski assuming all of their obligations under our existing partnership arrangements. Following a series of initial hearings, proceedings on the merits were suspended pending the resolution of a procedural matter that has been appealed to the Supreme Court of Ukraine. This appeal is currently pending. An acceptance of this appeal would automatically suspend proceedings in the district court in Kiev; however, the filing of such an appeal with the Supreme Court does not impact the proceedings. As a result, the hearings on the case in the district court have resumed. A hearing has been scheduled for Marchc 20, 2006. In the event the appeal to the Supreme Court is accepted, the hearings in the court will be suspended during the pendency of this appeal.

We believe the lawsuit is without merit primarily because there was no agreement with Mr. Kolomoiski and because any transfer would, in any event, breach Intermedia's statutory and contractual consent and pre-emptive rights. In the event of an adverse outcome which results in the ownership of 70% of Studio 1+1 being transferred from Mr. Rodnyanksy to Mr. Kolomoiski pursuant to a court decision, we may not be able to secure and enforce our contractual rights to a 60% economic interest in Studio 1+1 or rights related to the governance of Studio 1+1 against Mr. Kolomoiski. A reduction in our right to future distributable cash from Studio 1+1 would have an adverse impact on our financial position and results of operations.

On December 23, 2005, we initiated proceedings against our partners Alexander Rodnyansky and Boris Fuchsmann in order to enforce our contractual rights and compel a restructuring of the ownership of Studio 1+1 in order to permit us to hold a 60% interest in Studio 1+1 through a subsidiary organized in Ukraine. Initiation of this proceeding followed protracted negotiations with our partners to restructure following confirmation from the Ukraine Media Council that our proposed ownership structure would not be in violation of restrictions on foreign ownership contained in the Ukraine Media Law, which restricts direct (but not indirect) investment by foreign persons in Ukrainian broadcasters to 30%. On January 12, 2006, the Ukraine parliament adopted an amended version of the Ukraine Media Law that clarifies the absence of any restriction on indirect foreign ownership of television broadcasters. This amended Ukraine Media Law is expected to come into force in March 2006. Following adoption of these amendments, our partners have confirmed they are prepared to proceed with the restructuring. Upon successful completion of the restructuring, we will terminate the proceedings initiated in December 2005.

Principal security holders

The following table sets forth certain information as of March 6, 2006 with respect to the beneficial ownership of our Class A Common Stock and Class B Common Stock by each shareholder known by us to beneficially own more than 5% of any class of our outstanding voting securities.

	Beneficial ownership of Class A common stock(a)		Beneficial ownership of Class B common stock			Common stock
						% of voting power(b)	% owner- ship(b)
Name of beneficial owner	Number	Percent	Number		Percent

Ronald S. Lauder(1)(2)	—	—	6,031,965	(3)	85.02%	59.13%	15.81%
Leonard A. Lauder(4)(5)	—	—	721,673		10.36%	7.16%	1.90%
Federated Investors, Inc.(6)(7)	3,002,088	9.67%	—		—	2.98%	7.90%
Eric Semler(8)(9)	2,365,497	7.62%	—		—	2.35%	6.22%
Testora Ltd(10)	3,500,000	11.28%	—		—	3.47%	9.20%

(a)
Does not include 6,966,533 shares of Class A Common Stock issuable upon conversion of shares of Class B Common Stock. Shares of Class B Common Stock are convertible at any time into shares of Class A Common Stock for no additional consideration on a share-for-share basis.

(b)
Represents the percentage of total voting power and the percentage ownership of the Class A Common Stock and the Class B Common Stock currently beneficially owned by each identified shareholder. The Class A Common Stock and the Class B Common Stock are the only authorized classes of the Company's capital stock with shares outstanding.

1.
The address of Ronald S. Lauder is Suite 4200, 767 Fifth Avenue, New York, New York 10153.

2.
57,799 of the shares of Class B Common Stock listed are owned directly by Ronald S. Lauder, 3,385,417 of the shares of Class B Common Stock are owned by RSL Investments Corporation, 1,672,500 of the shares of Class B Common Stock are owned by RSL Capital LLC and 577,788 of the shares of Class B Common Stock are owned by TV Holdings Ltd., all of which are owned by Mr. Lauder. 210,461 of the shares of Class B Common Stock are held by RAJ Family Partners L.P., which Mr. Lauder may be deemed to beneficially own. In addition, Mr. Lauder directly owns currently exercisable options to purchase 128,000 shares of Class B Common Stock.

3.
Includes (i) 100,000 shares of Class B Common Stock underlying options which are currently exercisable at an exercise price of $23.925 per share and which expire on August 1, 2007; (ii) 8,000 shares of Class B Common Stock underlying options which are currently exercisable at a price of $0.2625 per share and which expire on May 18, 2011; (iii) 9,600 shares of Class B Common Stock underlying options which are currently exercisable at a price of $2.0558 per share and which expire on May 15, 2012; (iv) 6,400 shares of Class B Common Stock underlying options which are currently exercisable, at a price of $11.44 per share and which expire on May 21, 2013; and (v) 4,000 shares of Class B Common Stock underlying options which are currently exercisable at an exercise price of $23.22 per share and which expire on June 1, 2014. Does not include (i) 2,000 shares of Class B Common Stock underlying options with an exercise price of $0.2625 per share which are not currently exercisable within 60 days, and expire May 18, 2011; (ii) 6,400 shares of Class B Common Stock underlying options with an exercise price of $2.0558 per share which are not currently exercisable and will not become exercisable within 60 days, and expire on May 15, 2012; (iii) 9,600 shares of Class B Common Stock underlying options with an exercise price of $11.44 per share which are not currently exercisable and will not become exercisable within 60 days, and expire on May 21, 2013; (iv) 12,000 shares of Class B Common Stock underlying options with an exercise price of $23.22 per share which are not currently exercisable and will not become exercisable within 60 days, and expire on June 1, 2014; and (v) 6,000 shares of Class B Common Stock underlying options with an exercise price of $46.725 which are not currently exercisable and will not become exercisable within 60 days and expire on June 1, 2015.

4.
Information in respect of the beneficial ownership of Leonard A. Lauder (other than percentage ownership) is based upon a statement on Schedule 13D filed by him. The address of Mr. Leonard A. Lauder is c/o The Estée Lauder Companies Inc., 767 Fifth Avenue, New York, New York 10153.

5.
285,239 of the shares of Class B Common Stock listed are owned directly by Leonard A. Lauder and 436,434 of the shares of Class B Common Stock are held by LWG Family Partners L.P., a partnership whose managing partner is a corporation which is one-third owned by Mr. Leonard A. Lauder.

6.
Information in respect of the beneficial ownership of Federated Investors, Inc. (other than percentage ownership) is based upon a statement on Schedule 13G filed on February 14, 2006 jointly by Federated Investors, Inc., Voting Shares Irrevocable Trust, John F. Donahue, Rhodora J. Donahue and J. Christopher Donahue. The address of Federated Investors, Inc., Voting Shares Irrevocable Trust, John F. Donahue, Rhodora J. Donahue and J. Christopher Donahue is Federated Investors Tower, Pittsburgh, Pennsylvania 15222-3779.

7.
Federated Investors, Inc. ("Parent") is the parent holding company of Federated Equity Management Company of Pennsylvania and Federated Global Investment Management Corp. (the "Investment Advisors"), which act as investment advisors to registered investment companies and separate accounts that own shares of common stock in Central European Media Enterprises, Ltd. The Investment Advisors are wholly owned subsidiaries of FII Holdings, Inc., which is a wholly owned subsidiary of Parent. All of Parent's outstanding voting stock is held in the Voting Shares Irrevocable Trust for which John F. Donahue, Rhodora J. Donahue and J. Christopher Donahue act as trustees. The trustees have collective voting control over Parent and shared voting power over the shares listed.

8.
Information in respect of the beneficial ownership of Eric Semler (other than percentage ownership) is based upon a statement on Schedule 13G/A filed by him on January 18, 2006. The address of Mr. Semler is 888 Seventh Avenue, Suite 1504, New York, New York 10019.

9.
Mr. Semler has sole power to vote and to dispose of these shares which consist of (i) 1,459,491 shares of Class A Common Stock held for the account of TCS Capital Investments; (ii) 123,405 shares of Class A Common Stock held for the account of TCS Capital; (iii) 780,601 shares of Class A Common Stock held for the account of TCS Capital II; and (iv) 2,000 shares of Class A Common Stock held for the account of TCS Select. TCS Capital Management, LLC, a Delaware limited liability company ("TCS Capital Management") is the investment manager of each TCS Capital International, TCS Capital and TCS Capital II. Mr. Semler is the investment manager of TCS Capital Management.

10.
Information in respect of the beneficial ownership of Testora Limited (other than percentage ownership) is based upon a statement on Schedule 13G filed by it on January 11, 2006. The address of Testora Limited is Grigori Afxentiou, 8, El.Pa. Livadioti, Flat/Office 401, P.C. 6023, Larnaca, Cyprus.

Description of capital stock

As of March 6, 2006, our authorized share capital was 120,000,000 shares, which consists of (i) 100,000,000 Class A common shares, par value $0.08 per share (which we refer to as "Class A Common Stock"), (ii) 15,000,000 Class B common shares, par value $.08 per share (which we refer to as "Class B Common Stock"), and (iii) 5,000,000 preferred shares, par value $.08 per share (which we refer to as "Preferred Stock"). As of March 6, 2006 there were 31,057,994 shares of Class A Common Stock issued and outstanding, 6,966,533 shares of Class B Common Stock issued and outstanding and no shares of Preferred Stock issued and outstanding. The following statements are summaries of certain provisions of our Memorandum of Association, bye-laws and the Companies Act 1981, as amended, of Bermuda. These summaries do not purport to be complete and are qualified in their entirety by reference, to all of the provisions of our memorandum of association and bye-laws, copies of which have been incorporated by reference as exhibits to the registration statement of which this prospectus forms a part. Prospective investors are urged to read the exhibits for a complete understanding of our memorandum of association and bye-laws.

Class A common stock

The holders of Class A Common Stock are entitled to one vote per share and are entitled to vote as a single class together with the holders of Class B Common Stock on all matters subject to shareholder approval, except that the holders of Class A Common Stock and the holders of Class B Common Stock will each vote as a separate class with respect to any proposed "going private" transactions (as defined in our bye-laws and summarized below) between us and Ronald S. Lauder or any of his Affiliates (as defined below); and with respect to any matter requiring class voting by the Companies Act. The holders of issued shares of Class A Common Stock are entitled to receive dividends as and when declared by our Board of Directors, pari passu with the holders of Class B Common Stock, out of funds legally available therefor, subject to any preferred dividend right of the holders of any preferred stock. Under Bermuda law, a company's board of directors may declare and pay dividends from time to time unless there are reasonable grounds for believing that the company is or would, after the payment, be unable to pay its liabilities as they become due or that the realizable value of its assets would thereby be less than the aggregate of its liabilities and issued share capital and share premium accounts. The holders of Class A Common Stock have no preemptive or cumulative voting rights and no rights to convert their shares of Class A Common Stock into any other securities. All of the issued shares of Class A Common Stock prior to this offering are fully paid and all of our shares of Class A Common Stock to be issued in this offering will be issued fully paid. In the event of our dissolution or winding up, the holders of Class A Common Stock are entitled to receive and share ratably and equally in our remaining assets, if any, pari passu with the holders of the Class B Common Stock, after the payment of all of our debts and liabilities and subject to any liquidation preference on any issued and outstanding preferred stock.

Our bye-laws provide that our board may in its absolute discretion and without assigning any reason refuse to register the transfer of any Class A Common Stock to more than 4 (four) joint holders, or if the transfer of such stock is restricted by an employee plan. Our board may decline to recognise any instrument of transfer unless it is accompanied by the relevant share certificate and such other evidence of the transferor's right to make the transfer as our board shall reasonably require. Subject to the foregoing, a holder of Class A Common Stock may transfer the title to all or any of his shares by an instrument of transfer in the usual or common form or in any other form approved by the Board. The instrument of transfer must be signed by the transferor and the transferee, although our Board may accept the instrument signed only by the transferor.

Our bye-laws further provide that nothing in the bye-laws shall impair the settlement of transactions entered into through the facilities of the Nasdaq except as provided by such exchange.

On March 15, 2006, our Board of Directors authorized the issuance of up to an aggregate of 4.0 million shares of our Class A Common Stock in connection with this offering.

A register of holders of the Class A Common Stock is maintained by Codan Services Limited in Bermuda, and a branch register is maintained in the United States by our transfer agent, American Stock Transfer and Trust Company.

Class B common stock

The holders of Class B Common Stock are entitled to ten votes per share and are entitled to vote as a single class together with the holders of Class A Common Stock on all matters which are subject to shareholder approval, except that the holders of the Class A Common Stock and the holders of Class B Common Stock will each vote as a separate class with respect to any proposed "going private" transactions (as defined in our bye-laws and summarized below) between us and Ronald S. Lauder or any of his Affiliates (as defined below) and any matter requiring class voting by the Companies Act. The holders of the issued shares of Class B Common Stock are entitled to receive dividends as and when declared by the Board of Directors, pari passu with the holders of Class A Common Stock, out of funds legally available therefor, subject to any preferred dividend right of the holders of any preferred stock. Under Bermuda law, a company's board of directors may declare and pay dividends from time to time unless there are reasonable grounds for believing that the company is or would, after the payment, be unable to pay its liabilities as they become due or that the realizable value of its assets would thereby be less than the aggregate of its liabilities and issued share capital and share premium accounts. The holders of the Class B Common Stock have no preemptive or cumulative voting rights. The holders of the Class B Common Stock have the right to convert their shares of Class B Common Stock into shares of Class A Common Stock at their election and on a one to one basis, and all shares of Class B Common Stock will automatically convert into shares of Class A Common Stock on a one to one basis when the number of shares of Class B Common Stock represent less than 10% of the combined total number of shares of Class A Common Stock and Class B Common Stock issued and outstanding. As of March 6, 2006, all of the issued and outstanding shares of Class B Common Stock are fully paid. Shares of Class B Common Stock may be transferred only to (i) other original holders of Class B Common Stock; (ii) to members of the immediate family of the original holder by gift, devise or otherwise through laws of inheritance, descent or distribution; to a trust established by the holder for the holder's family members, to corporations of which the majority of beneficial owners are or will be owned by the holders of Class B Common Stock and to a corporation or other entity the majority of the beneficial owners of which are or will be owned by holders of Class B Common Stock; (iii) in the case where the holder of Class B Common Stock is a corporation, to its shareholders; (iv) in the case where the holder of Class B Common Stock is a partnership, to its partners; and (v) to any person who would be a Permitted Transferee through a series of permitted transfers (all of the foregoing referred to as a "Permitted Transferee"). Any other transfer of Class B Common Stock is void. However, as discussed above, a holder of Class B Common Stock may convert his or her shares into Class A Common Stock as permitted by our bye-laws and transfer such Class A Common Stock as permitted by law. A transfer by an original holder of Class B Common Stock which is either a corporation or a partnership of more than 50% of the equity interest in such corporation or partnership to other than a Permitted Transferee shall result in an automatic conversion of all shares of Class B Common Stock held by such corporation or partnership into an equal number of shares of Class A Common Stock. We are entitled to seek specific enforcement of such conversion of shares of Class B Common Stock into shares of Class A Common Stock upon the failure of any holder and/or transferee of shares of Class B Common Stock to comply with such conversion. In such event, we are entitled to recover from the holder and the transferee who failed to comply with such conversion, jointly and severally, the court costs, reasonable attorneys' fees and other costs and expenses incurred by it in connection with the obtaining of such specific enforcement. In the event of our dissolution or winding up, the holders of Class B Common Stock are entitled to receive and share ratably and equally in our remaining assets, if any, pari passu with the holders of our Class A Common Stock, after the payment of all of our debts and liabilities and subject to any liquidation preference on any issued and outstanding preferred stock.

A "going private" transaction is any "Rule 13e-3 Transaction," as that term is defined in Rule 13e-3 promulgated under the U.S. Securities Exchange Act of 1934 between us and (i) Ronald S. Lauder, (ii) any Affiliate of Mr. Lauder, as defined below or (iii) any group consisting of Mr. Lauder or Affiliates of Mr. Lauder.

An Affiliate of Ronald S. Lauder is (i) any individual or entity who or that, directly or indirectly, controls, is controlled by, or is under direct or indirect common control with, Mr. Lauder, (ii) any corporation or organization (other than CME or a majority owned subsidiary of CME) of which Mr. Lauder is an officer or a partner or is, directly or indirectly, the beneficial owner of 10% or more of any class of voting securities, or in which Mr. Lauder has a substantial beneficial interest, (iii) any trust or other estate in which the Mr. Lauder has a substantial beneficial interest or as to which Mr. Lauder serves as trustee or in a similar fiduciary capacity or (iv) any relative or spouse of Mr. Lauder, or any relative of such spouse, who has the same residence as Mr. Lauder.

The transfer agent and registrar for our Class B Common Stock is Codan Services Limited of Hamilton, Bermuda.

Preferred stock

Subject to the Companies Act and our memorandum of association and bye-laws, our Preferred Stock may be issued from time to time as determined by our Board of Directors, without shareholder approval. Such Preferred Stock may be issued in such series and with such preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends, qualifications or other provisions, as may be fixed by our Board of Directors. While our Board of Directors has no current intention of doing so, our Board of Directors, without shareholder approval, could issue preferred stock with voting and conversion rights which could adversely affect the benefit of any voting power and the benefit of other rights of the holders of Class A Common Stock and which could be used by us as an anti-takeover measure such as a "poison pill" without any further action by the holders of Class A Common Stock. This may have the effect of delaying, deferring or preventing a change of control of CME by increasing the number of shares necessary to gain control of us. At the date of this prospectus, the Board of Directors has not authorized the issuance of any shares of preferred stock and we have no agreements or understanding for the issuance of any shares of preferred stock.

Meetings of shareholders

Under Bermuda law, a company is required to convene at least one general meeting of shareholders each calendar year. Bermuda law provides that a special general meeting of shareholders may be called by the board of directors of a company and must be called upon the request of shareholders holding not less than 10% of the paid-up capital of the company carrying the right to vote at general meetings. Bermuda law also requires that shareholders be given at least five days' advance notice of a general meeting, but the accidental omission to give notice to any person does not invalidate the proceedings at a meeting. Our bye-laws provide that our Board of Directors may convene an annual general meeting or a special general meeting. Under our bye-laws, in general, at least 14 clear days' notice of an annual general meeting or a special general meeting must be given to each shareholder entitled to vote at such meeting. This notice requirement is subject to the ability to hold such meetings on shorter notice if such notice is agreed: (i) in the case of an annual general meeting by all of the shareholders entitled to attend and vote at such meeting; or (ii) in the case of a special general meeting by a majority in number of the shareholders entitled to attend and vote at the meeting holding not less than 95% in nominal value of the shares entitled to vote at such meeting. The quorum required for a general meeting of shareholders is such number of shareholders holding a majority of the total issued gvoting shares and present in person or by proxy.

Variation of rights

If at any time we have more than one class of shares, the rights attaching to any class, unless otherwise provided for by the terms of issue of the relevant class, may be varied either: (i) with the consent in writing of the holders of at least 75% of the issued shares of that class; or

(ii) with the sanction of a resolution passed by at least 75% of the votes cast at a separate general meeting of the relevant class of shareholders at which a quorum consisting of at least two persons holding or representing one-third of the issued shares of the relevant class is present. Our bye-laws specify that the creation or issue of shares ranking equally with existing shares will not, unless expressly provided by the terms of issue of existing shares, vary the rights attached to existing shares.

Capitalization of profits and reserves

Pursuant to our bye-laws, our Board of Directors may (i) capitalize any part of the amount of our share premium or other reserve accounts or any amount credited to our profit and loss account or otherwise available for dividend or distribution by applying such sum in paying up unissued shares to be allotted as fully paid bonus shares pro-rata to the shareholders; or (ii) capitalize any sum standing to the credit of a reserve account or sums otherwise available for dividend or distribution by paying up in full partly paid shares of those shareholders who would have been entitled to such sums if they were distributed by way of dividend or distribution.

Anti-takeover protections

Our bye-laws contain provisions that could make it more difficult for a third party to acquire us without the consent of our Board of Directors. These provisions provide for discretion conferred upon our Board of Directors to determine the powers, preferences and rights of our preference shares and to issue the preference shares without shareholder approval. This could impede the ability of one or more shareholders (acting in concert) to acquire sufficient influence over the election of directors and other matters to effect a change in control of our management. Our bye-laws also establish an advance notice procedure for the nomination, other than by or at the direction of our Board of Directors, of candidates for election as directors. In general, notice of intent to nominate a director or raise business at such meeting must be received by us not less than 90 nor more than 120 days prior to the meeting, and must contain certain specified information concerning the person to be nominated or the matter to be brought before the meeting and concerning the shareholder submitting the proposal. These provisions could make it more difficult for a third party to acquire us, even if the third party's offer may be considered beneficial by many shareholders. As a result, shareholders may be limited in their ability to obtain a premium for their shares.

Amendment of memorandum of association and bye-laws

Bermuda law provides that the memorandum of association of a company may be amended by a resolution passed at a general meeting of shareholders. Our bye-laws provide that no bye-law shall be rescinded, altered or amended, and no new bye-law shall be made, unless it shall have been approved by a resolution of our Board of Directors and by an ordinary resolution of the holders of Class A Common Stock and Class B Common Stock.

Under Bermuda law, the holders of an aggregate of not less than 20% in par value of the company's issued share capital or any class thereof have the right to apply to the Supreme Court of Bermuda for an annulment of any amendment of the memorandum of association adopted by shareholders at any general meeting, other than an amendment which alters or reduces a company's share capital as provided in the Companies Act. Where such an application is made, the amendment becomes effective only to the extent that it is confirmed by the Bermuda court. An application for an annulment of an amendment of the memorandum of association must be made within twenty-one days after the date on which the resolution altering the company's memorandum of association is passed and may be made on behalf of persons entitled to make the application by one or more of their number as they may appoint in writing for the purpose. No application may be made by shareholders voting in favor of the amendment.

Differences in corporate law

Bermuda law and the Companies Act differ in certain respects from laws generally applicable to United States corporations and their shareholders. Set forth below is a summary of certain material differences between Bermuda law and Delaware corporate law. The following statements are summaries, and do not purport to deal with all aspects of Bermuda law that may be relevant to us or our shareholders.

Fiduciary Duty; Interested Directors. Under Bermuda law, at common law, the directors of a Bermuda company owe a fiduciary duty to the company to act in good faith in their dealings with or on behalf of the company and to exercise their powers and fulfill the duties of their office honestly. This duty includes the following elements: (i) a duty to act in good faith in the best interests of the company; (ii) a duty not to make a personal profit from opportunities that arise from the office of director; (iii) a duty to avoid conflicts of interest; and (iv) a duty to exercise powers for the purpose for which such powers were intended. In addition, the Companies Act imposes a specific duty on directors and officers of a Bermuda company to act honestly and in good faith with a view to the best interests of the company and requires them to exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. The Companies Act also imposes various duties on officers of a company with respect to certain matters of management and administration of the company. Our bye-laws provide that no director or officer shall be disqualified by his office from entering into a contract or arrangement with us nor can such director be liable to us for any profit realized pursuant to such a transaction provided the nature of such director's or officer's interest is disclosed at the first opportunity at a meeting of directors, or in writing to the directors. Under Delaware law no such transaction would be voidable if (i) the material facts as to such interested director's relationship or interests are disclosed or are known to the board of directors and the board in good faith authorizes the transaction by the affirmative vote of a majority of the disinterested directors, (ii) such material facts are disclosed or are known to the stockholders entitled to vote on such transaction and the transaction is specifically approved in good faith by vote of the stockholders or (iii) the transaction is fair as to the corporation as of the time it is authorized, approved or ratified. Under Delaware law, such interested director could be held liable for any transaction for which such director derived an improper personal benefit.

Amalgamation, Merger and Other Business Combinations. We may acquire the business of another Bermuda company similarly exempt from Bermuda taxes or a company incorporated outside Bermuda and carry on such business when it is within the objects of our memorandum of association. We may amalgamate with another Bermuda company or with a company incorporated in another jurisdiction which permits such a company to amalgamate with a Bermuda company, subject to board and certain shareholder approval (except for an amalgamation between certain affiliates). Under Bermuda law, in the event of an amalgamation of a Bermuda company with another company or corporation, a shareholder of the Bermuda company who is not satisfied that fair value has been offered for such shareholder's shares may, within one month of notice of the shareholders meeting to consider the amalgamation, apply to the Supreme Court of Bermuda to appraise the fair value of such shareholder's shares. Under Delaware law, with certain exceptions, any merger, consolidation or sale of all or substantially all the assets of a corporation must be approved by the board of directors and a majority of the issued shares entitled to vote. Under Delaware law, a stockholder of a corporation participating in certain major corporate transactions may, under varying circumstances, be entitled to appraisal rights pursuant to which such stockholder may receive cash in the amount of the fair market value of the shares held by such stockholder (as determined by a court or by agreement of the corporation and the stockholder) in lieu of the consideration such stockholder would otherwise receive in the transaction. Delaware law does not provide stockholders of a corporation with voting or appraisal rights when the corporation acquires another business through the issuance of its stock or other consideration (i) in exchange for the assets of the business to be acquired, (ii) in exchange for the issued stock of the corporation to be acquired or (iii) in a merger of the corporation to be acquired with a subsidiary of the acquiring corporation.

Takeovers. Under Bermuda law, an acquiring party is generally able to acquire compulsorily the shares of minority shareholders in the following ways:

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  By a procedure under the Companies Act 1981 known as a "scheme of arrangement". A scheme of arrangement could be effected by obtaining the agreement of the company and of holders of shares, representing in the aggregate a majority in number and at least 75% in value of the shareholders present and voting at a court ordered meeting held to consider the scheme or arrangement. The scheme of arrangement must then be sanctioned by the Bermuda Supreme Court. If a scheme of arrangement receives all necessary agreements and sanctions, upon the filing of the court order with the Registrar of Companies in Bermuda, all holders of shares could be compelled to sell their shares under the terms of the scheme or arrangement.

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  If the acquiring party is a company, it may compulsorily acquire all the shares of the target company by acquiring pursuant to a tender offer 90% of the shares or class of shares not already owned by, or by a nominee for, the acquiring party (the offeror), or any of its subsidiaries. If an offeror has, within four months after the making of an offer for all the shares or class of shares not owned by, or by a nominee for, the offeror, or any of its subsidiaries, obtained the approval of the holders of 90% or more of all the shares to which the offer relates, the offeror may, at any time within two months beginning with the date on which the approval was obtained, by notice require any nontendering shareholder to transfer its shares on the same terms as the original offer. In those circumstances, nontendering shareholders will be compelled to sell their shares unless the Supreme Court of Bermuda (on application made within a one-month period from the date of the offeror's notice of its intention to acquire such shares) orders otherwise.

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  Where one or more parties holds not less than 95% of the shares or a class of shares of a company, such holder(s) may, pursuant to a notice given to the remaining shareholders or class of shareholders, acquire the shares of such remaining shareholders or class of shareholders. When this notice is given, the acquiring party is entitled and bound to acquire the shares of the remaining shareholders on the terms set out in the notice, unless a remaining shareholder, within one month of receiving such notice, applies to the Supreme Court of Bermuda for an appraisal of the value of their shares. This provision only applies where the acquiring party offers the same terms to all holders of shares whose shares are being acquired. Delaware law provides that a parent corporation, by resolution of its board of directors and without any shareholder vote, may merge with any 90% or more owned subsidiary. Upon any such merger, dissenting stockholders of the subsidiary would have appraisal rights.

Shareholder's Suit. The rights of shareholders under Bermuda law are not as extensive as the rights of shareholders under legislation or judicial precedent in many United States jurisdictions. Class actions and derivative actions are generally not available to shareholders under the laws of Bermuda.

However, the Bermuda courts ordinarily would be expected to follow English case law precedent, which would permit a shareholder to commence an action in our name to remedy a wrong done to us where the act complained of is alleged to be beyond the corporate power of the Company or is illegal or would result in the violation of our memorandum of association or bye-laws.

Furthermore, consideration would be given by the court to acts that are alleged to constitute a fraud against the minority shareholders or where an act requires the approval of a greater percentage of our shareholders than that which actually approved it. When the affairs of a company are being conducted in a manner which is oppressive or prejudicial to the interests of some part of the shareholders, one or more shareholders may apply to the Supreme Court of Bermuda, which may make such order as it sees fit, including an order regulating the conduct of the company's affairs in the future or ordering the purchase of the shares of any shareholders by other shareholders or by the company. Class actions and derivative actions generally are available to stockholders under Delaware law for, among other things, breach of fiduciary duty, corporate waste and actions not taken in accordance with applicable law. In such actions, the court has discretion to permit the winning party to recover attorney fees incurred in connection with such action.

Indemnification of Directors and Officers. Section 98 of the Companies Act provides generally that a Bermuda company may indemnify its directors, officers and auditors against any liability which by virtue of any rule of law would otherwise be imposed on them in respect of any negligence, default, breach of duty or breach of trust, except in cases where such liability arises from fraud or dishonesty of which such director, officer or auditor may be guilty in relation to the company. Section 98 further provides that a Bermuda company may indemnify its directors, officers and auditors against any liability incurred by them in defending any proceedings, whether civil or criminal, in which judgment is awarded in their favour or in which they are acquitted or granted relief by the Supreme Court of Bermuda pursuant to section 281 of the Companies Act. Our bye-laws provide that our directors, officers, any person appointed to any committee by the board of directors and certain other persons (and their respective heirs, executors or administrators) in their capacity as such shall be indemnified and held harmless by us in respect of their acts or omissions, except in respect of their fraud or dishonesty. Under Delaware law, a corporation may adopt a provision eliminating or limiting the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for breaches of the director's duty of loyalty, for acts or omissions not in good faith or which involve intentional misconduct or knowing violations of law, for improper payment of dividends or for any transaction from which the director derived an improper personal benefit. Delaware law has provisions and limitations similar to Bermuda regarding indemnification by a corporation of its directors or officers, except that under Delaware law the statutory rights to indemnification may not be as limited.

Our bye-laws also provide that our shareholders waive any claim or right of action that they might have, both individually and on our behalf, against any of our directors or officers in relation to any act or failure to act in the performance of such director's or officer's duties, except in respect of any fraud or dishonesty of such director or officer. Our bye-laws provide that the indemnity and waiver of claims provided in our bye-laws shall extend, as a matter of contract, between each shareholder and each former director and officer of the Company (and their respective heirs, executors or administrators) to any act done, purported to be done, concurred in or omitted in or about the execution of their duty, or supposed duty, or in their respective offices or trust by the former directors or officers of the Company. The indemnification provided in our bye-laws is not exclusive of other indemnification rights to which a director or officer may be entitled, provided these rights do not extend to his or her fraud or dishonesty.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the registrant pursuant to the foregoing provisions, the registrant has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is therefore unenforceable.

Inspection of Corporate Records. Members of the general public have the right to inspect our public documents available at the office of the Registrar of Companies in Bermuda which will include our memorandum of association (including its objects and powers) and any alteration to the memorandum of association and documents relating to an increase or reduction of authorized capital. The shareholders have the additional right to inspect the bye-laws, minutes of general meetings and audited financial statements, which must be presented to the annual general meeting of shareholders. Our register of members is also open to inspection by shareholders without charge, and to members of the general public for a fee. We are required to maintain our register of members in Bermuda but may, subject to the provisions of the Companies Act, establish a branch register outside Bermuda. We are required to keep at our registered office a register of our directors and officers which is open for inspection to shareholders and to members of the public without charge. Bermuda law does not, however, provide a general right for shareholders to inspect or obtain copies of any other corporate records. Delaware law permits any shareholder to inspect or obtain copies of a corporation's shareholder list and its other books and records for any purpose reasonably related to such person's interest as a shareholder.

Certain other provisions of Bermuda law

We have been designated by the Bermuda Monetary Authority as a non-resident for Bermuda exchange control purposes. This designation allows us to engage in transactions in currencies other than the Bermuda dollar, and there are no restrictions on our ability to transfer funds (other than funds denominated in Bermuda dollars) in or out of Bermuda or to pay dividends to United States residents who are holders of our Class A Common Stock. General permission under the Exchange Control Act 1972 (and its related regulations) has been obtained from the Bermuda Monetary Authority for the issue and transfer of the Class A Common Stock to and between non-residents of Bermuda for exchange control purposes provided our shares of Class A Common Stock remain listed on an appointed stock exchange, which includes the National Association of Security Dealers Automated Quotations System (NASDAQ). This Prospectus will be filed with the Registrar of Companies in Bermuda in accordance with Bermuda law.

In granting such permission and in accepting this Prospectus for filing, neither the Bermuda Monetary Authority nor the Registrar of Companies in Bermuda accepts any responsibility for our financial soundness or of the correctness of any of the statements made or opinions expressed in this Prospectus.

The Bermuda Monetary Authority has also granted consent for the issue and transfer of up to 20% of our Class A Common Stock in issue from time to time to persons resident in Bermuda for exchange control purposes without the need to obtain prior approval.

In accordance with Bermuda law, share certificates are only issued in the names of companies, partnerships or individuals. In the case of a shareholder acting in a special capacity (for example as a trustee), certificates may, at the request of the shareholder, record the capacity in which the shareholder is acting. Notwithstanding the recording of any such special capacity we are not bound to investigate or incur any responsibility in respect of the proper administration of any such trust.

We will take no notice of any trust applicable to any of our shares whether or not we had notice of such trust.

Material United States
federal income and Bermuda tax considerations

The following discussion is a general summary of the material tax consequences of an investment in the Class A Common Stock under Bermuda law and United States federal income tax laws. This discussion is intended only as a summary and does not address all potential tax considerations relating to an investment in the Class A Common Stock. In particular, this discussion does not address the tax consequences of an investment in the Class A Common Stock under state, local or other (i.e., non-United States or Bermuda) tax laws. Accordingly, you must consult your own tax advisor regarding the tax consequences to you of an investment in the Class A Common Stock.

Bermuda

As of the date hereof, neither we nor holders of our Class A Common Stock (who or which holders are not persons ordinarily resident in Bermuda) are subject to any Bermuda income or profits tax, withholding tax, capital gains tax, capital transfer tax, estate duty or inheritance tax, in respect of our shares of Class A Common Stock.

We have obtained an assurance from the Minister of Finance of Bermuda under the Exempted Undertakings Tax Protection Act 1966, as amended, that, in the event there is enacted in Bermuda any legislation imposing tax computed on profits, income, capital assets, gain or appreciation or any tax in the nature of an estate duty or inheritance tax, such tax shall not, until March 28, 2016, be applicable to us or to our Class A Common Stock, except insofar as such tax applies to persons ordinarily resident in Bermuda or is payable by us in respect of real property owned or leased by us in Bermuda.

United States federal income taxation

The following are the material United States federal income tax consequences of the acquisition, ownership and disposition of the Class A Common Stock. This discussion only applies to holders that hold the Class A Common Stock as capital assets.

This discussion does not describe all of the tax consequences that may be relevant to a holder in light of its particular circumstances or to holders subject to special rules, such as:

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  persons that own, or are deemed to own, 10% or more of the voting power of all of our outstanding stock;

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  certain financial institutions;

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  insurance companies;

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  tax-exempt organizations;

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  dealers in securities or foreign currencies;

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  persons holding Class A Common Stock as a hedge or as part of a straddle, constructive sale or conversion transaction;

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  persons holding Class A Common Stock through partnerships or other entities classified as partnerships for U.S. federal income tax purposes;

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  persons subject to the alternative minimum tax; or

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  U.S. Holders whose functional currency is not the U.S. dollar.

As used herein, the term "U.S. Holder" means a beneficial owner of Class A Common Stock that is, for U.S. federal income tax purposes:

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  a citizen or individual resident of the United States;

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  a corporation, or other entity taxable as a corporation for U.S. federal income tax purposes, or a partnership, or other entity taxable as a partnership for U.S. federal income tax purposes, created or organized in or under the laws of the United States or of any political subdivision thereof;

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  an estate, the income of which is subject to United States federal income taxation regardless of its source; or

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  a trust if (i) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (ii) the trust was in existence on August 20, 1996 and has properly elected to continue to be treated as a U.S. person.

A Non-U.S. Holder is any beneficial owner of Class A Common Stock that is not a U.S. Holder.

The discussion below is based on the Internal Revenue Code of 1986, as amended to the date hereof (the "Code"), administrative pronouncements, judicial decisions and final, temporary and proposed Treasury regulations, changes to any of which subsequent to the date of this Prospectus may affect the tax consequences described herein. This discussion is not intended to constitute a complete analysis of all tax considerations relevant to an investment in the Class A Common Stock. It does not take into account the individual circumstances of any particular prospective investor, nor does it address any aspect of estate or gift tax laws or of state, local or foreign tax laws. No rulings have been or will be requested from the Internal Revenue Service concerning any of the tax matters discussed below. We strongly urge you to consult your own tax advisor for advice concerning the application of the U.S. federal income tax laws to your particular situation, as well as any tax consequences arising under state, local or foreign tax laws.

U.S. Holders

Taxation of distributions on Class A Common Stock

If we make any distributions on our Class A Common Stock (other than certain pro rata distributions of Class A Common Stock), you generally will be required to include the amount of such distribution in gross income as a taxable dividend to the extent such distribution is paid from our current or accumulated earnings and profits as determined applying United States federal income tax principles. Subject to the rules described below under "—Passive Foreign Investment Company," distributions in excess of our earnings and profits generally will first be treated as a nontaxable return of capital to the extent of your adjusted tax basis in your Class A Common Stock, and then as gain from the sale or exchange of a capital asset. The taxable amount of the dividend will be treated as foreign source dividend income to you and will generally constitute passive income for foreign tax credit purposes. The dividend will not be eligible for the dividends received deduction generally allowed to U.S. corporations under the Code. Subject to the rules described below under "—Passive Foreign Investment Company," for non-corporate U.S. Holders, such dividends, if received in taxable years beginning before January 1, 2009, will qualify for preferential rates of taxation provided that our common stock continues to trade on the NASDAQ or another established United States securities market and the U.S. Holder satisfies certain holding period requirements.

Sale, exchange or redemption of Class A Common Stock

Upon the sale, exchange, redemption or other taxable disposition of our Class A Common Stock, you generally will recognize capital gain or loss (subject to the rules discussed below under "—Passive Foreign Investment Company") equal to the difference between the amount of cash and the fair market value of any property received by you upon such disposition, and your adjusted tax basis in the Class A Common Stock. Such capital gain or loss will be treated as United States source gain or loss for purposes of computing your foreign tax credit limitation, and will be long-term capital gain or loss if your holding period in the Class A Common Stock is more than one year, and otherwise will be short-term capital gain or loss. Long-term capital gains of non-corporate U.S. Holders are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations.

Controlled foreign corporation

We currently are a controlled foreign corporation (CFC). This generally will not be relevant to you unless you hold directly, indirectly, or through certain constructive ownership rules, shares of our common stock representing 10% or more of the voting power of all of our outstanding stock. We do not anticipate that this will occur if you own only Class A Common Stock purchased in this offering.

Passive foreign investment company

We were not classified as a "passive foreign investment company" (PFIC) under U.S. tax laws for 2005, and we believe, but cannot assure, that we will not be so classified for the current or future years. We will be classified as a PFIC if, for any of our taxable years during which you own Class A Common Stock, either 75% or more of our annual gross income is passive income, or 50% or more of the average quarterly value of our assets produce or are held for the production of passive income. Passive income for purposes of the PFIC rules generally includes dividends, interest and other types of investment income, and generally would include amounts derived by reason of the temporary investment of excess funds. In applying the income and asset tests, we will be treated as receiving a proportionate share of the income and as owning a proportionate share of the assets of each foreign corporation in which we own 25% or more in value of the stock.

If we become a PFIC at any time while you hold Class A Common Stock, then, unless you make a special tax election (described below) for the year in which we become a PFIC (or unless your Class A Common Stock is otherwise required to be marked-to-market for U.S. federal income tax purposes), you will be subject to special rules generally intended to eliminate any benefits from the deferral of U.S. federal income tax that you might otherwise derive from investing in a foreign corporation that does not distribute all of its earnings on a current basis. Upon a disposition of our Class A Common Stock, any gain recognized by you would be allocated ratably over your holding period for our Class A Common Stock. The amounts allocated to the taxable year of the sale or other disposition and to any year before we became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be taxed to you at the highest tax rate in effect for such year, and an interest charge would be imposed on your resulting tax liability allocated to such taxable year. Also, if we are a PFIC in the taxable year in which such distributions are paid or in the preceding taxable year, distributions on our Class A Common Stock would not be eligible for preferential rates of taxation as described in "—Taxation of Distributions on Class A Common Stock." Further, any distribution in respect of our Class A Common Stock in excess of 125 percent of the average annual distributions received by you during the preceding three years or your holding period in our

Class A Common Stock, whichever is shorter, would be subject to taxation as described above with respect to the sale or other disposition of Class A Common Stock.

If you own Class A Common Stock in the year (if any) in which we become a PFIC, then you would be eligible to make a mark-to-market election. If you were to make the mark-to-market election, then you would include each year, as ordinary income, the excess, if any, of the fair market value of your Class A Common Stock at the end of the taxable year over your adjusted tax basis, and would be permitted an ordinary loss in respect of the excess, if any, of your adjusted tax basis in your Class A Common Stock over the fair market value of your Class A Common Stock at the end of the taxable year (but only to the extent of the net amount of income previously included as a result of the mark-to-market election). Your tax basis in your Class A Common Stock would be adjusted to reflect any such income or loss amounts. Any gain recognized on the sale or other disposition of your Class A Common Stock would be treated as ordinary income.

Alternatively, you could elect to treat us as a "qualified electing fund" (QEF) for U.S. federal income tax purposes. By making this election, you would be required to include in your income each year, a pro rata share of our income other than net capital gain as ordinary income and a pro rata share of our net capital gain as long-term capital gain. If you were to make this election for the year in which we become a PFIC, then your gain (if any) on a disposition of your Class A Common Stock generally would be treated as capital gain rather than as ordinary income. If we become a PFIC, we intend to comply with the requirements necessary to enable you to elect to treat us as a QEF.

We intend to notify you if we conclude at any time that we have become or are about to become a PFIC.

Special rules apply to determine the foreign tax credit with respect to withholding taxes imposed on distributions on shares in a PFIC. Also, if you own Class A Common Stock during any year in which we are a PFIC, you must file Internal Revenue Service (IRS) Form 8621 with the IRS.

You are urged to consult your tax advisor concerning the potential application of the PFIC rules, including the availability and consequences of making the elections discussed above.

Backup withholding and information reporting

Unless you are an "exempt recipient" (generally, corporations and certain other persons who, when required, demonstrate their exempt status), you generally will be subject to information reporting with respect to payments of dividends on our Class A Common Stock and proceeds from the sale, exchange or other disposition of our Class A Common Stock. You will also be subject to backup withholding on such payments at the applicable statutory rate (currently, 28%) if you fail to supply an accurate taxpayer identification number or otherwise fail to comply with applicable certification requirements. Backup withholding tax is not an additional tax, and may be credited against your regular U.S. federal income tax liability or refunded by the IRS. You should consult your tax advisor regarding the application of these rules.

Non-U.S. Holders

Income and gain on the Class A Common Stock

If you are a Non-U.S. Holder, subject to the discussion below under "—Backup Withholding and Information Reporting," you generally will not be subject to U.S. federal income or withholding tax on dividends (if any) paid to you on Class A Common Stock or on your gain (if any) upon the disposition of Class A Common Stock, unless:

  •
  the income or gain is "U.S. trade or business income," which means income or gain that is effectively connected with your conduct of a trade or business, and if required by an applicable income tax treaty, is attributable to a permanent establishment in the United States; or

  •
  you are an individual who is present in the United States for 183 days or more in the taxable year of disposition and certain other conditions are met.

If the first subparagraph above applies, then you generally will be subject to regular U.S. income tax in the same manner as if such income or gain were realized by a U.S. Holder. In addition, if you are a corporation, then such income or gain may be subject to a branch profits tax at a rate of 30%, or such lower rate provided by an applicable income tax treaty. If the second subparagraph applies, then you generally will be subject to tax at a rate of 30%, subject to reduction by an applicable income tax treaty.

Backup withholding and information reporting

If you hold your Class A Common Stock through a non-U.S. office of a non-U.S. related broker or financial institution, then information reporting and backup withholding generally will not be required. Information reporting, and possibly backup withholding, may apply if you hold your Class A Common Stock through a U.S. or U.S.-related broker or financial institution or a U.S. office of a non-U.S. broker or financial institution and you fail to provide appropriate identifying information. You should consult your tax advisor regarding the application of these rules.

Underwriting

The underwriters named below will enter into an underwriting agreement with respect to the Class A Common Stock being offered. Subject to certain conditions, each underwriter will severally agree to purchase the number of shares indicated in the following table. J.P. Morgan Securities Ltd., Lehman Brothers Inc. and ING Bank N.V., London Branch are the joint book-running managers for this offering and the representatives of the underwriters.

Underwriters	Number of shares

J.P. Morgan Securities Ltd.
Lehman Brothers Inc.
ING Bank N.V., London Branch
Ceska sporitelna, a.s.
Jefferies & Company, Inc.
ThinkEquity Partners LLC
Total

The underwriters are committed to take and pay for all of the shares being offered, if any are taken, other than the shares covered by the option described below unless and until this option is exercised.

The underwriters initially propose to offer part of the shares of common stock directly to the public at the public offering price listed on the cover page of this prospectus, and to selected dealers, which may include the underwriters, at such offering price less a selling concession not in excess of US$[    ] per share. After the initial offering of the shares of common stock, the offering price and other selling terms may from time to time be varied by the representative.

If the underwriters sell more shares than the total number set forth in the table above, the underwriters have an option to buy up to an additional 330,000 shares from us to cover such sales. They may exercise that option for 30 days. If any shares are purchased pursuant to this option, the underwriters will severally purchase such shares in approximately the same proportion as set forth in the table above.

The following tables show the per share and total underwriting discounts and commissions to be paid to the underwriters by us. The amounts assume both no exercise and full exercise of the underwriters' option to purchase additional shares.

	No exercise	Full exercise

Per Share	$	$
Total	$	$

Our directors and our executive officers will enter into lock-up agreements with the underwriters prior to the commencement of this offering pursuant to which, with limited exceptions, for a period of 90 days after the date of this prospectus they may not, without the prior written consent of J.P. Morgan Securities Ltd., Lehman Brothers Inc. and ING Bank N.V., London Branch (1) offer, pledge, announce the intention to sell, contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for any of our common stock (including, without limitation, common stock which may be deemed to be beneficially owned by such directors and executive officers in accordance with the rules and regulations of the U.S. Securities and Exchange Commission and securities which may be issued upon exercise of a stock option or warrant) or (2) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the common stock, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of common stock or such other securities, in cash or otherwise.

Our Class A Common Stock is quoted on the Nasdaq National Market and the Prague Stock Exchange under the symbol "CETV".

In connection with the offering, the underwriters may purchase and sell shares of Class A Common Stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. "Covered" short sales are sales made in an amount not greater than the underwriters' option to purchase additional shares in the offering. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase additional shares pursuant to the option granted to them. "Naked" short sales are any sales in excess of such option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the Class A Common Stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of Class A Common Stock made by the underwriters in the open market prior to the completion of the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

Purchases to cover a short position and stabilizing transactions may have the effect of preventing or retarding a decline in the market price of our Class A Common Stock, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of our Class A Common Stock. As a result, the price of our Class A Common Stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued at any time.

In connection with the offering, underwriters and selling group members may engage in passive market making transactions in the common stock on the Nasdaq National Market in accordance with Rule 103 of Regulation M under the Securities Exchange Act of 1934 during the period before the commencement of offers or sales of common stock and extending through the completion of distribution. A passive market maker must display its bids at a price not in excess of the highest independent bid of the security. However, if all independent bids are lowered below the passive market maker's bid, that bid must be lowered when specified purchase limits are exceeded.

A prospectus in electronic format will be made available on the website maintained by one or more of the representatives and may also be made available on a website maintained by other underwriters. The representatives may agree to allocate a number of shares to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters that may make Internet distributions on the same basis as other allocations.

We have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for us and our affiliates, for which they received or will receive customary fees and expenses.

Until and unless we publish a Czech language prospectus in the Czech Republic in compliance with all relevant Czech securities laws, we may offer or sell our shares of common stock in the Czech Republic only in circumstances in which such an offer and sale do not constitute an offering to the public as defined in the relevant Czech securities laws. This document on its own does not constitute a public offer of securities in the Czech Republic or any announcement thereof.

Legal matters

Certain legal matters relating to the validity of the issuance of the shares of Class A Common Stock offered by this prospectus will be passed upon for Central European Media Enterprises Ltd. by our special Bermuda counsel, Conyers Dill & Pearman, Hamilton, Bermuda. Certain legal matters will be passed upon for Central European Media Enterprises Ltd. by Katten Muchin Rosenman LLP, and for the underwriters by Simpson Thacher & Bartlett LLP. Michael Ashford of Codan Services Limited, an affiliate of Conyers Dill & Pearman, serves as our Assistant Secretary.

Experts

The consolidated financial statements and related financial statement schedules of Central European Media Enterprises Ltd. and subsidiaries as of December 31, 2005 and 2004, and for each of the three years in the period ended December 31, 2005, and management's report on the effectiveness of internal control over financial reporting as of December 31, 2005, incorporated by reference in this prospectus, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports, which are also incorporated by reference herein, and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

The consolidated financial statements of Slovenska televizna spolocnost, s.r.o. and subsidiaries as of December 31, 2005 and 2004, and for each of the three years in the period ended December 31, 2005, incorporated by reference in this prospectus, have been audited by Deloitte Audit s.r.o, an independent registered public accounting firm, as stated in their report, which is incorporated by reference herein, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The combined financial statements of TV Nova as of December 31, 2004 and 2003, and for each of the years in the two-year period ended December 31, 2004, have been incorporated by reference herein in reliance upon the report of KPMG Ceska republika, s.r.o., independent auditors, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

Unaudited condensed pro forma
consolidated financial information

Introduction

On May 2, 2005, CME acquired from PPF (Cyprus) Ltd ("PPF") a controlling interest (85%) in the group of companies that own and operate the TV Nova channel in the Czech Republic (the "TV Nova Group"). The TV Nova Group includes 100% of Ceska Produkcni 2000 a.s ("CP 2000") and its subsidiaries and the consolidated results of 100% of Vilja a.s ("Vilja"), where Vilja controls 73% of CET 21 s.r.o ("CET 21"). CP 2000 was merged into CME Media Services s.r.o on December 31, 2005.

On May 27, 2005, CME acquired from Peter Krsak his 16.67% interest in CET 21 in accordance with the agreement on the settlement of disputes and transfer of ownership interest dated February 24, 2005. In addition, on May 31, 2005, CME exercised its call option and acquired PPF's remaining 15% interest in the TV Nova Group (together with the acquisition of Mr Krsak's 16.67% minority interest in CET 21, the "Additional Interest Acquisition").

The unaudited condensed pro forma consolidated income statement has been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP") and is based on the audited consolidated financial statements of CME for the year ended December 31, 2005 (included in our Form 10-K/A filed with the Securities and Exchange Commission on March 15, 2006) and the unaudited TV Nova combined income statement for the period January 1, 2005 through May 2, 2005 (the "period ended May 2, 2005").

The TV Nova combined income statement includes the combination of the consolidated results of 100% of CP 2000 and its subsidiaries and the consolidated results of 100% of Vilja, where Vilja controls 73% of CET 21.

The unaudited condensed pro forma consolidated income statement gives effect to:

  1.
  The acquisition of 85% of PPF's ownership interest in the TV Nova Group on May 2, 2005 (the "TV Nova Initial Acquisition");

  2.
  The issuance to PPF of 3.5 million shares of our Class A Common Stock, valued at US$120.9 million, as part of the purchase price for the TV Nova Initial Acquisition;

  3.
  The sale of Euro 245 million (US$317.5 million at the date of issuance) 8.25% senior notes and Euro 125 million (US$162.0 million at the date of issuance) floating rate senior notes at an interest rate of 180 day EURIBOR (which was 2.17% at May 5, 2005) plus 5.5%, each due 2012, and the use of the net proceeds from the sale, to finance the TV Nova Initial Acquisition;

  4.
  The issuance to the public of 5.405 million shares of our Class A Common Stock, valued at US$231.8 million (net of underwriting discounts and commissions) and the use of the majority of the net proceeds from the issue to finance the acquisition of PPF's remaining 15% ownership interest in the TV Nova Group;

  5.
  The acquisition of Mr Krsak's 16.67% minority interest in CET 21 on May 27, 2005. This represents 23.4% voting and economic interest in CET 21 as CET 21 itself holds an undistributed 28.755% interest that is not entitled to voting rights or dividends; and

  6.
  The acquisition of PPF's remaining 15% ownership interest in the TV Nova Group on May 31, 2005 (together with the TV Nova Initial Acquisition and the purchase of the Krsak interest, the "TV Nova Acquisition")

As a result of the TV Nova Initial Acquisition (in point 1 above) and the acquisition of PPF's remaining 15% interest in the TV Nova Group (in point 6 above), we acquired a 100% interest in CP 2000 and its subsidiaries and a 100% interest in Vilja, which owns a 52.075% interest in CET 21. When aggregated with the acquisition of Mr Krsak's 16.67% minority interest in CET 21, we own 68.745% of CET 21. Our voting and economic interest in CET 21 is effectively 96.50% because CET 21 itself holds an undistributed 28.755% interest that is not entitled to voting rights or dividends.

The unaudited condensed pro forma consolidated income statement for the year ended December 31, 2005 has been prepared to give effect to the transactions set out in points 1 through 6 above ("the TV Nova Transaction") as if they had occurred on January 1, 2005.

In accordance with Article 11 of Regulation S-X, we have presented the unaudited condensed pro forma consolidated income statement for the year ended December 31, 2005 as the TV Nova Transaction is not reflected in the audited consolidated financial statements of CME for the entire fiscal year ended December 31, 2005.

The pro forma adjustments are based on available information and assumptions that we believe are reasonable. The unaudited condensed pro forma consolidated income statement is for information purposes only and does not purport to present what our results of operations and financial information would have been had these transactions actually occurred as at such dates, nor does it project our results of operations for any future period or our financial condition at any future date. The historical audited consolidated financial statements of CME and unaudited TV Nova combined financial statements are presented in U.S. dollars.

Unaudited condensed pro forma consolidated income statement for the year ended December 31, 2005 (US$'000)

	Year ended December 31, 2005 audited CME	Period ended May 2, 2005 unaudited TV Nova	Pro forma adjustments for TV Nova Transaction		Pro forma total

Net revenues	400,978	82,124	—		483,102
Operating costs	65,138	25,440	—		90,578
Cost of programming	148,837	5,050	—		153,887
Station selling, general and administrative expenses	46,382	10,587	—		56,969
Depreciation of station property, plant & equipment	16,367	1,707	300	(c)	18,374
Amortization of broadcast licenses and other intangibles	11,180	809	5,746	(b)	17,735
Corporate operating costs	25,374	—	—		25,374
Impairment charge	35,331	—	—		35,331

Total operating expenses	348,609	43,593	6,046		398,248

Operating income	52,369	38,531	(6,046)		84,854
Interest income	4,124	140	—		4,264
Interest expense	(29,387)	(1,585)	(13,422	)(a)	(44,394)
Foreign currency exchange gain/(loss), net	37,968	(378)	—		37,590
Other income/(expense)	(4,705)	747	—		(3,958)

Income from continuing operations before provision for income taxes, minority interest and equity in income of unconsolidated affiliates	60,369	37,455	(19,469)		78,356
Provision for income taxes	(16,691)	(9,668)	5,569	(d)	(20,790)

Income from continuing operations before minority interests, equity in income of unconsolidated affiliates	43,678	27,787	(13,899)		57,566
Minority interest in income of consolidated subsidiaries	(8,908)	(6,087)	10,029	(e)	(4,965)
Equity in income of unconsolidated affiliates	8,238	—	—		8,238

Net income from continuing operations	43,008	21,701	(3,870)		60,839

Net loss from discontinued operations	(513)	—	—		(513)

Net income	42,495	21,701	(3,870)		60,326

EPS—Basic (Net income from continuing operations)	1.24				1.62
EPS—Diluted (Net income from continuing operations)	1.21				1.58
EPS—Basic (Net income)	1.23				1.60
EPS—Diluted (Net income)	1.20				1.57
Weighted average common shares—Basic	34,664		2,996	(f)	37,660
Weighted average common shares—Diluted	35,430		2,996	(f)	38,426

Notes to the unaudited condensed pro forma consolidated income statement for the year ended December 31, 2005

(a)
A short-term indebtedness of US$491.7 million was incurred to PPF to complete the TV Nova Initial Acquisition on May 2, 2005. The unaudited condensed pro forma consolidated income statement used the rates of interest that apply to the Euro 370 million (US$479.5 million) of fixed and floating rate notes issued on May 5, 2005 rather than the interest rate on the indebtedness to PPF due to the short-term and non-recurring nature of this indebtedness. The notes were used to repay the indebtedness to PPF and to pay other costs associated with the TV Nova Initial Acquisition.

Interest adjustments of US$13.4 million reflect:

  •
  Interest charge of Euro 9.9 million (US$12.9 million) on the notes for the period from January 1, 2005 to May 4, 2005, as the audited CME consolidated income statement for the year ended December 31, 2005 already includes the interest charge on the notes from May 5, 2005 to December 31, 2005. The Euro fixed rate notes of Euro 245 million are due for repayment in 2012 and bear interest at an annual rate of 8.25%. The Euro floating rate notes of Euro 125 million are due for repayment in 2012 and bear interest at an interest rate of 180 day EURIBOR (which was 2.17% at May 5, 2005) plus 5.5%.

  •
  Non-cash amortization of Euro 0.4 million (US$0.5 million) for debt issuance costs for the period from January 1, 2005 to May 4, 2005, as the audited CME consolidated income statement for the year ended December 31, 2005 already includes the non-cash amortization for debt issuance costs from May 5, 2005 to December 31, 2005. The debt issuance costs on the Euro fixed and floating rate notes of Euro 8.8 million (US$11.5 million) are amortized over 7 years (84 months).

(b)
The amortization charge of US$5.7 million relates to the amortization charge on our share of the fair value uplift of the intangible assets subject to amortization recognized on the acquisition of the TV Nova Group for the five months period to May 31, 2005. This amortization charge also adjusts for the minority interest impact from May 2, 2005 to May 31, 2005 to reflect the Additional Interest Acquisition.

Following the Additional Interest Acquisition on May 27, 2005 and May 31, 2005, the audited CME consolidated income statement for the year ended December 31, 2005 reflects this amortization charge (at our effective interest of 96.5% in the intangible assets of CET 21 and our 100% interest in Mag Media 99, a 100% subsidiary of CP 2000) from May 31, 2005 to December 31, 2005.

The fair value of the intangible assets subject to amortization of the TV Nova Group are listed below:

  •
  CET 21 broadcasting license: CZK 4,099 million (US$183.3 million).

  •
  Mag Media 99 customer relationships: CZK 285 million (US$12.7 million).

  •
  Film libraries: CZK 829 million (US$37.1 million).

Based on the above fair values, we computed our share of the fair value uplift as follows (utilizing our effective interest of 96.5% in the intangible assets of CET 21 and our 100% interest in Mag Media 99, 100% subsidiary entity of CP 2000):

  •
  CET 21 broadcasting license: CZK 3,553 million (US$158.9 million).

  •
  Mag Media 99 customer relationships: CZK 223 million (US$10.0 million).

  •
  Film libraries: CZK 26 million (US$1.2 million).

Based on the costs and risks involved in renewal of the license, the license is considered to have a finite life of twelve years. We have therefore amortized the value of the license over its useful life which ends on the expiry date of January 2017. Customer relationships are amortized over an estimated useful life of 12.2 years. Film libraries are amortized over an estimated weighted average useful life of 5.7 years.

The fair value of the TV Nova trademark was CZK 445 million (US$19.9 million). Our share of the fair value uplift of the TV Nova trademark of CZK 417 million (US$18.6 million) has not been amortized as it has been deemed to have an indefinite life.

An exchange rate at January 1, 2005 of US$ 1 to CZK 22.365 was used to convert the CZK amount to USD.

(c)
The depreciation charge of US$0.3 million relates to the depreciation charge for the five month period to May 31, 2005 on our share of the fair value uplift of the tangible fixed assets recognized on the acquisition of the TV Nova Group. This depreciation charge also adjusts for the minority interest impact from May 2, 2005 to May 31, 2005 to reflect the Additional Interest Acquisition.

Following the Additional Interest Acquisition in May 27, 2005 and May 31, 2005, the audited CME consolidated income statement for the year ended December 31, 2005 reflects this depreciation charge (at our effective interest of 96.5% in the tangible assets of CET 21 and our 100% interest in Mag Media 99, a 100% subsidiary of CP 2000) from May 31, 2005 to December 31, 2005.

The fair value of the tangible assets that was subject to fair value uplifts on acquisition of the TV Nova Group are listed below:

  •
  Software: CZK 45 million (US$2.0 million).

  •
  Other fixed assets: CZK 334 million (US$14.9 million).

Based on the above fair values, we computed our share of the fair value uplift as follows (utilizing our effective interest of 96.5% in the intangible assets of CET 21 and our 100% interest in Mag Media 99, a 100% subsidiary of CP 2000):

  •
  Software: CZK 33 million (US$1.5 million).

  •
  Other fixed assets: CZK 68 million (US$3.0 million).

The software tangible asset category is amortized over an estimated weighted average useful life of 4.1 years. The fair value uplift of other fixed assets recognized on the acquisition of the TV Nova Group are amortized over an estimated weighted average useful life of 5.5 years.

An exchange rate at January 1, 2005 of US$ 1 to CZK 22.365 was used to convert the CZK amount to USD.

(d)
The provision for income tax benefit adjustment of US$5.6 million represents:

(i)
The tax relief on the intercompany indebtedness of US$3.9 million for the period from January 1, 2005 to May 1, 2005, as the audited CME consolidated income statement for the year ended December 31, 2005 already includes this tax relief from May 2, 2005 to December 31, 2005.

  The TV Nova Acquisition was structured in a manner that resulted in intercompany indebtedness with interest expense that is deductible against our operating income for income tax purposes.

  (ii)
  Deferred tax benefit on the amortization and depreciation expense on the intangibles and tangibles (outlined in item (b) and (c) above) of US$1.7 million for the five month period to May 31, 2005 as the audited CME consolidated income statement for the year ended December 31, 2005 already includes this deferred tax benefit (at our effective interest of 96.5% in the tangible assets of CET 21 and our 100% interest in Mag Media 99, a 100% subsidiary of CP 2000) from May 31, 2005 to December 31, 2005.

(e)
The income statement benefit to minority interest in income of consolidated subsidiaries of US$10.0 million represents the adjustment required to reflect a 3.5% minority interest in the TV Nova Group for the period from January 1, 2005 to May 31, 2005. This minority interest income adjustment also adjusts for the minority interest impact from May 2, 2005 to May 31, 2005 to reflect the Additional Interest Acquisition. The unaudited TV Nova income statement for the period ended May 2, 2005 included a minority interest of 26.9%.

Following the Additional Interest Acquisition in May 27, 2005 and May 31, 2005, the audited CME consolidated income statement for the year ended December 31, 2005 reflects a 3.5% minority interest in the TV Nova Group from May 31, 2005 to December 31, 2005.

(f)
The shares used in computing earnings per common share have been adjusted to reflect the 3.5 million shares of our Class A Common Stock issued to PPF as part of the purchase consideration for the TV Nova Initial Acquisition and the 5.405 million shares of our Class A Common Stock issued in a registered public offering to finance the acquisition of PPF's remaining 15% ownership interest in the TV Nova Group on May 31, 2005 as if these issuances had occurred on January 1, 2005.

2,200,000 Shares

Class A Common Stock

Prospectus

JPMorgan	Lehman Brothers	ING
Ceska sporitelna, a.s.
Jefferies & Company	ThinkEquity Partners LLC

March    , 2006

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. We are offering to sell, and seeking offers to buy, common shares only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common shares.

No action is being taken in any jurisdiction outside the United States to permit a public offering of the common shares or possession or distribution of this prospectus in that jurisdiction. Persons who come into possession of this prospectus in jurisdictions outside the United States are required to inform themselves about and to observe any restrictions as to this offering and the distribution of this prospectus applicable to that jurisdiction.

Part II

Information not required in prospectus

Item 14. Other expenses of issuance and distribution.

Expenses to be paid by us in connection with the issuance and distribution of the securities being registered are as follows:

Registration Fees	$17,969.73
Legal Fees and Expenses	$225,000.00	*
Accounting Fees and Expenses	$250,000.00	*
Printing and Engraving	$150,000.00	*
Transfer Agent and Registrar Fees	$5,000.00	*
Miscellaneous	$27,030.27	*
Total	$675,000.00	*

*
Estimated

Item 15. Indemnification of directors and officers.

Under Bermuda law and our bye-laws, the Directors, Secretary and other officers (such term to include any person appointed to any committee by the Board) for the time being and each such person who is or was or had agreed to become a Director or officer of Central European Media Enterprises Ltd. and each such person who is or was serving or who had agreed to serve as an employee or agent of Central European Media Enterprises Ltd. or as a Director, officer, employee or agent of another company, corporation, partnership, joint venture, trust or other enterprise in which Central European Media Enterprises Ltd. is or was engaged acting in relation to any of the affairs of the Company and every auditor for the time being of Central European Media Enterprises Ltd. and the liquidator or trustees (if any) for the time being acting in relation to any of the affairs of Central European Media Enterprises Ltd. and every one of them, and their heirs, executors and administrators, are indemnified and secured harmless out of the assets and profits of Central European Media Enterprises Ltd. from and against all actions, costs, charges, losses, damages and expenses which they or any of them, their heirs, executors or administrators, shall or may incur or sustain by or by reason of any act done, purported to be done, concurred in or omitted in or about the execution of their duty, or supposed duty, or in their respective offices or trusts, or on behalf of Central European Media Enterprises Ltd. or purportedly on behalf of Central European Media Enterprises Ltd., none of them shall be answerable for the acts, receipts, neglects or defaults of the others of them or for joining in any receipts for the sake of conformity, or for any bankers or other persons with whom any moneys or effects belonging to Central European Media Enterprises Ltd. shall or may be lodged or deposited for safe custody, or for insufficiency or deficiency of any security upon which any moneys of or belonging to Central European Media Enterprises Ltd shall be placed out on or invested, or for any other loss, misfortune or damage which may happen in the execution of their respective offices or trusts, or in relation thereto, provided that this indemnity shall not extend to any matter in respect of any fraud or dishonesty which may attach to any of said persons. Subject to the provisions of the Companies Act 1981 of Bermuda and without limiting the generality or the effect of the foregoing, Central European Media Enterprises Ltd may enter into one or more agreements with any person which provide for indemnification greater or different than that provided in our Bye-laws.

Each shareholder agrees under our bye-laws to waive and release any claim or right of action such shareholder might have, whether individually or by or in the right of Central European Media Enterprises Ltd, against any Director or officer on account of any act done, purported to be done, concurred in or omitted in or about the execution of their duty, or supposed duty, or in their respective offices or trusts by such Director or officer, or the failure of such Director or officer to take any action in the performance of his duties with or for the Company, provided that such waiver shall not extend to any matter in respect of any fraud or dishonesty which may attach to such Director or officer.

The indemnity provided in our bye-laws shall extend, as a matter of contract between each shareholder and each former Director and officer of the Company and their heirs, executors and administrators, to any act done, purported to be done, concurred in or omitted in or about the execution of their duty, or supposed duty, or in their respective offices or trusts by the former Directors and officers of the Company. The waiver of claims or right of action by each shareholder provided shall extend, as a matter of contract between each shareholder and each former Director and officer of the Company and their heirs, executors and administrators, to any act done, purported to be done, concurred in or omitted in or about the execution of their duty, or supposed duty, or in their respective offices or trusts by the former Directors and officers of the Company.

Any repeal or modification of our bye-laws affecting the above provisions shall not adversely affect any right or protection existing under our bye-laws immediately prior to such repeal or modification.

Item 16. Exhibits and financial statement schedules.

The following exhibits are included in this report:

Exhibit Number	Description

1.1	Form of Underwriting Agreement.
4.1	Form of Class A Common Stock certificate(1)
4.2	Memorandum of Association(2)
4.3	Bye-Laws(3)
4.4	Amendments to Bye-Laws(4)
5.1	Opinion of Conyers Dill & Pearman regarding the validity of the Class A Common Stock being registered
23.1	Consent of Conyers Dill & Pearman (contained in Exhibit 5.1)
23.2	Consent of Deloitte & Touche LLP
23.3	Consent of Deloitte Audit s.r.o.
23.4	Consent of KPMG Ceska republika, s.r.o.

(1)
Incorporated herein by reference to Exhibit 4.01 to Amendment No. 1 to our Registration Statement on Form S-1 (file No. 33-80344) filed with the Commission on August 19, 1994.

(2)
Incorporated herein by reference to Exhibit 3.01 to our Registration Statement on Form S-1 (file No. 33-80344) filed with the Commission on June 19, 1994.

(3)
Incorporated by reference to Exhibit 3.02 to our Annual Report on Form 10-K for the fiscal year ended December 31, 2000.

(4)
Incorporated by reference to Exhibits A, B and C to our definitive Proxy Statement dated and filed with the Commission on April 18, 2002.

Item 17. Undertakings.

The undersigned registrant hereby undertakes:

(1)
To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)
To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii)
To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

(iii)
To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

  provided, however, that paragraphs (i), (ii) and (iii) above do not apply if the information required to be included in a post-effective amendment by those clauses is contained in reports filed with or furnished to the Securities and Exchange Commission by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in this registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of this registration statement.

(2)
That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)
To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)
That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)
Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

  (ii)
  Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

  (iii)
  The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

  (iv)
  Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

The undersigned registrant hereby undertakes that:

(1)
For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act of 1933 shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)
For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Signatures

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and it has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, New York on this 15th day of March 2006.

CENTRAL EUROPEAN MEDIA ENTERPRISES LTD.
By:	/s/ MICHAEL GARIN Michael Garin Chief Executive Officer

Power of attorney

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Michael Garin, Wallace Macmillan, Daniel Penn and Ana Sallavuard, and each or any of them, his true and lawful attorney-in-fact and agent, each acting alone, with full power of substitution and resubstitution, for him and in his name, place, and stead, in any and all capacities, to sign any or all amendments (including post-effective amendments and any subsequent Registration Statement filed pursuant to Rule 462(b) under the Securities Act) to this Registration Statement, and to file the same, with all the exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, each acting alone, full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises as fully, to all intents and purposes, as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, each acting alone, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

SIGNATURE	TITLE	DATE

/s/ MICHAEL GARIN Michael Garin	Chief Executive Officer and Director	March 15, 2006
/s/ WALLACE MACMILLAN Wallace Macmillan	Vice President-Finance, Chief Financial and Accounting Officer	March 15, 2006

/s/ CHARLES R. FRANK, JR. Charles R. Frank, Jr.	Director	March 15, 2006
/s/ HERBERT A. GRANATH Herbert A. Granath	Director	March 15, 2006
/s/ HERBERT KLOIBER Herbert Kloiber	Director	March 15, 2006
/s/ ALFRED W. LANGER Alfred W. Langer	Director	March 15, 2006
/s/ RONALD S. LAUDER Ronald S. Lauder	Non-Executive Chairman of the Board of Directors	March 15, 2006
/s/ BRUCE MAGGIN Bruce Maggin	Director	March 15, 2006
/s/ ANN MATHER Ann Mather	Director	March 15, 2006
/s/ ERIC ZINTERHOFER Eric Zinterhofer	Director	March 15, 2006

QuickLinks

Table of contents
Where you can find more information
Incorporation of certain documents by reference
Forward-looking statements
Summary
The offering
Summary historical and pro forma financial information
Risk factors
Use of proceeds
Price range of common stock
Dividend policy
Capitalization
Selected consolidated financial data
Business
Management's discussion and analysis of financial condition and results of operations
Legal proceedings
Principal security holders
Description of capital stock
Material United States federal income and Bermuda tax considerations
Underwriting
Legal matters
Experts
Unaudited condensed pro forma consolidated financial information
Part II Information not required in prospectus
Signatures
Power of attorney